

CONSOLIDATED FINANCIAL STATEMENTS 2019

For the years ended december 31,2019 and 2018

Santander


Santander
Santander
Santander
150

INDEPENDENT AUDITOR'S REPORT
(A free translation from the original in Spanish)

Santiago, February 27, 2020

To the Shareholders and Directors
Banco Santander Chile

We have audited the accompanying consolidated financial statements of Banco Santander Chile and its subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2019 and 2018, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for the years then ended, and the related notes thereto.

Management's Responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting standards and instructions issued by the Commission for the Financial Market. This responsibility includes designing, implementing and maintaining internal control relevant for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conduct our audits in accordance with Chilean generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement

An audit involves performing procedures to obtain audit evidence on the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant for the preparation and fair presentation of the consolidated financial statements of the entity in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we do not express such kind of opinion. An audit also includes evaluating the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander Chile and its subsidiaries as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting standards and instructions issued by the Commission for the Financial Market.

Digitally signed by Claudio Hernán Gerdtzen Sepúlveda RUT: 12.264.594-0. The digital certificate is embedded in the electronic version of this document.

Santander

CONTENT

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Santander

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,	
		2019	2018
	Note	MCh$	MCh$
ASSETS			
Cash and deposits in banks	5	3,554,520	2,065,441
Cash items in process of collection	5	355,062	353,757
Trading investments	6	270,204	77,041
Investments under resale agreements	7	-	-
Financial derivative contracts	8	8,148,608	3,100,635
Interbank loans, net	9	14,833	15,065
Loans and accounts receivables from customers, net	10	31,823,735	29,470,270
Available for sale investments	11	4,010,272	2,394,323
Held to maturity investments		-	-
Investments in associates and other companies	12	10,467	32,293
Intangible assets	13	73,389	66,923
Property, plant, and equipment	14	197,833	253,586
Right of use assets	14	210,500	-
Current taxes	15	11,648	-
Deferred taxes	15	462,867	382,934
Other assets	16	1,434,308	984,988
TOTAL ASSETS		**50,578,246**	**39,197,356**
LIABILITIES			
Deposits and other demand liabilities	17	10,297,432	8,741,417
Cash items in process of being cleared	5	198,248	163,043
Obligations under repurchase agreements	7	380,055	48,545
Time deposits and other time liabilities	17	13,192,817	13,067,819
Financial derivative contracts	8	7,390,654	2,517,728
Interbank borrowing	18	2,519,818	1,788,626
Issued debt instruments	19	9,500,723	8,115,233
Other financial liabilities	19	226,358	215,400
Lease liabilities	14	158,494	-
Current taxes	15	-	8,093
Deferred taxes	15	99,608	15,395
Provisions	21	337,397	329,940
Other liabilities	22	2,806,325	900,408
TOTAL LIABILITIES		**47,107,929**	**35,911,647**
EQUITY			
Attributable to the equity holders of the Bank		**3,390,823**	**3,239,546**
Capital	24	891,303	891,303
Reserves	24	2,121,148	1,923,022
Valuation adjustments	24	(8,093)	10,890
Retained earnings		**386,465**	**414,331**
Retained earnings from prior years		-	-
Income for the year		552,093	591,902
Minus: Provision for mandatory dividends	21	(165,628)	(177,571)
Non-controlling interest	26	**79,494**	**46,163**
TOTAL EQUITY		**3,470,317**	**3,285,709**
TOTAL LIABILITIES AND EQUITY		**50,578,246**	**39,197,356**

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years ended

	NOTE	December 31, 2019 MCh$	2018 MCh$
OPERATING INCOME			
Interest income	27	2,321,268	2,244,317
Interest expense	27	(904,417)	(829,949)
Net interest income		**1,416,851**	**1,414,368**
Fee and commission income	28	498,658	484,463
Fee and commission expense	28	(211,572)	(193,578)
Net fee and commission income		**287,086**	**290,885**
Net income (expense) from financial operations	29	(78,165)	53,174
Net foreign exchange gain	30	285,184	51,908
Other operating income	35	24,598	39,526
Net operating profit before provision for loan losses		**1,935,554**	**1,849,861**
Provision for loan losses	31	(420,447)	(325,085)
NET OPERATING PROFIT		**1,515,107**	**1,524,776**
Personnel salaries and expenses	32	(410,157)	(397,564)
Administrative expenses	33	(233,612)	(245,089)
Depreciation and amortization	34	(106,092)	(79,280)
Impairment of property, plant, and equipment	34	(2,726)	(39)
Other operating expenses	35	(61,021)	(45,740)
Total operating expenses		**(813,608)**	**(767,712)**
OPERATING INCOME		**701,499**	**757,064**
Income from investments in associates and other companies	12	1,146	1,325
Income before tax		**702,645**	**758,389**
Income tax expense	15	(150,168)	(165,897)
Result of continuing operations		**552,477**	**592,492**
Result of discontinued operations	**40**	**1,699**	**3,770**
NET INCOME FOR THE YEAR		**554,176**	**596,262**
Attributable to:			
Equity holders of the Bank		552,093	591,902
Non-controlling interest	26	2,083	4,360
Earnings per share from continued operations attributable to shareholders of the Bank (expressed in Chilean pesos):			
Basic earnings	24	2,921	3.121
Diluted earnings	24	2,921	3.121
Earnings per share attributable to Equity holders of the Bank (expressed in Chilean pesos):			
Basic earnings	24	2,930	3.141
Diluted earnings	24	2,930	3.141

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the years ended

	NOTE	December 31, 2019 MCh$	December 31, 2018 MCh$
NET INCOME FOR THE YEAR		**554,176**	**596,262**
OTHER COMPREHENSIVE INCOME - ITEMS WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS			
Availablefor sale investments	24	23,974	4,569
Cash flow hedge	24	(50,238)	13,365
Other comprehensive income which may be reclassified subsequently to profit or loss, before tax		**(26,624)**	**17,934**
Income tax related to items which may be reclassified subsequently to profit or loss		7,092	(4,816)
Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax		**(19,172)**	**13,118**
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS			-
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**535,004**	**609,380**
Attributable to:			
Equity holders of the Bank		533,110	605,104
Non-controlling interest	26	1,894	4,276
Attributable to Equity holders of the Bank:			
Continuing operations		531,411	601,334
Discontinued operations		1,699	3,770

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS					
	Capital MCh$	Reserves and other retained earnings MCh$	Effects of merger of companies under common control MCh$	Available for sale investments MCh$	Cash flow hedge MCh$	Income tax effects MCh$	Retained earnings of prior years MCh$	Income for the year MCh$	Provision for mandatory dividends MCh$	Attributable to equity holders of the Bank MCh$	Non-controlling interest (*) MCh$	Total Equity MCh$
Equity as of December 31, 2017	**891,303**	**1,784,042**	**(2,224)**	**459**	**(3,562)**	**791**	**-**	**564,815**	**(169,444)**	**3,066,180**	**41,883**	**3,108,063**
Distribution of income from previous period	-	-	-	-	-	-	564,815	(564,815)	-	-	-	-
Equity as of January 1, 2018	**891,303**	**1,784,042**	**(2,224)**	**459**	**(3,562)**	**791**	**564,815**	**-**	**(169,444)**	**3,066,180**	**41,883**	**3,108,063**
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	**-**
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(423,611)	-	-	**(423,611)**	-	**(423,611)**
Transfer of retained earnings to reserves	-	141,204	-	-	-	-	(141,204)	-	-	**-**	4	**4**
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(8,127)	**(8,127)**	-	**(8,127)**
Subtotals	**-**	**141,204**	**-**	**-**	**-**	**-**	**(564,815)**	**-**	**(8,127)**	**(431,738)**	**4**	**(431,734)**
Other comprehensive income	-	-	-	4,655	13,365	(4,818)	-	-	-	**13,202**	(84)	**13,118**
Result of continuing operations	-	-	-	-	-	-	-	588,132	-	**588,132**	4,360	**592,492**
Result of discontinued operations	-	-	-	-	-	-	-	3,770	-	**3,770**	-	**3,770**
Subtotals	**-**	**-**	**-**	**4,655**	**13,365**	**(4,818)**	**-**	**591,902**	**-**	**605,104**	**4,276**	**609,380**
Equity as of December 31, 2018	**891,303**	**1,925,246**	**(2,224)**	**5,114**	**9,803**	**(4,027)**	**-**	**591,902**	**(177,571)**	**3,239,546**	**46,163**	**3,285,709**
Distribution of income from previous period	-	-	-	-	-	-	591,902	(591,902)	-	-	-	-
Equity as of January 1, 2019	**891,303**	**1,925,246**	**(2,224)**	**5,114**	**9,803**	**(4,027)**	**591,902**	**-**	**(177,571)**	**3,239,546**	**46,163**	**3,285,709**
Increase or decrease of capital and reserves (**)	-	(38,635)	-	-	-	-	-	-	-	**(38,635)**	31,437	**(7,198)**
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(355,141)	-	-	**(355,141)**	-	**(355,141)**
Transfer of retained earnings to reserves	-	236,761	-	-	-	-	(236,761)	-	-	**-**	-	**-**
Provision for mandatory dividends	-	-	-	-	-	-	-	-	11,493	**11,943**	-	**11,943**
Subtotals	**-**	**198,126**	**-**	**-**	**-**	**-**	**(591,902)**	**-**	**11,943**	**(381,833)**	**31,437**	**350,396**
Other comprehensive income	-	-	-	24,235	(50,238)	7,020	-	-	-	**(18,983)**	(189)	**(19,172)**
Result of continuing operations	-	-	-	-	-	-	-	550,394	-	**550,394**	2,083	**552,477**
Result of discontinued operations	-	-	-	-	-	-	-	1,699	-	**1,699**	-	**1,699**
Subtotals	**-**	**-**	**-**	**24,235**	**(50,238)**	**7,020**	**-**	**552,093**	**-**	**533,110**	**1,894**	**535,004**
Equity as of December 31, 2019	**891,303**	**2,123,372**	**(2,224)**	**29,349**	**(40,435)**	**2,993**	**-**	**552,093**	**(165,628)**	**3,390,823**	**79,494**	**3,470,317**

(*) See Note No. 01 letter b).

(**) See Note No. 03.

Period	Total attributable to equity holders of the Bank MCh$	Allocated to reserves MCh$	Allocated to dividends MCh$	Percentage distributed %	Number of shares	Dividend per share (in chilean pesos)
Year 2018 (Shareholders Meeting April 2019)	591,902	236,761	355,141	60	188,446,126,794	1.885
Year 2017 (Shareholders Meeting April 2018)	472,351	141,204	423,611	75	188,446,126,794	2.248

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

	NOTE	December 31, 2019 MCh$	December 31, 2018 MCh$
A – CASH FLOWS FROM OPERATING ACTIVITIES:			
NET INCOME FOR THE YEAR		**554,176**	**596,262**
Debits (credits) to income that do not represent cash flows		**(1,041,896)**	**(1,234,617)**
Depreciation and amortization	34	106,092	79,280
Impairments of property, plant, and equipment	34	2,726	39
Provision for loan losses	31	503,160	413,566
Mark to market of trading investments		39,997	1,438
Income from investments in associates and other companies	12	(1,146)	(5,095)
Net gain on sale of assets received in lieu of payment	35	(17,210)	(23,503)
Provision on assets received in lieu of payment	35	1,809	816
Loss on sale of associate		126	-
Net gain on sale of property, plant, and equipment	35	(2,456)	(2,490)
Charge off of assets received in lieu of payment	35	17,638	15,037
Net interest income	27	(1,416,851)	(1,414,368)
Net fee and commission income	28	(287,086)	(290,885)
Other debits (credits) to income that do not represent cash flows		(67)	(8,271)
Changes in deferred taxes	15	11,372	(181)
Increase/decrease in operating assets and liabilities		**2,308,784**	**1,660,877**
(Increase) decrease of loans and accounts receivables from customers, net		(2,449,954)	(2,703,700)
(Increase) decrease of financial investments		(1,809,112)	588,918
Decrease (increase) of interbank loans		232	147,534
(Increase) decrease of assets received or awarded in lieu of payment		(1,743)	3,656
Increase (decrease) of debits in customers checking accounts		1,298,976	521,476
Increase (decrease) of time deposits and other time liabilities		124,998	1,153,874
Increase (decrease) of obligations with domestic banks		271,620	(480)
Increase (decrease) of other demand liabilities or time obligations		257,039	451,775
Increase (decrease) of obligations with foreign banks		459,572	90,754
Increase (decrease) of obligations with Central Bank of Chile		-	(5)
Increase (decrease) of obligations under repurchase agreements		331,510	(219,516)
Increase (decrease) in other financial liabilities		10,958	(26,630)
Increase (decrease) net lease		(52,006)	-
Net increase of other assets and liabilities		1,014,787	(903,390)
Redemption of letters of credit		(6,988)	(8,989)
Senior bond issuances		1,893,552	1,156,057
Redemption mortgage bonds and payments of interest		(6,109)	(5,911)
Redemption and maturity of of senior bonds and payments of interest		(822,615)	(289,837)
Interest received		2,321,268	2,244,317
Interest paid		(904,417)	(829,949)
Dividends received from investments in other companies	12	130	38
Fees and commissions received	28	498,658	484,463
Fees and commissions paid	28	(211,572)	(193,578)
Total cash flow provided by (used in) operating activities		**1,821,064**	**1,022,522**

The accompanying notes 1 to 40 form an integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

	NOTE	December 31, 2019 MCh$	December 31, 2018 MCh$
B – CASH FLOWS FROM INVESTMENT ACTIVITIES:			
Purchases of property, plant, and equipment	14	(50,377)	(68,329)
Sales of property, plant, and equipment		6,030	6,297
Purchases of investments in associates and other companies		(62,136)	-
Disposals of investments in companies		1,930	-
Purchases of intangible assets	13	(32,860)	(29,563)
Total cash flow provided by (used in) investment activities		**(137,413)**	**(91,595)**
C – CASH FLOW FROM FINANCING ACTIVITIES:			
From shareholder´s financing activities		**(355,141)**	**423,611**
Increase in other obligations		-	-
Placement of subordinated bonds		-	-
Redemption of subordinated bonds and payments of interest		-	-
Dividends paid		(355,141)	(423,611)
From non-controlling interest financing activities		**-**	**-**
Dividends and/or withdrawals paid		-	-
Total cash flow used in financing activities		**(355,141)**	**(423,611)**
D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		**1,328,510**	**507,316**
E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		**126,669**	**114,498**
F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		**2,256,155**	**1,634,341**
FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	**3,711,334**	**2,256,155**

Reconciliation of provisions for the Consolidated Statements of Cash Flows for the periods		December 31, 2019 MCh$	December 31, 2018 MCh$
Provision for loan losses for cash flow purposes		503,161	413,566
Recovery of loans previously charged off		(82,714)	(88,481)
Provision for loan losses - net	31	**420,447**	**325,085**

Reconciliation of liabilities arising from financing activities	**December, 31 2018 MCh$**	**Cash Flow MCh$**	**Changes other than cash** Acquisition MCh$	**Foreign Currency Movement MCh$**	**UF Movement MCh$**	**Fair Value Changes MCh$**	**December, 31 2019 MCh$**
Subordinated Bonds	795,957	-	-	-	22,127	-	818,084
Dividends paid	(423,611)	423,611	-	-	-	-	
Other	-	-	-	-	-	-	-
Total liabilities from financing activities	**372,346**	**423,611**	**-**	**-**	**22,127**	**-**	**818,084**

The accompanying notes form integral part of these consolidated financial statements.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to as the "Bank" or "Banco Santander Chile") offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2019, Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This makes Banco Santander Spain have control over 67.18% of the Bank's shares.

a) Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the Chilean regulatory agency. Article 15 of the General Banking Law states that banks must apply accounting standards established by SBIF. For those issues not covered by the SBIF, the Bank must apply generally accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which conform with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that any discrepancies exist between IFRS and accounting standards issued by the SBIF (Compendium of Accounting Standards and Instructions), the latter shall prevail.

For purposes of these financial statements the Bank uses certain terms and conventions. References to "US$", "U.S. dollars" and "dollars" are to United States dollars, references to "EUR" are to European Economic Community Euro, references to "CNY" are to Chinese Yuan, references to "JPY" are to "Japanese Yen", references to "CHF" are to Swiss franc, references to "Chilean pesos", "pesos" or "Ch$" are to Chilean pesos, and references to "UF" are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index ("CPI") of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for the year. These contain narrative descriptions and details of these statements in a clear, relevant, reliable and comparable manner.

b) Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements as of December 31, 2019 and 2018, incorporate the financial statements of the Bank entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I. Has power over the investee (i.e., it has rights that grant the current capacity of managing the relevant activities of the investee)
II. is exposed, or has rights, to variable returns from its involvement with the investee; and
III. has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank's voting rights in an investee are sufficient to give it power, including:

- The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
- The potential voting rights held by the Bank, other vote holders or other parties;
- The rights arising from other agreements; and any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Statement of Income and in the Consolidated Financial Statementof Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When is necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank's accounting policies. All balances and transacctions between consolidated entities are eliminated.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank's equity and the non-controlling interests' equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties' shares in the Bank's consolidated equity are presented as "Non-controlling interests" in the Consolidated Statement of Changes in Equity. Their share in the income for the year is presented as "Attributable to non-controlling interest" in the Consolidated Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i. Entities controlled by the Bank through participation in equity

			Percent ownership share					
			December 31,					
		Place of Incorporation and	2019			2018		
			Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main Activity	operation	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada (1)	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A. (2)	Insurance brokerage	Santiago, Chile	50.10	-	50.10	-	-	-
Santander Consumer Chile S.A. (3)	Financing	Santiago, Chile	51.00	-	51.00	-	-	-

The details of non-controlling interest in all the subsidiaries can be seen in Note 26 – Non-controlling interest (minority).

(1) On December 18, 2019, Santander Agente de Valores Limitada changes its business name and the company's object, to Santander Asesorías Financieras Limitada, and offering financial advice.

(2) On October 19, 2019 Klare Corredora de Seguros S.A. was created as a digital insurance brokerage, and supporting banking business company and thus subject to banking regulations. The Banks owns the 50,10% of the company's capital share.

(3) On November 15, 2019, Financial Market Commission (FMC) authorized Banco Santander to acquire the 51% of the Santander Consumer Chile S.A. capital share from SK Berge (49%) and Banco Santander S.A. (2%). The sale was completed on November 27, 2019 (Note 03).

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii. Entities controlled by the Bank through other considerations

The following companies have been consolidated as of December 31, 2019 and 2018 based on the fact that the activities relevant on them are determined by the Bank (companies complementary to the banking sector) and therefore the Bank exercises control:

- Santander Gestión de Recaudación y Cobranza Limitada (collection services)
- Bansa Santander S.A. (management of repossessed assets and leasing of properties)
- Multiplica SpA (Development card incentive programs).

iii. Associates

An associate is an entity over which the Bank has the ability to exercise significant influence, but not control or joint control. This ability is usually represented by a share equal to or higher than 20% of the voting rights of the Company and is accounted for using the equity method.

The following companies are considered "Associates" in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share	
			As of December 31,	
		Place of Incorporation and operation	2019	2018
Associates	Main activity		%	%
Redbanc S.A.(*)	ATM services	Santiago, Chile	-	33.43
Transbank S.A. (*)	Debit and credit card services	Santiago, Chile	-	25.00
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publically offered securities	Santiago, Chile	29.29	29.29
Cámara de Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00
Sociedad Nexus S.A. (*)	Credit card processor	Santiago, Chile	-	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48

(*) The Bank is in process to sell its share participation on Redbanc S.A., Transbank S.A. and Nexus S.A., therefore it has applied IFRS 5 Non-current Assets Held for Sale and Discontinued Operations over its participations share. As of December 31, 2019, the Bank has sold 85% of its share participation in Nexus S.A. (Notes 01 and 40).

In the case of Cámara Compensación de Pagos Alto Valor S.A., Banco Santander-Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities.

In the case of Servicios de Infraestructura de Mercado OTC S.A.The Bank participates, through its executives, actively in the administration and in the process of organization, which is why the Administration has concluded that it exerts significant influence on it.

iv. Share or rights in other companies

Entities over which the Bank has no control or significant influences are presented in this category. These holdings are shown at acquisition value (historical cost) less impairment, if any.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

c) Non-controlling interest

Non-controlling interest represents the portion of gains or losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Statement of Income, and separately from shareholders' equity in the Consolidated Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership.

d) Reporting segments

Operating segments with similar economic characteristics often exhibit similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standard 8 "Operating Segments" (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i. the nature of the products and services;
ii. the nature of the production processes;
iii. the type or class of customers that use their products and services;
iv. the methods used to distribute their products or services; and
v. if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i. its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii. the absolute amount of its reported profit or loss is equal to or greater than 10% : (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii. its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Financial Statements.

Information about other business activities of the segments not separately reported is combined and disclosed in the Corporate Activities ("others") category.

According to the information presented, the Bank's segments were selected based on an operating segment being a component of an entity that:

i. engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii. whose operating results are regularly reviewed by the entity's chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii. for which discrete financial information is available.

e) Functional and presentation currency

The Bank, in accordance with IAS 21 "Effects of Variations in Exchange Rates of the Foreign Currency", has defined as functional and presentation currency the Chilean Peso, which is the currency of the primary economic environment in which the Bank operates, it also obeys the currency that influences the structure of costs and revenues. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered as "Foreign currency".

f) Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and held by the Bank are translated to Chilean pesos based on the representative market rate published by Reuters at 1:30 p.m. on the month end date. The rate used was Ch$747,37 per US$1 for December, 2019 (Ch$697,76 per US$1 for December, 2018).

The amount of net foreign exchange gains and losses include recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

g) Definitions and classification of financial instruments

i. Definitions

A "financial instrument" is any contract that gives rise to a financial asset of an entity, and a financial liability or equity instrument of another entity.

An "equity instrument" is a legal transaction that evidences a residual interest on the assets of an entity deducting all of its liabilities.

A "financial derivative" is a financial instrument whose value changes in response to changes with regard to an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

"Hybrid financial instruments" are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative. Durong the year 2019 and 2018, Banco Santander did not keep implicit derivatives in its portfolio.

ii. Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), 'held to maturity investments', 'available for sale investments' (AFS) financial assets and 'loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets require delivery of the asset within the time frame established by regulation or convention in the marketplace.

Financial assets are initially recognized at fair value plus, in the case of financial assets that aren't accounted for at fair value with changes in profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognised on an effective interest basis for loans and accounts receivables other than those financial assets classified at fair value through profit or loss.

Financial assets FVTPL – (Trading investments)

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as fair value through profit or loss.

A financial asset is classified as held for trading if:

- it has been acquired with the purpose of selling it in the short term; or
- on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

- such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
- the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
- it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised incorporates any dividend or interest earned on the financial asset and is included in the 'net income (expense) from financial operations' line item.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less impairment.

Available for sale investments (AFS investments)

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of "Valuation Adjustment". When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognised in profit or loss when the Bank's right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

Loans and accounts receivables from customers

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and owed by banks) are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables where discounting effects are immaterial.

iii. Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Financial Statements:

- Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item and in the corresponding items.

- Cash items in process of collection: this item includes values of documents in process of transfer and balances from operations that, as agreed, are not settled the same day, and purchase of currencies not yet received.

- Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value.

- Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 8.

    - Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

    - Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

- Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

- Loans and accounts receivables from placements: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is removed from the Bank´s financial statements.

- Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities FVTPL or other financial liabilities:

Financial liabilities FVTPL

As of December 31, 2019 and 2018, the Bank does not have financial liabilities with changes in results.

Other financial liabilities

Other financial liabilities (including loans and accounts payable) are subsequently measured at amortised cost using the effective interest method.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following items in the Consolidated Statement of Financial Position:

- Deposits and other on-demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

- Cash items in process of collection: this item includes balances from asset purchase operations that are not settled the same day, and sale of currencies not yet delivered.

- Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

- Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

- Financial derivative contracts: this includes financial derivative contracts with negative fair values, whether they are for trading or for hedge accounting, as set forth in Note 8.

    - Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

    - Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivativees separated from the hybrid financial instruments.

- Interbank borrowings: this includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

- Issued debt instruments: there are four types of instruments issued by the Bank: obligations under letters of credit, subordinated bonds, mortgage bonds and senior bonds placed in the local and foreign market.
- Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

h) Valuation of financial instruments and recognition of fair value changes

Generally, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence against it, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured with the following criteria:

i. Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments.

According to IFRS 13 *Fair Value Measurement*, "fair value" is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Every derivative is recorded in the Consolidated Statements of Financial Position at fair value as previously described. This value is compared to the valuation at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset, if the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in "Net income (expense) from financial operations" in the Consolidated Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation ("present value" or "theoretical close") using valuation techniques commonly used by the financial markets: "net present value" (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets as a result of exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. Own-credit risk (DVA) is a valuation adjustment similar to the CVA, but generated by the Bank's credit risk assumed by our counterparties.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

"Loans and accounts receivable from customers" and Held-to-maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in "Net income (expense) from financial operations".

The "effective interest rate" is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The amounts at which the financial assets are recorded represent the Bank's maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii. Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank's management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of December 31, 2019 and 2018 by the Bank's internal models to determine the fair value of the financial instruments are as follows:

i. In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii. In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares and raw materials, volatility, prepayments and liquidity. The Bank's management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii. Hedging transactions and macro hedge

The Bank uses financial derivatives for the following purposes:

i. to sell to customers who request these instruments in the management of their market and credit risks;
ii. to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities ("hedging derivatives"), and
iii. to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

   a. Changes in the value of assets and liabilities due to fluctuations, among others, in inflation (UF), the interest rate and/or exchange rate to which the position or balance to be hedged is subject ("fair value hedge");

   b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions ("cash flow hedge");

   c. The net investment in a foreign operation ("hedge of a net investment in a foreign operation").

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

   a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective ("prospective effectiveness").

   b. There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position ("retrospective effectiveness").

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank's management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a. For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as "Net income (expense) from financial operations" in the Consolidated Statement of Income.

b. For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Financial Statement of Income under "Net income (expense) from financial operations".

c. For cash flow hedges, the change in fair value of the hedging instrument is included as "Cash flow hedge" in "Other comprehensive income", until the hedged transaction occurs, thereafter being reclassified to the Consolidated Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d. The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under "Net income (expense) from financial operations".

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When "fair value hedging" is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under "Other comprehensive income" (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iv. Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the host contracts are not classified as "Trading investments" or as other financial assets (liabilities) at fair value through profit or loss.

v. Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

vi. Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i. If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii. If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Financial Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

- An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
- Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii. If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a. If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b. If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized from the Consolidated Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Financial Statement Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

i) Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i. Interest revenue, interest expense, and similar items

Interest revenue, expense and similar items are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received.

This interest and adjustments are generally referred to as "suspended" and are recorded in they are reported as part of the complementary information thereto and as memorandum accounts (Note 27). This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 risk categories (for loans individually evaluated for impairment).

ii. Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Interim Statement of Income using criteria stablished in IFRS 15 "Revenue from contracts with customers".

Under IFRS 15, the Bank recognize revenue when (or as) satisfied a performance obligations by transferring a service (ie an asset) to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognises revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

The main income arising from commissions, fees and similar items correspond to:

- Fees and commissions for lines of credits and overdrafts:includes accrued fees related to granting lines of credit and overdrafts in checking accounts.
- Fees and commissions for guarantees and letters of credit:includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.
- Fees and commissions for card services:includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards
- Fees and commissions for management of accounts:includes accrued commissions for the maintenance of checking, savings and other accounts
- Fees and commissions for collections and payments:includes income arising from collections and payments services provided by the Bank.
- Fees and commissions for intermediation and management of securities:includes income from brokerage, placements, administration and securitie's custody services.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

- Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.
- Other fees and commissions:includes income arising from currency changes,financial advisory, cashier check issuance, placement of financial products and onlilne banking services.

The main expense arising from commissions, fees and similar items correspond to:

- Compensation for card operation:includes commission expenses for credit and debit card operations related to income commissions card services.
- Fees and commissions for securities transactions:includes commissions expense for deposits, securities custody service and securitie's brokerage.
- Other fees and commissions:includes mainly expenses generayed from online services.

The Bank has incorporated disaggregated revenue disclosure and reportable segment relationship in Note 28.

Additionaly, the Bank maintains certain loyalty programs associated to its credit cards services, for which it has deferred a percentage of the consideration received in the statement of financial position to comply with its related performance obligation, or has liquidated on a monthly basis as far they arise.

iii. Non-financial income and expenses

Non-financial income and expenses are recognized for accounting purposes on an accrual basis.

iv.Commissions in the formalization of loans

The financial commissions that arise in the formalization of loans, fundamentally the opening or study and information commissions, are periodized and recorded in the consolidated long-term result of the life of the loan.

j) Impairment

i. Financial assets:

A financial asset, other than that at fair value through profit and loss, is evaluated on each consolidated financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset ("event causing the loss"), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in the consolidated statement of income in the caption "provisions for credit risk". Any impairment loss related to a financial asset available for sale previously recorded in equity is transferred to income.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income.

ii. Non-financial assets:

The Bank's non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Losses for goodwill impairment recognized through capital gains are not reversed.

k) Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i. Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses resulting from comparing the net value of each item to the respective recoverable amount.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (in months)
Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1.200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii. Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment losses, are the same as those for property, plant and equipment held for own use.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

l) Leasing

As of January 1, 2019 the Bank has started to apply IFRS 16 "Leases", using the modified retrospective method and therefore, no comparative information is required, and 2018 balances continue to be reported under IAS 17 "Leases".

Policy applicable from January 1, 2019

At inception of a contract the Bank assesses whether a contract contains a lease. A contract contains a lease if the contracts conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:

● the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct. If the supplier has a substantive substitution right, then the asset is not identified.

● the Bank has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, and

● the Bank has the right to direct the use of the asset – this is decision-making purpose for which asset is use

a. As a Lessee

The Bank recognises a right-of-use asset and a lease liability at the lease commencement date in accordance within IFRS 16 "Leases". The main contracts that the Bank has are offices and branches related, which are necessary to carry out its activities.

At the beginning, the right-of-use asset is equal to the lease liability and is calculated as the present value of the lease payments discounted using the incremental interest rate at the commencement date, considering the lease term of each contract. The average incremental interest rate as of December 31, 2019 is 1.7%. After initial recognition, the right-of-use is subsequently depreciated using the straight-line method in accordance with the lease term of the contract, and the lease liability is amortised in accordance with the effective interest method. Financial interest is accounted as interest expense, and depreciation as depreciation expense in each period.

The term of the lease comprises non-cancelable periods established within each contract, while for lease contracts with an indefinite useful life, the Bank has determined to assign a useful life equal to the longer non-cancelable period of its lease agreements. The Bank has elected not to recognise right-of-use assets and lease liabilities for short term leases that have a lease term of 12 months or less and leases of low-value assets. The Bank recognises lease payments associated with these leases as an expense on a straight-line basis over the lease term. Any modification in the terms or lease should be treated as a new measurement.

Initially, the Bank measures the right-of-use asset at cost. The rent of the lease agreements is agreed in UF and paid in pesos. According to that, monthly variation in UF should be treated as a new measurement, and therefore, readjustments should be recognized as a modification to the obligation and the right-of-use asset.

The Bank has not entered into lease agreements with residual value guarantee or variable lease payments.

In applying IFRS 16 for the first time, the Bank has used the following practical expedients permitted by the standard:

· accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases

· excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application.

The Bank has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Bank relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.

b. As a lessor

When the Bank acts as a lessor, it determines at the beginning if it corresponds to a financial or operating lease. To do this, it evaluates whether it has substantially transferred all the risks and benefits of the asset. In the affirmative case, it corresponds to a financial lease, otherwise it is a financial lease. The Bank recognizes the lease income on a straight-line basis over the lease term.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

c. Third party financing

The Bank recognises the loans with third parties within "Loans and accounts receivable from customers" in the Consolidated Statements of Financial Position, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee's purchase option at the end of the lease term, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

The finance income and expenses arising from these contracts are recorded under "Interest income" and "Interest expense" respectively, in Consolidated Statements of Income to achieve constant return rate over the lease term.

Policy applicable prior to January 1, 2019

Prior to effective date of IFRS 16, the Bank applied IAS 17 Leases.

i. Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

The Bank recognised as lending to third parties under "Loans and accounts receivable from customers" in the Consolidated Statements of Financial Position, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee's purchase option at the end of the lease term, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

When consolidated entities acts as lessees, the leased assets are classified based on their nature in the Consolidated Statements of Financial Position, and recognising an asset and liability at the same amount (the lower between the fair value of the leased property and the present value of the minimum lease payments, plus purchase option). These assets are depreciated in accordance with property, plant and equipment for own use criterion.

In both cases, the finance income and expenses arising from these contracts are recorded under "Interest income" and "Interest expense" respectively, in Consolidated Statements of Income to achieve constant return rate over the lease term.

ii. Operating leases

In operating leases, the ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.
When the consolidated entities act as a lessor, the leased assets are classified at their acquisition cost under "Property, plant and equipment". The depreciation criterion for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases are recorded on a straight-line basis under "Other operating income" in the Consolidated Statements of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to "Administrative expenses" in the Consolidated Statements of Income.

iii. Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of the sale except in the case of excess of proceeds over fair value, which is amortised over the period of use of the asset. In the case of finance leasebacks, the profit or loss generated is amortised over the lease term.

m) Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income and adjustments in the Consolidated Statement of Income using the effective interest method over the financing period.

When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

n) Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably, and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank's ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Intangible assets are amortized on a straight-line basis using the estimated useful life, which has been defined by default in 36 months, and can be modified to the extent that it is demonstrated that the Bank will benefit from the use of the intangible for a different period mentioned above.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o) Cash and cash equivalents

The indirect method is used to prepare the consolidated cash flow statement, starting with the Bank's consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investing or financing activities.

The cash flow statement was prepared considering the following definitions:

i. Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

ii. Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

iii. Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv. Financing Activities: Activities that result in changes in the size and composition of equity and liabilities that are not operating or investing activities.

p) Allowances for loan losses

The Bank continuously evaluates the entire loan portfolio and contingent loans, as it is established by the FMC, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by Financial Market Commission (FMC) and models of credit risk rating and assessment approved by the Board's Committee, including the amendments introduced by Circular No. 3.573 (and its further modifications) applicable as of January 1, 2016 which establishes a standard method for residential mortgage loans and complements and specifies instructions on provisions and loans classified in the impaired portfolio, and subsequent amendments.

The Bank uses the following models established by the FMC, to evaluate its loan portfolio and credit risk:

- Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure.

- Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans, established in Circular No. 3.573 (modified by Circular No. 3.584) and commercial circular No. 3.638 and 3.647, and internal models for consumer loans.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continue

I. Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the FMC, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i. Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii. Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii. Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Portfolio	Debtor's Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or surety is an entity qualified in a assimilable investment grade by a local or international company rating agency recognized by the FMC. Guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20.027, provided the breach conditions outlined in Circular No. 3.454 of December 10, 2008 are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Expected range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2 CNC of the FMC. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i. the debtor has no obligations of the debtor with the Bank more than 30 days overdue;
ii. the debtor has not been granted loans to pay its obligations;
iii. at least one of the payments include the amortization of capital; Asignaciones para evaluaciones grupales
iv. if the debtor has made partial loan payments in the last six months, two payments have already been made;
v. if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;
vi. the debtor does not appear to have bad debts in the information provided by the FMC, except for insignificant amounts.

II. Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances related to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio's risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client's risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Therefore, once the customers have been profiled, and the loan's profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, on establishing provisions associated with housing loans, the Bank must recognize minimum provisions according to standard methods established by the FMC for this type of loan. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Standard method of residential mortgage loan provisions

As of January 1, 2016 and in accordance with Circular No. 3.573 issued by the FMC, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

The allowance rates applied according to default and LTV are the following:

LTV Range	Days overdue at month end	0	1-29	30-59	60-89	Impaired portfolio
LTV≤40%	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
	Severity (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	Expected Loss (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40%< LTV ≤80%	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
	Severity (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	Expected Loss (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80%< LTV ≤90%	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
	Severity (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	Expected Loss (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LTV >90%	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
	Severity (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	Expected Loss (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV =Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each them in accordance with their respective LTV.

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

III. Additional provisions

According to FMC regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector.

According to No. 9 of Chapter B-1 from the FMC Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans.

The bank has set up additional provisions at the end of the third quarter of 2018 for an amount of MCh $ 20,000, associated with the Bank's consumer portfolio, which have been approved by the bank's board of directors (Note 31).

IV. Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (SBIF).

These charge-offs refer to the derecognition from the Consolidated Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-2 of the Compendium of Accounting Regulations, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off at the Consolidated Statement of Income.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V. Recovery of loans previously charged off and accounts receivable from customers

Any recovery on "Loans and accounts receivable from customers" previously charged-off will be recognized as a reduction in the credit risk provisons in the Consolidated Statement of Income.

Any renegotiation of a loan previously charged-off will not give rise to income, as long as the operation continues being considered as impaired. The cash payments received must be treated as recoveries of charged-off loans.

The renegotiated loan can only be included again in assets if it is no longer considered as impaired, also recognizing the capitalization income as recovery of charged-off loans.

q) Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i. has a present obligation (legal or constructive) as a result of past events, and
ii. it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The Consolidated Financial Statements reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more than likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

- Provision for employee salaries and expenses
- Provision for mandatory dividends
- Provision for contingent loan risks
- Provisions for contingencies

r) Income taxes and deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be recovered or settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes from the date on which the law is enacted or substantially enacted.

s) Use of estimates

The preparation of the financial statements requires the Bank's management to make estimates and assumptions that affect the application of the accounting policies and the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal modeling and other valuation techniques.

The Bank has established allowances to cover cover probable losses, to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers' ability to pay. Increases in the allowances for loan losses are reflected as "Provision for loan losses" in the Consolidated Statement of Income.

Loans are charged-off when the contractual rights for the cash flows expire, however, for loans and accounts receivable from customers the bank will charge-off in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards issued by the FMC. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank's Management to quantify certain assets, liabilities, revenues, expenses, and commitments.

Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates are based on the best available information and mainly refer to:

- Allowances for loan losses (Notes 9, 10, and 31)
- Impairment losses of certain assets (Notes 8, 9, 10, 11, and 34)
- The useful lives of tangible and intangible assets (Notes 13, 14 and 34)
- The fair value of assets and liabilities (Notes 6, 7, 8, 11 and 38)
- Commitments and contingencies (Note 23)
- Current and deferred taxes (Note 15)

t) Non-current assets held for sale

The Bank classified its investment held on Redbanc, Transbank and Nexus, previously classifed as associated, as assets held for sale in Other Assets, in accordance with IFRS 5 "Non-current Assets held for sale and discontinued operations", since its carrying amount will be recovered principally through a sale transaction rather through continuing use.

To apply the mentioned treatment, the Bank has ensured to comply with related requirement established in IFRS 5, which include:

· the assets are available for immediate sale in its present conditions and its sale must be highly probable.

· for the sale to be highly probable, the appropriate level of management is committed to a plan to sell the asset, and an active program to locate a buyer and complete the plan.

· In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The Bank has measured their investment on the mentioned associated investment at their carrying amount since it represents the lower between carrying amount and fair value less cost to sell. Additionally, the Bank will recognise an impairment loss for any initial or subsequent write-down of the asset to fair value less costs to sell, to the extent that it has not been recognized.

As of December 31, 2019, the Bank still maintains its investment on Transbank and Redbanc (classified as held for sale), while a main portion of Nexus was sold on October 2019, and we expect to complete the sale on January 2020 (Note 40).

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognised at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed. The excess of the outstanding loan balance over the fair value is charged to net income for the period, under "Provision for loan losses". Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value less cost to sale (assuming a forced sale). The difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to net income for the period, under "Other operating expenses". The result obtained in the sale of the asset is subsequently recorded under "Other operating income".

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly. No adjustments have been made between appraisals with respect to the period covered by these financial statements considering the stability of the real estate market in Chile during past years and expected stability of the real estate market in the coming years.

At least once a year, the Bank performs the necessary analysis to update the "cost to sale" of assets received or awarded in lieu of payments. According to the Bank's survey, as of December 31, 2019 the average cost to sale was estimated at 3.1% of the appraisal value (2.2% as of December 31, 2018).

u) Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are calculated in a similar manner to basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2019 and 2018, the Bank did not have any instruments that generated dilution.

v) Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Consolidated Statements of Financial Position as an financial assignment based on the nature of the debtor (creditor) under "Deposits in the Central Bank of Chile," "Deposits in financial institutions" or "Loans and accounts receivable from customers" ("Central Bank of Chile deposits," "Deposits from financial institutions" or "Customer deposits").

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w) Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank's scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Statement of Financial Position. Management fees are included in "Fee and commission income" in the Consolidated Statement of Income.

x) Provision for mandatory dividends

As of December 31, 2019 and 2018, the Bank recorded a provision for minimum mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank's internal policy, which requires at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders' meeting by unanimous vote of the outstanding shares. This provision is recorded as a deduction from "Retained earnings" – "Provision for mandatory dividends" in the Consolidated Statement of Changes in Equity with offset to Provisions.

y) Employee benefits

i. Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan, whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander Chile are:

I. Aimed at the Bank's management.
II. The general requirement is that the beneficiary must still be employed by the Bank when reaching 60 years old.
III. The Bank will mixed collective life and savings insurance policy for each beneficiary in the plan. Regular voluntary installments will be paid into this fund by the beneficiary and matched by the Bank.
IV. The Bank will be responsible for granting the benefits directly.

The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Components of defined benefit cost include:

- current service cost and any past service cost, which are recognized in profit or loss for the period;
- net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
- new liability (asset) remeasurements for net defined benefit include:
  (a) actuarial gains and losses;
  (b) the performance of plan assets, and;
  (c) changes in the effect of the asset ceiling which are recognized in other comprehensive income.

The liability (asset) for net defined benefit is the deficit or surplus, calculated as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise the pension fund taken out by the Group with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Consolidated Statement of Income. Given the plan's structure, it does not generate actuarial gains or losses. The plan's performance is established and fices during the period; consequently, there are no changes in the asset's cap. Accordingly, there are no amounts recognized in other comprehensive income.

The post-employment benefits liability, recognized in the Consolidated Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii. Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii. Cash-settled share based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value.

Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement for the period.

z) New accounting pronouncements

i. Adoption of new accounting standards and nstructions issued by both the current Commission for the Financial Market (CMF) and the International Accounting Standards Board:

At the date of issuance of these Consolidated Interim Financial Statements, the new accounting pronouncements issued by both the current CMF (ex SBIF) and the International Accounting Standards Board, which have been fully adopted by the Bank, are detailed below.

1. Accounting Standards issued by the current Financial Market Commission (CMF), exSuperintendency of Banks and Financial Institutions

Circular N ° 3,638 - Establishes standard method of provisions for commercial loans of the group portfolio - On July 6, 2018 the CMF (ex SBIF) issued this circular that establishes the standard methods that must be used by banking entities to estimate provisions for risk of credit of the commercial portfolio of group analysis, which will be incorporated into Chapter B-1 of the Compendium of Accounting Standards.

• Method for the Commercial Leasing portfolio: it considers the delinquency, the type of asset in leasing (real estate or non-real estate) and the current value over value of the asset (PVB) of the operation.
• Method for the Student portfolio: it considers the type of loan granted (whether it is CAE or not), the enforceability of the payment and the delinquency that it presents, in case the loan is required.
• Method for the Commercial Generic portfolio: considers delinquency and the existence of real guarantees that guarantee the placement. In the case of mediating guarantees, the relationship between the placement and the value of the collateral that covers it is considered.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Circular N ° 3.647 - Standard method of provisions for commercial loans of the group portfolio. Complements instructions on factoring operations, Chapter B-1 of the Compendium of Accounting Standards - On January 31, 2019 the CMF (ex SBIF) issued this circular with the purpose of recognizing the mitigating effect of the credit risk represented by the assignor's responsibility in the operations of factoring, for this it has been considered necessary to introduce a particular factor in the component "Loss Given Default" (PDI) of the standard method for the commercial portfolio of group analysis, which must be considered for the calculation of provisions of said operations, as provided in Chapter B-1 of the Compendium of Accounting Standards.

The Bank Administration implemented the modifications to the commercial group models since July 1, 2019, while the accounting effects of first application should be considered as a change in an accounting estimate according to IAS 8 , and therefore, register in results. The impact of implementing this standard resulted in an increase of approximately 4% of the total of provisions for credit risk.

Circular No. 3,645 - Leases according to IFRS 16. Modifies and complements Compendium of Accounting Standards. Chapters A 2, B-1, C-1 and C-3- On January 11, 2019, the CMF (ex SBIF) issued this circular in order to clarify how banks should apply the criteria defined in the International Financial Reporting Standard No. 16 (IFRS 16). Detailing the changes in the statement of financial position and statement of income and notes.
These modifications are applicable as of January 2019. The Administration made the necessary adjustments to comply with this requirement in a timely manner, see Note 02.

Circular No. 3,649 - Leases according to IFRS 16. Complements instructions. Chapters C-3 - On May 6, 2019, the CMF (ex SBIF) issued this circular to establish the treatment of the lease agreements expressed in the Development Unit and the consequences of the adjustment experienced by the liability, within the framework of the criteria established by IFRS 16, establishing that the variation in the UF should be treated as a new measurement, and therefore the readjustments that result in changes in lease payments should be recognized as a modification of the amount of the obligation and in parallel, the amount of the asset for the right to use leased assets for this purpose.
These modifications are applicable as of May 2019. The Administration made the necessary adjustments to comply with this requirement in a timely manner.

Circular No. 3,651 - Modifications introduced to the General Banking Law by Law No. 21,130, which Modernizes the Banking Legislation; and date on which the Financial Market will assume the powers of the Superintendence of Banks and Financial Institutions, the latter being abolished - On May 29, 2019 the CMF (ex SBIF) issued this circular stating that as of June 1, 2019, the Financial Market Commission (CMF) will assume the role of theformer SBIF.
Additionally, it communicates some more immediate operational scopes as a result of the aforementioned legal modification, particularly regarding its practical aspects for the institutions that are currently related to the CMF.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

2. Accounting Standards issued by the International Accounting Standards Board

IFRS 16 Leases - On January 13, 2016, the IASB issued this new regulation which replaces IAS 17 Leases, IFRIC 4 Determination of whether an agreement contains a lease, SIC 15 Operating leases - incentives and SIC 27 Evacuation of the essence of Transactions that take the legal form of a lease. The main effects of this rule apply to tenant accounting, mainly because it eliminates the dual accounting model: operational or financial leasing, this means that tenants must recognize "a right to use an asset" and a liability for Lease (the present value of lease futures payments). In the case of the landlord the current practice is maintained - that is, lessors continue to classify leases as financial and operating leases.
This regulation is applicable as of January 1, 2019. The Administration carried out an implementation process during the year 2018, which culminated successfully with the application as of January 1, 2019, using the modified retrospective method, this means that At the date of initial application, the right-of-use asset is equal to the financial liability, and in addition it has been chosen not to restate the balances of the previous year, for more information see related accounting policies and Note 02 of accounting changes.

FRIC 23 Uncertainty about the treatment of income tax - This interpretation issued on June 7, 2017 clarifies the accounting for tax uncertainties, which applies to the determination of taxable income, tax base, tax losses and unused credits, when there is an uncertainty about the treatment according to IAS 12 "Income Tax". This standard covers four points: (a) If an entity considers tax uncertainties individually or together, (b) The assumptions that an entity makes about the tax treatment review established by the tax authority, (c) As an entity determines the taxable profit (or loss), the tax base, tax loss and unused credits and tax rates, and (d) How an entity considers changes in facts and circumstances.

This interpretation is effective for annual periods beginning on or after January 1, 2019. Early application is permitted. Management has assessed that the implementation of this interpretation has not had a material impact on the Bank's consolidated financial statements.

Amendment to IAS 28 Long-Term Participations in Associates and Joint Ventures - On October 12, 2017 the IASB published this amendment to clarify that an entity would also apply IFRS 9 to a long-term participation in an associate or joint venture to which the participation method does not apply. When applying IFRS 9, the adjustments of the long-term interests that arise from the application of this Standard will not be taken into account.
This amendment is effective prospective in accordance with IAS 8 to annual periods beginning on or after January 1, 2019. Management has assessed that the implementation of this amendment has not had a material impact on the Consolidated Interim Financial Statements. from the bank.

Annual Improvements, cycle 2015-2017 - This amendment published on December 12, 2017 introduces the following improvements:

IFRS 3 Business Combinations / IFRS 11 Joint Agreements: deals with the prior interest in a joint operation, as a business combination in stages.
IAS 12 Income Tax: deals with the consequences in income tax of payments of financial instruments classified as equity.
IAS 23 Loan costs: deals with the eligible costs for capitalization.
This amendment is effective for annual periods beginning on or after January 1, 2019. Management has assessed that the implementation of these amendments has not had a material impact on the Bank's consolidated financial statements.

Amendment IAS 19 - Modification, reduction or liquidation of pension plans - This amendment issued on February 7, 2018 introduces the following modifications:
1. If a modification, reduction or liquidation of a plan occurs, it is now mandatory that the current service cost and the net interest for the period subsequent to the new measurement be determined using the assumptions used for the new measurement.
2. In addition, amendments have been included to clarify the effect of a modification, reduction or liquidation of a plan on the requirements with respect to the asset's ceiling.
An entity applies these amendments on or after January 1, 2019. Early application is allowed, but must be disclosed. Management has assessed that the implementation of these amendments has not had a material impact on the Bank's consolidated financial statements.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

II. New accounting standards and instructions issued by both the Financial Market Commission (CMF) and by the International Accounting Standards Board that have not come into effect as of December 31, 2018

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them and SBIF rules, which were not mandatory as of December 31, 2018. Although in some cases the application is permitted by the IASB, the Bank has not made its application on that date.

1. Accounting Standards issued by the Financial Market Commission (CMF)

Circular No. 2,243 - Compendium of Accounting Standards for Banks. On December 20, 2019, the CMF issued the updated version of the compendium of accounting standards for banks (CNCB) that mainly incorporates the new modifications introduced by International Accounting Standards to international financial reporting standards (IFRS) in recent years, particularly IFRS 9, 15 and 16, also establishes new limitations or clarifications due to the need to follow more prudential criteria (ie chapter 5 of impairment of IFRS 9) detailed in Chapter A-2 The amendments seek greater convergence with IFRS, improvement in the disclosure of financial information and contribute to the transparency of the banking system.

The new CNCB is applicable as of January 1, 2021, with 2020 as the transition year, for purposes of comparative financial statements to March 2021. The Bank has currently evaluated the effects of said regulations and is in the process of implementing the necessary changes derived from the new CNCB.

2. Accounting Standards issued by the International Accounting Standards Board

IFRS 9, Financial Instruments - On November 12, 2009, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments. This Standard introduces new requirements for the classification and measurement of financial assets. IFRS 9 specifies how an entity should classify and measure its financial assets. Requires that all financial assets are classified in their entirety on the basis of the entity's business model for the management of financial assets and the characteristics of the contractual cash flows of financial assets.

On October 28, 2010, the IASB published a revised version of IFRS 9, Financial Instruments. The revised Standard retains the requirements for the classification and measurement of financial assets that was published in November 2009, but adds guidelines on the classification and measurement of financial liabilities. Likewise, it has replicated the guidelines on the recognition of financial instruments and the implementation guides related from IAS 39 to IFRS 9. These new guidelines conclude the first phase of the IASB project to replace IAS 39. The other phases, impairment and hedge accounting, have not yet been finalized.

The guidance included in IFRS 9 on the classification and measurement of financial assets has not changed from those established in IAS 39. In other words, financial liabilities will continue to be measured either at amortized cost or at fair value with changes in results. The concept of bifurcation of derivatives incorporated in a contract for a financial asset has not changed Financial liabilities held for trading will continue to be measured at fair value with changes in results, and all other financial assets will be measured at amortized cost unless the value option is applied reasonable using the criteria currently in IAS 39.

Notwithstanding the foregoing, there are two differences with respect to IAS 39:

- The presentation of the effects of changes in fair value attributable to the credit risk of a liability; and
- The elimination of the cost exemption for liabilities derivatives to be settled through the delivery of non-traded equity instruments.

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

On December 16, 2011, the IASB issued Mandatory Application Date of IFRS 9 and Disclosures of the Transition, deferring the effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015 . Prior to the amendments, the application of IFRS 9 was mandatory for annual periods beginning on or after 2013. The amendments change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, they also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period in which the date of application of IFRS 9 is included. Finally, on July 24, 2014, it is established that the date Effective application of this rule will be for annual periods beginning on January 1, 2018.

On November 19, 2013 ASB issued "Amendment to IFRS 9: hedge accounting and amendments to IFRS 9, IFRS 7 and IAS 39", which includes a new general hedge accounting model, which is more closely aligned with risk management, providing more useful information to the users of the financial statements. On the other hand, the requirements relating to the fair value option for financial liabilities were changed to address the credit risk itself, this improvement establishes that the effects of changes in the credit risk of a liability should not affect the result of the period a unless the liabilities remain to negotiate; the early adoption of this modification is permitted without the application of the other requirements of IFRS 9. In addition, it conditions the effective date of entry into force upon completion of the IFRS 9 project, allowing its adoption in the same way.

On July 24, 2014, the IASB published the final version of IFRS 9 - Financial Instruments, including the regulations already issued together with a new expected loss model and minor modifications to the classification and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value with changes in other comprehensive result for certain debt instruments. It also includes an additional guide on how to apply the business model and testing of contractual cash flow characteristics.

On October 12, 2017, "Amendment to IFRS 9: Characteristics of Anticipated Cancellation with Negative Compensation" was published, which clarifies that according to the current requirements of IFRS 9, the conditions established in Test SPPI are not met if the Bank should make a settlement payment when the client decides to terminate the credit. With the introduction of this modification, in relation to termination rights, it is allowed to measure at amortized cost (or FVOCI) in the case of negative compensation.

This regulation was effective as of January 1, 2018. Early application is allowed. *The Administration in accordance with the Superintendency of Banks and Financial Institutions pronouncement, will not apply this standard meantime SBIF does not provide it as a mandatory standard for all Chilean banks.*

Sale or Contributions of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) - Issued on September 11, 2014, the IASB has published 'Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)'. The amendments address a conflict between the requirements of IAS 28 'Investments in Associates and Joint Ventures' and IFRS 10 'Consolidated Financial Statements' and clarifies the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:
- requires full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations);
- requires the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors' interests in that associate or joint venture.

On December 17, 2015 the IASB has published final amendments to "Sale or Contribution of Assets between an Investor and its Associate or Joint Venture". The amendments defer the effective date of the September 2014 amendments to these standards indefinitely until the research project on the equity method has been concluded. *The Administration will be waiting for the new validity to evaluate the potential effects of this modification.*

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IFRS 17 Insurance contracts – This standard issued on May 18, 2017 replaces the current IFRS 4. IFRS 17 will mainly change accounting for all entities that issue insurance contracts and investment contracts with discretionary participation characteristics. The standard applies to annual periods beginning on or after January 1, 2021, with early application permitted provided IFRS 15, "Revenue from contracts with customers" and IFRS 9, "Financial instruments" is applied. *This norm does not apply directly to the bank, but, the Bank participates in the insurance business and will make sure that this norm is correctly applied.*

Conceptual framework for financial reporting - Issued on March 29, 2018, the purpose of the Conceptual Framework is to:
(a) assist the International Accounting Standards Board to develop IFRS Standards that are based on consistent concepts;
(b) assist preparers to develop consistent accounting policies when no Standard applies to a particular transaction or other event, or when a Standard allows a choice of accounting policy; and
(c) assist all parties to understand and interpret the Standards

The Conceptual Framework is not a Standard and not overrides any Standard or any requirement in a Standard. The revised Conceptual framework introduces the following main improvements:
- Measurement: concepts on measurement, including factors to be considered when selecting a measurement basis.
- Presentation and disclosure: concepts on presentation and disclosure, including when to classify income and expenses in other comprehensive income.
- Derecognition: guidance on when assets and liabilities are removed from financial statements.

This framework is effective for periods beginning on or after January 1, 2020. *The The Bank's management is evaluating if this conceptual framework will have material impact on the Bank's consolidated financial statements.*

Amendments to IFRS 3 - Definition of a business - On October 22, 2018, the IASB published this amendment, which clarifies the business definition, with the objective of helping entities determine whether a transaction should be accounted for as a business combination. or as the acquisition of an asset. The modifications:

(a) Clarify that, to be considered a business, an acquired set of activities and assets must include, as a minimum, an input and a substantive process that together contribute significantly to the ability to produce products;
(b) eliminate the evaluation of whether market participants can replace the missing processes or supplies and continue with the production of products;
(c) add guides and illustrative examples to help entities assess whether a substantial process has been acquired;
(d) restrict the definitions of a business or products focusing on goods and services provided to customers and eliminate the reference to the ability to reduce costs; and
(e) they add an optional concentration test that allows a simplified evaluation of whether a set of activities and businesses acquired is not a business.

Entities are required to apply the amendments to transactions whose acquisition date is from the beginning of the first annual reporting period beginning on or after January 1, 2020. Early application is permitted. The Administration does not initially see an effect until a business combination is made.

Modifications to IAS 1 and IAS 8 - Definition of material or materiality - On October 31, 2019, the IASB published these amendments, whose objective is to improve the understanding of the definition of material or with relative importance, coordinating the wording of the definition in the IFRS Standards and the Conceptual Framework to avoid the possibility of confusion arising from different definitions; incorporating support requirements in IAS 1 in the definition to give them more prominence and clarify their applicability; and supplying the existing guides on the definition of material or with relative importance in one place, together with the definition. This amendment primarily affects paragraph 7 of IAS 1, paragraph 5 of IAS 8, and eliminates paragraph 6 of IAS 8, and is applicable prospectively to annual periods beginning on or after January 1, 2020. Permit your anticipate app. The Bank's Administration is evaluating the potential impact of this modification.

Modifications to IFRS 9, IAS 39 and IFRS 7 – Reference interest rate reform – On September 26, 2019, IASB published this modification that requires additional disclosures regarding the uncertainty generated by the reform at a reference interest rate, this publication constitutes the first reaction to the potential effects that the reform would generate to the IBOR in the states financial and modifies the specific accounting requirements of cash flow hedge coverage assuming that the reference interest rate is not modified as a result of its reform. These modifications are effective as of January 1, 2020 with retroactive effect, and early application allowed. The Bank Administration is evaluating the potential impact of this modification.

NOTE 02
ACCOUNTING CHANGES

1. IFRS 16 implementation
On January 1, 2019, IFRS 16 Leases has become effective; this standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, thus a lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Bank has elected to adopt IFRS 16 using a modified retrospective approach at the date of initial application, therefore, it has recognise a right-of-use asset for an amount equal to the lease liability, which amounted MCh$154,284.

Below is the detail of impacts and reclassifications as of January 1, 2019:

	Balance as of December 31, 2018	Additions	Reclassifications (*)	Balance as of January 01, 2019
	MCh$	MCh$	MCh$	MCh$
Assets for the right to use leased assets	-	154,284	54,513	208,797
Fixed Assets	253,586	-	(54,513)	199,073
Subtotals Assets	**253,586**	**154,284**	**-**	**407,870**
Obligations for lease contract	-	154,284	-	154,284
Subtotals Liabilities	**-**	**154,284**	**-**	**154,284**

(*) Corresponds to improvements in leased properties which have been reclassified to assets for the right to use leased assets as a result of the adoption of IFRS 16 "Leases" and in accordance with Circular N° 3,645 of January 11, 2019 issued by the current CMF (ex SBIF).

For more details, see Note 14.

NOTE 03
SIGNIFICANT EVENTS

I.- As of December 31, 2019, the following significant events have occurred and affected the Bank's operations and Consolidated Financial Statements.

a) The Board

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on February 28, 2019, it was agreed to propose to the Ordinary Shareholders' Meeting on April 23, 2019, a dividend of $ 1.88457837 per share, corresponding 60% of the profits for the 2018 fiscal year. Likewise, the board will propose that the remaining 40% of the profits be used to increase the Bank's reserves.

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on March 26, 2019, the following matters were agreed:

- Due to the resignation of the Director Mr. Andreu Plaza López, the Board of Directors of the Bank has appointed Mr. Rodrigo Echenique Gordillo to replace him as Director.

- It was agreed to subscribe an agreement with SKBergé S.A., whereby the Bank would acquire the ownership held by SKBergé Financiamiento S.A. in Santander Consumer Chile S.A., representing 49% of the capital stock of Santander Consumer Chile S.A., for a total of $59,063,470,000.

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on July 30, 2019, it was agreed to call an Extraordinary Shareholders Meeting for August 27, 2019, in order to submit for the shareholder's consideration the acquisition of 51% of the shares issued by Santander Consumer Chile S.A.

On August 13, 2019, the favorable opinions of the members of the Board of Directors of Banco Santander-Chile were communicated to the market, regarding the 51% acquisition of the shares of Santander Consumer Chile S.A.

At the Extraordinary Shareholders Meeting of Banco Santander-Chile held on August 27, 2019, it was agreed to approve the operation to acquire 51% of the shares issued by Santander Consumer Chile S.A. The transactions were approved by the Financial Market Commission (FMC) on November 15, 2019, and executed on November 21, 2019.

b) New subsidiaries and corporate modifications

On October 19, 2019, Klare Corredora de Seguros S.A. was created as a digital insurance broker. With prior FMC (former SBIF) authorization by resolution No. 6780 of September 26, 2019, Banco Santander-Chile subscribed to 50.10% of the subsidiary.

On November 27, 2019, the Bank acquired 51% of Santander Consumer S.A., an automobile financing non-banking company, which became a subsidiary of the Bank and a supporting banking business company from SK Berge (49%) and Banco Santander S.A. (2%) for a total amount MCh$62,136. The purchase generated a negative equity effect of MCh$37,041, since it was considered a transaction between entities under common control, the Bank used "predecessor accounting method".

On December 18, 2019, Santander Agencia de Valores Limitada modified its corporate name and business objective, becoming Santander Asesorias Financieras Limitada and having the following object: i) search for alternative sources of financing; ii) restructuring of its liabilities; iii) negotiations to acquire, sell or merge companies; iv) issuance and placement of bonds; v) placement of funds in the capital market; vi) credit or market risk analysis; vii) evaluation of new businesses; viii) knowledge of banking matters; ix) any other activity directly linked to financial advice.

NOTE 03
SIGNIFICANT EVENTS, continued

c) Issuance of bonds – As of December 31, 2019

c.1) Senior bonds year 2019

During the year ended December 31, 2019 the Bank has issued senior bonds in the amount of AUD 185,000,000, EUR 65,000,000 and CHF 250,000,000, debt issuance information is included in Note 19.

Serie	Currency	Term	Term Original (anual)	Issuance date	Issuance amount	Maturity date
EUR	EUR	7 years	1,09	01-02-2019	40,000,000	07-02-2026
EUR	EUR	15 years	1,25%	26-11-2019	25,000,000	01-03-2022
Total	**EUR**				**65,000,000**	
AUD	AUD	15 years	3,66	13-05-2019	22,000,000	20-05-2034
AUD	AUD	5 years	1,13	11-07-2019	20,000,000	11-07-2024
AUD	AUD	5 years	1,13	17-07-2019	28,000,000	17-07-2024
AUD	AUD	5 years	1,13	17-07-2019	15,000,000	17-07-2024
AUD	AUD	20 years	3,05	30-08-2019	75,000,000	28-02-2039
AUD	AUD	15 years	3,16%	12-11-2019	12,000,000	20-11-2034
AUD	AUD	15 years	2,91%	21-11-2019	13,000,000	27-11-2034
Total	**AUD**				**185,000,000**	
CHF	CHF	5 years	0,38	12-03-2019	150,000,000	27-09-2024
CHF	CHF	10 years	0,14	29-08-2019	100,000,000	29-08-2029
Total	**CHF**				**250,000,000**	

c.2) Subordinated bonds year 2019
As of December 2019, the Bank did not issue subordinated bonds.

c.3) Mortgage bonds year 2019
As of December 2019, the Bank did not issue mortgage bonds.

c.4) Repurchased bonds year 2019

In the nine months ended December 31, 2018 the Bank has repurchased the following bonds:

Date	Type	Currency	Amount
12-02-2019	Senior	CLP	10,000,000,000
14-02-2019	Senior	CLP	30,000,000,000
19-02-2019	Senior	CLP	4,200,000,000
22-02-2019	Senior	CLP	14,240,000,000
22-02-2019	Senior	CLP	30,000,000
22-02-2019	Senior	CLP	10,000,000
01-03-2019	Senior	CLP	11,800,000,000
04-03-2019	Senior	CLP	40,080,000,000
05-03-2019	Senior	CLP	20,000,000,000
15-03-2019	Senior	UF	156,000
19-03-2019	Senior	UF	418,000
20-03-2019	Senior	CLP	6,710,000,000
20-03-2019	Senior	UF	154,000
21-03-2019	Senior	UF	100,000
25-03-2019	Senior	UF	100,000
26-03-2019	Senior	UF	90,000
08-04-2019	Senior	CLP	3,950,000,000
10-04-2019	Senior	UF	409,000
16-04-2019	Senior	UF	55,000
17-04-2019	Senior	CLP	130,000,000
18-04-2019	Senior	CLP	330,000,000
16-05-2019	Senior	CLP	14,880,000,000
16-05-2019	Senior	UF	9,000
13-06-2019	Senior	UF	1,000
01-10-2019	Senior	CLP	10,960,000,000
02-10-2019	Senior	CLP	100,000,000
04-10-2019	Senior	CLP	60,000,000
05-11-2019	Senior	CLP	15,220,000,000
07-11-2019	Senior	CLP	3,620,000,000
13-11-2019	Senior	CLP	5,320,000,000
14-11-2019	Senior	UF	2,977,000
28-11-2019	Senior	UF	340,000
02-12-2019	Senior	UF	105,000

NOTE 03
SIGNIFICANT EVENTS, continued

d) Others

Normative

On January 12, 2019, was published in the "Diario Oficial" Law 21,130 that modernizes Banking Legislation. This law introduces modifications, among other regulatory bodies, to the General Bank Law (LGB), to Law 21,000 creating the Financial Market Commission ("FMC" which replaces former SBIF), to the Organic Law of the State Bank of Chile and to the Tax Code.

The main changes introduced by this law are the integration of the SBIF within the Financial Market Commission (FMC), new capital requirements in accordance with the international standards established by Basel III, in addition to new limits for credit operations.

The new law adopts the highest international standards in banking regulation and supervision, strengthening international competitiveness and contributing to the financial stability of Chile.

The FMC has issued three standards drafts for comment of a total of 16 that are required for the full fulfillment of the new capital requirements:

- Identification of banks with systemic importance.

- New standardized methodology to determine risk-weighted assets operational risk.

- Methodology for computing regulatory capital.

On December 20, 2019, the FMC issued Circular N°2,243 Compendium of Accounting Standards for banks, which incorporates the modifications introduced by the IASB through new standards such as IFRS 9 Financial Instruments (excluding impairment chapter), IFRS 16 Leases, IFRS15 Revenue from Contracts with customers and disclosures required by IFRS 7 Financial Instruments:Disclosures. The modifications pursue greater convergence to IFRS, improving disclosures and contributing to the transparency of the Chilean banking system. The new compendium (CNCB) is applicable from January 1, 2021, and for the purposes of comparative financial statement as of March 2021, 2020 will be a transition year.

Sale of associates

The Bank completed the sale of a significant part of its participation in Sociedad Nexus S.A., which reached 12.9% investment that was registered as an asset held for sale (Note No. 40).

Social unrest

During October 2019, growing public concern over perceived social inequality led to a rise in social unrest. As a results, certain Bank's branches suffered different level of damages. As of December 31, 2019, the Bank recorded an impairment for an amount of MCh$2,726 (Note 34), and expenses for MCh$1,823 as other operational expenses (Note 35) . Most of this damage was insured.

NOTE 04
REPORTING SEGMENTS

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management's internal information system by segment.

Inter-segment transactions are conducted under normal arm's length commercial terms and conditions. Each segment's assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

In order to achieve compliance with the strategic objectives established by senior management and adapt to changing market conditions, from time to time, the Bank makes adjustments in its organization, modifications that in turn impact to a greater or lesser extent, in the way in which it is managed or managed. Thus, the present disclosure provides information on how the Bank is managed as of December 31, 2019. Regarding the information corresponding to the year 2018, it has been prepared with the current criteria at the closing of these financial statements in order to achieve the duecomparability of the figures.

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (PYMEs) with annual income less than Ch$2,000 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the PYMEs clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$2,000 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance residential projects, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank's investment portfolio.

Corporate Activities ("Other")

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank's available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments' accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment's financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

NOTE 04
REPORTING SEGMENTS, continued

Below are the tables showing the Bank's results by business segment, for the periods ending as of December 31, 2019 and 2018:

	December 31, 2019						
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	**22,918,568**	**960,248**	**230,627**	**30,097**	**(374,642)**	**(575,511)**	**270,819**
Middle-market	**8,093,496**	**298,587**	**38,712**	**17,178**	**(42,812)**	**(97,054)**	**214,611**
Commercial Banking	31,012,064	1,258,835	269,339	47,275	(417,454)	(672,565)	485,430
Global Corporate Banking	**1,671,662**	**98,154**	**29,103**	**94,761**	**(758)**	**(65,343)**	**155,917**
Corporate Activities ("others")	**48,009**	**59,862**	**(11,356)**	**64,983**	**(2,235)**	**(11,953)**	**99,301**
Total	**32,731,735**	**1,416,851**	**287,086**	**207,019**	**(420,447)**	**(749,861)**	**740,648**
Other operating income							24,598
Other operating expenses							(63,747)
Income from investments in associates and other companies							1,146
Income tax expense							(150,168)
Result of continuing operations							**552,477**
Result of discontinued operations							1,699
Net income for the year							**554,176**

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.
(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.
(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

NOTE 04
REPORTING SEGMENTS, continued

	December 31, 2018						
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	**20,786,637**	**949,764**	**220,532**	**19,694**	**(275,351)**	**(553,157)**	**361,482**
Middle-market	**7,690,380**	**272,912**	**36,746**	**16,848**	**(26,314)**	**(92,377)**	**207,815**
Commercial Banking	28,477,017	1,222,676	257,278	36,542	(301,665)	(645,534)	569,297
Global Corporate Banking	**1,681,697**	**96,722**	**35,064**	**57,340**	**2,339**	**(64,913)**	**126,552**
Corporate Activities ("others")	**123,309**	**94,970**	**(1,457)**	**11,200**	**(25,759)**	**(11,486)**	**67,468**
Total	**30,282,023**	**1,414,368**	**290,885**	**105,082**	**(325,085)**	**(721,933)**	**763,317**
Other operating income							39,526
Other operating expenses							(45,779)
Income from investments in associates and other companies							1,325
Income tax expense							(165,897)
Result of continuing operations							**592,492**
Result of discontinued operations							3,770
Net income for the period							**596,262**

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.
(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.
(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

NOTE 05
CASH AND CASH EQUIVALENTS

a) The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Cash and deposit in banks		
Cash	861,178	824,863
Deposit in the Central Bank of Chile	1,731,079	953,016
Deposit in domestic banks	948	664
Deposit in foreign banks	961,315	286,898
Subtotal	**3,554,520**	**2,065,441**
Cash in process of collection, net	156,814	190,714
Cash and cash equivalents	**3,711,334**	**2,256,155**

The balance of funds held in cash and deposits in the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month.

b) Operations in process of settlement:

Operations in process of settlement are transactions with only settlement pending, which will increase or decrease the funds of the Central Bank of Chile or of banks abread, usually within the next 24 or 48 working hours to each end of period. These operations are as follows:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Assets		
Documents held by other banks (document to be cleared)	217,394	210,546
Funds receivable	137,668	143,211
Subtotal	**355.062**	**353,757**
Liabilities		
Funds payable	198,248	163,043
ˈubtotal	**198,248**	**163,043**
Cash in process of collection, net	**156,814**	**190,714**

NOTE 06
TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Chilean Central Bank and Government securities		
Chilean Central Bank Bonds	1,952	22,947
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	268,252	48,211
Subtotal	**270,204**	**71,158**
Other Chilean securities		
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotal	**-** -	**-**
		-
Foreign financial securities		
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	5,883
Subtotal	**-** -	**5,883**
Investments in mutual funds		
Funds managed by related entities	-	
Funds managed by third parties	-	-
Subtotal	**-**	
Total	**270,204**	**77,041**

As of December 31, 2019 and 2018, there were no trading investments sold under contracts to resell to clients and financial institutions.

NOTE 07
INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a) Rights arising from agreements

The Bank purchases financial instruments agreeing to resell them at a future date, As December 31, 2019 and 2018, rights associated with instruments acquired under contracts to resell are as follows.

	As December 31,							
	2019				2018			
	From 1 day and less tan 3 month MCh$	More tan 3 months and less than 1 year MCh$	More than 1year MCh$	Total MCh$	From 1 day and less than3 month MCh$	More than 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$
Securities from the Chilean Govemment and the Chilean Central Bank:								
Chilean Central Bank Bonds	-	-	-	-	48,307	-	-	48,307
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other securities from the Govemment and the Chilean Central Bank	379,891	33	-	379,924	110	-	-	110
Subtotal	**379,891**	**33**	-	**379,924**	**48,417**	-	-	**48,417**
Instruments from other domestic institutions:								
Timedeposits in Chilean fiancial institutions	127	4	-	131	128	-	-	128
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	**127**	**4**	-	**131**	**128**	-	-	**128**
Foreign financial securities:								
Foreign govemment or central bank securities	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Investments in mutual funds:								
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by other	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Total	**380,018**	**37**	-	**380,055**	**48,545**	-	-	**48,545**

NOTE N°07
INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATION UNDER REPURCHASE AGREEMENTS, continued

b) Obligations arising from repurchase agreements

The bank raisesfunds by selling financial intruments and committing its elf to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2019 and 2018,obligation related to intrumend sold under repurchase agreements are as follow:

	As of December 31,							
	2019				2018			
	From 1 day and less tan 3 month MCh$	More tan 3 months and less than 1 year MCh$	More than 1year MCh$	Total MCh$	From 1 day and less than3 month MCh$	More than 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$
Securities from the Chilean Govemment and the Chilean Central Bank:								
Chilean Central Bank Bonds	-	-	-	-	48,307	-	-	48,307
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other securities from the Govemment and the Chilean Central Bank	379,891	33		379,924	110	-	-	110
Subtotal	**379,891**	**33**	**-**	**379,92**	**48,417**	**-**	**-**	**48,417**
Instruments from other domestic institutions:								
Timedeposits in Chilean fiancial institutions	127	4	-	131	128	-	-	128
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	**127**	**4**		**131**	**128**	**-**	**-**	**128**
Foreign financial securities:								
Foreign govemment or central bank securities	-	-	-	-	-	-	-	-
Other foreign Chilean securities	-	-	-	-	-	-	-	-
Subtotal	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Investments in mutual funds:	-	-	-	-	-	-	-	-
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by other	-	-	-	-	-	-	-	-
Subtotal	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Total	**380,018**	**37**	-	**380,055**	**48,545**	**-**	**-**	**48,545**

NOTE N°07
INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATION UNDER REPURCHASE AGREEMENTS, continued

c) Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2019 and 2018, value at fair value:

	As of December 31,					
	2019			2018		
	Available for sale portfolio MCh$	Trading portfolio MCh$	Total MCh$	Available for sale portfolio MCh$	Trading for sale portfolio MCh$	Total MCh$
Securities from the Chilean Govemment and the Chilean Central Bank:						
Chilean Central Bank Bonds	-	-	-	49,040	-	**49,040**
Chilean Central Bank Notes	-	-	-	-	-	-
Other securities from the Govemment and the Chilean Central Bank	379,924	-	379,924	109	-	109
Subtotal	**379,924**	-	**379,924**	**49,149**	**-**	**49,109**
Other Chilean securites:						
Time deposits in Chilean financial institutions	131	-	131	131	-	**131**
mortgage finance bond of Chilean financial institutions	-	-	-	1	-	**1**
Chilean financial institution bonds	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-
Other Chilean securities				-	-	-
Subtotal	**131**	**-**	**131**	**132**	**-**	**132**
Foreign financial securities:						
Foreign Central Bank and Government securities	-	-	-	-	-	-
Other Foreign financial instruments	-	-	-	-	-	-
Subtotal	**-**	-	**-**	**-**	-	**-**
Investment in mutual funds:						
Fondos administrados por entidades relacionadas	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-
Subtotal	**-**	**-**	**-**	**-**	**-**	**-**
Total	**380,055**	**-**	**380,055**	**49,281**	**-**	**49,281**

NOTE 08
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a) As of December 31, 2019 and 2018, the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2019					
	Notional amount				Fair value	
	Up to 3 Months MCh$	More than 3 months to 1 year MCh$	More than 1 year MCh$	Total MCh$	Assets MCh$	Liabilities MCh$
Fair value hedge derivatives						
Currency forwards	-	-	-	-	-	-
Interest rate swaps	381,638	317,610	1,847,138	2,546,386	39,460	34,264
Cross currency swaps	407,008	863,984	13,357,058	14,628,050	226,870	295,281
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	**788,646**	**1,181,594**	**15,204,196**	**17,174,436**	**266,330**	**329,545**
Cash flow hedge derivatives						
Currency forwards	99,105	1,018,656	768,256	1,886,017	4,131	3,505
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	2,266,907	1,938,222	10,848,233	15,053,362	106,413	43,183
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	**2,366,012**	**2,956,878**	**11,616,489**	**16,939,379**	**110,544**	**46,688**
Trading derivatives						
Currency forwards	28,472,586	18,508,702	7,679,464	54,660,752	1,023,683	1,137,496
Interest rate swaps	16,678,487	40,892,909	89,109,046	146,680,442	2,465,235	2,270,686
Cross currency swaps	7,726,724	20,457,463	113,206,678	141,390,865	4,277,450	3,605,516
Call currency options	17,971	47,012	81,804	146,787	5,176	240
Call interest rate options	-	-	-	-	-	-
Put currency options	16,409	41,872	80,655	138,936	190	483
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	**52,912,177**	**79,947,958**	**210,157,647**	**343,017,782**	**7,771,734**	**7,014,421**
Total	**56,066,835**	**84,086,430**	**236,978,332**	**377,131,597**	**8,148,608**	**7,390,654**

NOTE 08
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2018					
	Notional amount				Fair value	
	Up to 3 months MCh$	More than 3 months to 1 year MCh$	More than 1 year MCh$	Total MCh$	Assets MCh$	Liabilities MCh$
Fair value hedge derivatives						
Currency forwards	-	-	-	**-**	-	-
Interest rate swaps	80,000	491,600	1,191,012	**1,762,612**	14,789	9,188
Cross currency swaps	-	1,276,909	6,706,197	**7,983,106**	96,357	36,708
Call currency options	-	-	-	**-**	-	-
Call interest rate options	-	-	-	**-**	-	-
Put currency options	-	-	-	**-**	-	-
Put interest rate options	-	-	-	**-**	-	-
Interest rate futures	-	-	-	**-**	-	-
Other derivatives	-	-	-	**-**	-	-
Subtotal	**80,000**	**1,768,509**	**7,897,209**	**9,745,718**	**111,146**	**45,896**
Cash flow hedge derivatives						
Currency forwards	205,750	168,151	-	**373,901**	-	8,013
Interest rate swaps	-	-	-	**-**	-	-
Cross currency swaps	1,920,900	1,970,412	9,191,209	**13,082,521**	79,859	32,712
Call currency options	-	-	-	**-**	-	-
Call interest rate options	-	-	-	**-**	-	-
Put currency options	-	-	-	**-**	-	-
Put interest rate options	-	-	-	**-**	-	-
Interest rate futures	-	-	-	**-**	-	-
Other derivatives	-	-	-	**-**	-	-
Subtotal	2,126,650	2,138,563	9,191,209	**13,456,422**	79,859	40,725
Trading derivatives						
Currency forwards	15,301,943	13,080,875	6,062,183	**34,445,001**	613,063	466,741
Interest rate swaps	12,024,095	22,064,681	69,453,618	**103,542,394**	723,870	577,835
Cross currency swaps	2,173,111	8,853,306	68,976,339	**80,002,756**	1,568,365	1,385,314
Call currency options	26,731	60,235	57,579	**144,545**	4,332	854
Call interest rate options	-	-	-	**-**	-	-
Put currency options	23,411	50,445	56,392	**130,248**	-	363
Put interest rate options	-	-	-	**-**	-	-
Interest rate futures	-	-	-	**-**	-	-
Other derivatives	-	-	-	**-**	-	-
Subtotal	**29,549,291**	**44,109,542**	**144,606,111**	**218,264,944**	**2,909,630**	**2,431,107**
Total	**31,755,941**	**48,016,614**	**161,694,529**	**241,467,084**	**3,100,635**	**2,517,728**

NOTE 08
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b) Hedge accounting

Fair value hedge

The Bank uses cross-currency swaps, interest rate swaps and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

The hedged items and hedge instruments under fair value hedges as of December 31, 2019 and 2018, classified by term to maturity are as follows:

	Notional Amount				
As of December 31, 2019	**Within 1 year MCh$**	**Between 1 and 3 years MCh$**	**Between 3 and 6 years MCh$**	**Over 6 years MCh$**	**Total MCh$**
Hedged item					
Credits and accounts receivable from customers					
Mortgage loan	633,300	1,189,036	1,545,240	3,466,874	**6,834,450**
Available for sale investments					
Yankee bonds	-	-	5,605	394,691	**400,296**
Mortgage financing bonds	-	2,728	-	-	**2,728**
American treasury bonds	-	-	149,474	37,369	**186,843**
Chilean General treasury bonds	-	-	149,474	37,369	**186,843**
Central bank bonds (BCP)	-	254,685	-	-	**254,685**
Time deposits and other demand liabilities					
Time deposits	685,259	281,921	225,515	-	**1,192,695**
Issued debt instruments					
Senior bonds	651,681	1,133,698	2,253,892	3,324,099	**7,363,370**
Subordinated bonds	-	-	-	-	-
Obligations with Banks:					
Interbank loans	-	-	-	-	-
Total	**1,970,240**	**3,751,437**	**4,229,726**	**7,223,033**	**17,174,436**
Hedging instrument					
Cross currency swaps	1,270,992	2,791,437	3,774,647	6,790,974	**14,628,050**
Interest rate swaps	699,248	960,000	455,079	432,059	**2,546,386**
Total	**1,970,240**	**3,751,437**	**4,229,726**	**7,223,033**	**17,174,436**

	Notional Amount				
As of December 31, 2018	**Within 1 year MCh$**	**Between 1 and 3 years MCh$**	**Between 3 and 6 years MCh$**	**Over 6 years MCh$**	**Total MCh$**
Hedged item					
Credits and accounts receivable from customers					
Mortgage loan	653,872	1,272,382	276,590	603,818	**2,806,662**
Available for sale investments					
Yankee bond	-	-	-	172,072	**172,072**
Mortgage finance bonds	-	-	3,779	-	**3,779**
American treasury bonds	-	-	-	174,440	**174,440**
Chilean General treasury bonds	-	304,818	-	220,041	**524,859**
Central bank bonds (BCP)	-	449,730	-	-	**449,730**
Time deposits and other demand liabilities					
Time deposits	486,013	-	-	-	**486,013**
Issued debt instruments					
Senior bonds	708,624	1,117,779	1,298,471	2,003,289	**5,128,163**
Subordinated bonds	-	-	-	-	**-**
Obligations with Banks:					
Interbank loans	-	-	-	-	**-**
Total	**1,848,509**	**3,144,709**	**1,578,840**	**3,173,660**	**9,745,718**
Hedging instrument					
Cross currency swaps	1,276,909	2,794,709	1,228,840	2,682,648	**7,983,106**
Interest rate swaps	571,600	350,000	350,000	491,012	**1,762,612**
Total	**1,848,509**	**3,144,709**	**1,578,840**	**3,173,660**	**9,745,718**

NOTE 08
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of mortgages, bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

The notional values of the hedged items as of December 31, 2019 and 2018, and the period when the cash flows will be generated are as follows:

	As of December 31, 2019				
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Loans and accounts receivables from customers					
Mortgage loan	3,334,734	1,505,595	1,995,156	3,136,962	**9,972,447**
Commercial loans	-	-	-	-	**-**
Available for sale investments					
Time deposits (ASI)	-	-	-	-	**-**
Yankee bond	-	-	82,727	-	**82,727**
Chilean Central Bank bonds	-	-	267,286	225,981	**493,267**
Time deposits and other time liabilities					
Time deposits	-	-	-	-	**-**
Issued debt instruments					
Senior bonds (variable rate)	358,118	341,283	-	-	**699,401**
Senior bonds (fixed rate)	803,596	1,696,595	1,152,461	1,069,511	**4,722,163**
Interbank borrowings					
Interbank loans	826,442	142,932	-	-	**969,374**
Total	**5,322,890**	**3,686,405**	**3,497,630**	**4,432,454**	**16,939,379**
Hedging instrument					
Cross currency swaps	4,205,129	2,918,149	3,497,630	4,432,454	**15,053,362**
Currency forwards	1,117,761	768,256	-	-	**1,886,017**
Total	**5,322,890**	**3,686,405**	**3,497,630**	**4,432,454**	**16,939,379**

	As of December 31, 2018				
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Loans and accounts receivables from customers					
Mortgage loan	1,890,696	3,026,824	1,459,389	2,467,090	**8,843,999**
Commercial loans	109,585	-	-	-	**109,585**
Available for sale investments					
Time deposits (ASI)	-	-	-	-	**-**
Yankee bond	-	-	246,306	-	**246,306**
Chilean Central Bank bonds	-	-	166,628	-	**166,628**
Time deposits and other time liabilities					
Time deposits	-	-	-	-	**-**
Issued debt instruments					
Senior bonds (variable rate)	-	666,823	-	-	**666,823**
Senior bonds (fixed rate)	500,583	52,790	601,639	503,721	**1,658,733**
Interbank borrowings					
Interbank loans	1,764,348	-	-	-	**1,764,348**
Total	**4,265,212**	**3,746,437**	**2,473,962**	**2,970,811**	**13,456,422**
Hedging instrument					
Cross currency swaps	3,891,311	3,746,437	2,473,962	2,970,811	**13,082,521**
Currency forwards	373,901		-	-	**373,901**
Total	**4,265,212**	**3,746,437**	**2,473,962**	**2,970,811**	**13,456,422**

NOTE 08
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

An estimate of the periods in which flows are expected to be produced is as follows:

b.1) Forecasted cash flows for interest rate risk:

	As of December 31, 2019				
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Inflows	25,328	10,220	217	-	**35,765**
Outflows	(356,683)	(245,480)	(154,689)	(163,151)	**(920,003)**
Net flows	**(331,355)**	**(235,260)**	**(154,472)**	**(163,151)**	**(884,238)**
Hedging instrument					
Inflows	356,683	245,480	154,689	163,151	**920,003**
Outflows (*)	(25,328)	(10,220)	(217)	-	**(35,765)**
Net flows	**331,355**	**235,260**	**154,472**	**163,151**	**884,238**

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2018				
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Inflows	76,736	35,994	3,062	2,401	**118,193**
Outflows	(125,747)	(46,372)	(13,311)	(4,701)	**(190,131)**
Net flows	**(49,011)**	**(10,378)**	**(10,249)**	**(2,300)**	**(71,938)**
Hedging instrument					
Inflows	(76,736)	(35,994)	(3,062)	(2,401)	**(118,193)**
Outflows (*)	125,747	46,372	13,311	4,701	**190,131**
Net flows	**49,011**	**10,378**	**10,249**	**2,300**	**71,938**

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

NOTE 08
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2) Forecasted cash flows for inflation risk:

	As of December 31, 2019				
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Inflows	74,574	109,486	216,972	422,362	**823,394**
Outflows	(19,466)	(50,151)	(33,140)	(52,880)	**(155,637)**
Net flows	**55,108**	**59,335**	**183,832**	**369,482**	**667,757**
Hedging instrument					
Inflows	19,466	50,151	33,140	52,880	**155,637**
Outflows	(74,574)	(109,486)	(216,972)	(422,362)	**(823,394)**
Net flows	**(55,108)**	**(59,335)**	**(183,832)**	**(369,482)**	**(667,757)**

	As of December 31, 2018				
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$	Total MCh$
Hedged item					
Inflows	37,086	73,576	166,516	310,293	**587,471**
Outflows	(14,036)	-	-	-	**(14,036)**
Net flows	**23,050**	**73,576**	**166,516**	**310,293**	**573,435**
Hedging instrument					
Inflows	14,036	-	-	-	**14,036**
Outflows	(37,086)	(73,576)	(166,516)	(310,293)	**(587,471)**
Net flows	**(23,050)**	**(73,576)**	**(166,516)**	**(310,293)**	**(573,435)**

b,3) Forecasted cash flows for exchange rate risk:

As of December 31, 2018 and 2017, the Bank did not have cash flow hedges for exchange rate risk.

NOTE 08
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

c) The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within the account of valuation accounts, Cash flow hedge, as of December 31, 2019 and 2018, and is as follows:

Hedged item	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Interbank loans	(1,872)	309
Issued debt instruments	(16,345)	(10,893)
Available for sale investments	(2,905)	(1,392)
Loans and accounts receivable from customers	(19,313)	21,779
Net flows	**(40,435)**	**9,803**

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset, During the year, the bank did not have any cash flow hedges of forecast transactions.

During the period, the bank did not record anticipated future transactions within its portfolio of cash flow accounting hedges.

d) Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Bond hedging derivatives	(120)	-
Interbank loans hedging derivatives	(955)	(683)
Cash flow hedge net income	**(1,075)**	**(683)**

Note 24- Equity, letter e).

e) Net investment hedges in Foreign operation:

As of December 31, 2019 and 2018, the Bank does not have any Foreign net investment hedges in its hedge accounting portfolio.

NOTE 09
INTERBANK LOANS

a) As of December 31, 2019 and 2018, balances of "Interbank loans" are as follows:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Domestic banks		
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	-	-
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	-	1
Allowances and impairment for domestic bank loans	-	-
Foreign interbank loans		
Interbank loans – Foreign	14,852	15,093
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(19)	(29)
	14,852	
Total	**14,833**	**15,065**

b) The amount of provisions and impairment of interbank loans in each period is shown below:

	As of December 31,					
	2019			2018		
	Domestic banks MCh$	**Foreign banks MCh$**	**Total MCh$**	**Domestic banks MCh$**	**Foreign banks MCh$**	**Total MCh$**
Balance as of January 1	**-**	**29**	**29**	-	**86**	**86**
Charge-offs	-	-	**-**	-	-	**-**
Provisions established	-	55	**55**	-	45	**45**
Provisions released	-	(65)	**(65)**	-	(102)	**(102)**
Total	**-**	**19**	**19**	**-**	**29**	**29**

NOTE 10
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a) Loans and accounts receivable from customers

As of December 31, 2019 and 2018, the composition of the loan portfolio is as follows:

As of December 31, 2019	Assets before allowances				Allowances established			
	Normal portfolio MCh$	Substandard portfolio MCh$	Impaired portfolio MCh$	Total MCh$	Individual allowances MCh$	Group allowances MCh$	Total MCh$	Assets net balance MCh$
Commercial loans								
Commercial loans	10,469,840	608,266	698,110	**11,776,216**	(154,666)	(229,722)	**(384,388)**	**11,391,828**
Foreign trade loans	1,520,321	152,811	40,501	**1,713,633**	(48,055)	(5,081)	**(53,136)**	**1,660,497**
Checking accounts debtors	169,328	12,956	14,609	**196,893**	(3,686)	(9,464)	**(13,150)**	**183,743**
Factoring transactions	479,240	6,927	3,233	**489,400**	(5,134)	(1,104)	**(6,238)**	**483,162**
Student Loans	62,308	-	8,965	**71,273**	-	(4,858)	**(4,858)**	**66,415**
Leasing transactions	1,210,854	123,645	90,363	**1,424,862**	(18,247)	(9,345)	**(27,592)**	**1,397,270**
Other loans and account receivable	211,470	1,490	29,594	**242,554**	(6,761)	(16,319)	**(23,080)**	**219,474**
Subtotal	**14,123,361**	**906,095**	**885,375**	**15,914,831**	**(236,549)**	**(275,893)**	**(512,442)**	**15,402,389**
Mortgage loans								
Loans with mortgage finance bonds	11,391	-	907	**12,298**	-	(92)	**(92)**	**12,206**
Mortgage mutual loans	96,014	-	4,138	**100,152**	-	(516)	**(516)**	**99,636**
Other mortgage mutual loans	10,626,466	-	524,079	**11,150,545**	-	(67,853)	**(67,853)**	**11,082,692**
Subtotal	**10,733,871**	-	**529,124**	**11,262,995**	-	**(68,461)**	**(68,461)**	**11,194,534**
Consumer loans								
Installment consumer loans	3,653,345	-	257,053	**3,910,398**	-	(260,129)	**(260,129)**	**3,650,269**
Credit card balances	1,357,770	-	19,940	**1,377,710**	-	(41,315)	**(41,315)**	**1,336,395**
Leasing transactions	3,866	-	86	**3,952**	-	(114)	**(114)**	**3,838**
Other consumer loans	243,156	-	3,841	**246,997**	-	(10,687)	**(10,687)**	**236,310**
Subtotal	**5,258,137**	-	**280,920**	**5,539,057**	-	**(312,245)**	**(312,245)**	**5,226,812**
Total	**30,115,369**	**906,095**	**1,695,419**	**32,716,883**	**(236,549)**	**(656,599)**	**(893,148)**	**31,823,735**

NOTE 10
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

As of December 31, 2018	Assets before allowances				Allowances established			
	Normal portfolio MCh$	Substandard Portfolio MCh$	Impaired portfolio MCh$	Total MCh$	Individual allowances MCh$	Group allowances MCh$	Total MCh$	Assets net balance MCh$
Commercial loans								
Commercial loans	9,988,841	552,460	661,073	**11,202,374**	151,769	179,318	**331,087**	10,871,287
Foreign trade loans	1,648,616	53,127	50,694	**1,752,437**	52,696	1,668	**54,364**	1,698,073
Checking accounts debtors	187,273	11,984	15,905	**215,162**	3,566	13,375	**16,941**	198,221
Factoring transactions	370,851	5,532	4,600	**380,983**	5,843	834	**6,677**	374,306
Student Loans	69,599	-	10,317	**79,916**	-	5,835	**5,835**	74,081
Leasing transactions	1,240,081	113,313	90,330	**1,443,724**	17,339	10,833	**28,172**	1,415,552
Other loans and account receivable	126,643	1,635	36,785	**165,063**	11,384	18,416	**29,800**	135,263
Subtotal	**13,631,904**	**738,051**	**869,704**	**15,239,659**	**242,597**	**230,279**	**472,876**	**14,766,783**
Mortgage loans								
Loans with mortgage finance bonds	16,153	-	1,273	**17,426**	-	97	**97**	17,329
Mortgage mutual loans	104,131	-	4,405	**108,536**	-	498	**498**	108,038
Other mortgage mutual loans	9,558,032	-	466,987	**10,025,019**	-	63,646	**63,646**	9,961,373
Subtotal	**9,678,316**	**-**	**472,665**	**10,150,981**	**-**	**64,241**	**64,241**	**10,086,740**
Consumer loans								
Installment consumer loans	2,937,309	-	252,361	**3,189,670**	-	223,948	**223,948**	2,965,722
Credit card balances	1,399,112	-	18,040	**1,417,152**	-	26,673	**26,673**	1,390,479
Leasing transactions	4,071	-	86	**4,157**	-	72	**72**	4,085
Other consumer loans	261,202	-	4,108	**265,310**	-	8,749	**8,749**	256,561
Subtotal	**4,601,694**	**-**	**274,595**	**4,876,289**	**-**	**259,442**	**259,442**	**4,616,847**
Total	**27,911,914**	**738,051**	**1,616,964**	**30,266,929**	**242,597**	**553,962**	**796,559**	**29,470,370**

NOTE 10
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b) Portfolio characteristics

As of December 31, 2019 and 2018, the portfolio before allowances is as follows, by customer's economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage	
	2019 MCh$	2018 MCh$	2019 MCh$	2018 MCh$	2019 MCh$	2018 MCh$	2019 %	2018 %
Commercial loans								
Manufacturing	1,285,814	1,139,766	-	-	1,285,814	1,139,766	3,93	3,76
Mining	407,042	208,748	-	-	407,042	208,748	1,24	0,69
Electricity, gas, and water	356,410	408,932	-	-	356,410	408,932	1,09	1,35
Agriculture and livestock	1,287,282	1,206,197	-	-	1,287,282	1,206,197	3,93	3,98
Forest	165,208	143,888	-	-	165,208	143,888	0,50	0,48
Fishing	256,553	253,021	-	-	256,553	253,021	0,78	0,84
Transport	763,877	809,306	-	-	763,877	809,306	2,33	2,67
Communications	240,950	215,844	-	-	240,950	215,844	0,74	0,71
Construction	995,435	906,038	-	-	995,435	906,038	3,04	2,99
Commerce	3,351,279	3,386,806	14,852	15,093	3,366,131	3,401,899	10,28	11,23
Services	2,796,415	1,865,669	-	-	2,796,415	1,865,669	8,54	6,16
Other	4,008,566	4,695,445	-	-	4,008,566	4,695,445	12,25	15,52
Subtotal	**15,914,831**	**15,239,660**	**14,852**	**15,093**	**15,929,683**	**15,254,753**	**48,65**	**50,38**
Mortgage loans	**11,262,995**	**10,150,981**	**-**	**-**	**11,262,995**	**10,150,981**	**34,43**	**33,52**
Consumer loans	**5,539,057**	**4,876,289**	**-**	**-**	**5,539,057**	**4,876,289**	**16,92**	**16,10**
Total	**32,716,883**	**30,266,930**	**14,852**	**15,093**	**32,731,735**	**30,282,023**	**100,00**	**100,00**

(*) Includes domestic interbank loans for Ch$0 million as of December 31, 2019 (Ch$1 million as of December 31, 2018), Note 9.

(**) Includes foreign interbank loans for Ch$14,852 million as of December 31, 2019 (Ch$15.903 million as of December 31, 2018), Note 9.

NOTE 10
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c) Impaired portfolio (*)

i. As of Diciembre 31, 2019 and 2018, the impaired portfolio is as follows:

	As of December 31,							
	2019				2018			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$
Individually impaired portfolio	487,760	-	-	**487,760**	397,978	-	-	**397,978**
Non-performing loans (collectively evaluated)	400,209	179,863	91,264	**671,336**	409,451	133,880	88,318	**631,649**
Other impaired portfolio	218,596	349,261	189,656	**757,513**	224,750	338,785	186,277	**749,812**
Total	**1,106,565**	**529,124**	**280,920**	**1,916,609**	**1,032,179**	**472,665**	**274,595**	**1,779,439**

(*) The impaired portfolio corresponds to the sum of the loans classified as substandard in categories B3 and B4, and the portfolio in default, (C1-C6).

ii) The impaired portfolio with or without guarantee as of December 31, 2019 and 2018 is as follows:

	As of December 31,							
	2019				2018			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$
Secured debt	700,331	487,729	30,189	**1,218,249**	604,545	430,011	29,201	**1,063,757**
Unsecured debt	406,234	41,395	250,731	**698,360**	427,634	42,654	245,394	**715,682**
Total	**1,106,565**	**529,124**	**280,920**	**1,916,609**	**1,032,179**	**472,665**	**274,595**	**1,779,439**

iii) The portfolio of non-performing loans (due for 90 days or longer) with or without a guarantee as of December 31, 2019 and 2018 is as follows:

	As of December 31,							
	2019				2018			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$
Secured debt	204,195	164,200	6,657	**375,052**	192,889	121,690	8,516	**323,095**
Unsecured debt	196,014	15,663	84,607	**296,284**	216,562	12,190	79,802	**308,554**
Total	**400,209**	**179,863**	**91,264**	**671,336**	**409,451**	**133,880**	**88,318**	**631,649**

iv) Reconciliation of non-performing loans, with past due loans as of December 31, 2019 and 2018, is as follows:

	As of December 31,							
	2019				2018			
	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$	Commercial MCh$	Mortgage MCh$	Consumer MCh$	Total MCh$
with arrears equal to or greater than 90 days	399,683	177,730	91,023	**668,436**	399,382	130,716	85,137	**615,235**
with arrears up to 89 days, classified in past due portfolio	526	2,133	241	**2,900**	10,069	3,164	3,181	**16,414**
Total	**400,209**	**179,863**	**91,264**	**671,336**	**409,451**	**133,880**	**88,318**	**631,649**

NOTE 10
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d) Allowances

The changes in allowances balances during 2019 and 2018 are as follows:

Activity during 2019	Commercial loans		Mortgage loans	Consumer loans	Interbank loans	
	Individual MCh$	Group MCh$	Group MCh$	Group MCh$	MCh$	Total MCh$
Balance as of January , 2019	**242,597**	**230,866**	**64,241**	**272,681**	**29**	**810,414**
Allowances established	93,556	118,187	17,462	246,530	55	**475,790**
Allowances released	(58,084)	(12,100)	(8,263)	(49,576)	(65)	**(128,088)**
Allowances released due to charge-off	(41,520)	(61,060)	(4,979)	(157,390)	-	**(264,949)**
Balance as of December 31, 2019	**236,549**	**275,893**	**68,461**	**312,245**	**19**	**893,167**

Activity during 2018	Commercial loans		Mortgage loans	Consumer loans	Interbank loans	
	Individual MCh$	Group MCh$	Group MCh$	Group MCh$	MCh$	Total MCh$
Balance as of January, 2018	**243,792**	**219,073**	**69,066**	**283,756**	**86**	**815,773**
Allowances established	68,302	83,979	22,683	190,868	45	**365,877**
Allowances released	(35,301)	(8,764)	(8,446)	(45,031)	(102)	**(97,644)**
Allowances released due to charge-off	(34,196)	(64,009)	(19,062)	(170,151)	-	**(287,418)**
Balance as of December 31, 2018	**242,597**	**230,279**	**64,241**	**259,442**	**29**	**796,588**

In addition to credit risk allowances, there are other allowances held for:

i) Country risk to cover the risk taken when holding or committing resources with any foreign country, These allowances are established according to country risk classifications as set forth in Chapter 7-13 of the Updated Compilation of Rules, issued by the FMC. The balances of allowances as of December 31, 2019 and 2018 are Ch$552 million and Ch$620 million, respectively, which are presented in liabilities of the Consolidated Statement of Financial Position.

ii) According to FMC regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of December 31, 2019 and 2018 are Ch$21,411 million and Ch$14,666 million, respectively, and are presented in liabilities of the Consolidated Statement of Financial Position (Note 21)

NOTE 10
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

e) Portfolio by its impaired and non-impaired status

	As of December 31, 2019											
	Non-impaired				Impaired				Total portfolio			
	Commercial	Mortgage	Consumer	Total non-impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current portfolio	14,608,386	10,421,161	5,068,619	**30,098,166**	554,860	187,144	110,475	**852,479**	15,163,246	10,608,305	5,179,094	**30,950,645**
Overdue for 1-29 days	92,748	47,417	110,679	**250,844**	38,417	11,213	29,265	**78,895**	131,165	58,630	139,944	**329,739**
Overdue for 30-89 days	107,132	265,293	78,839	**451,264**	113,605	153,037	50,157	**316,799**	220,737	418,330	128,996	**768,063**
Overdue for 90 days or more	-	-	-	**-**	399,683	177,730	91,023	**668,436**	399,683	177,730	91,023	**668,436**
Total portfolio before allowances	**14,808,266**	**10,733,871**	**5,258,137**	**30,800,274**	**1,106,565**	**529,124**	**280,920**	**1,916,609**	**15,914,831**	**11,262,995**	**5,539,057**	**32,716,883**
Overdue loans (less than 90 days) presented as portfolio percentage	1.35%	2.91%	3.60%	**2.28%**	13.74%	31.04%	28.27%	**20.65%**	2.21%	4.23%	4.86%	**3.36%**
Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	**-**	36.12%	33.59%	32.40%	**34.88%**	2.51%	1.58%	1.64%	**2.04%**

NOTE 10
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

e) Portfolio by its impaired and non-impaired status, continuation.

	As of December 31, 2018											
	Non-impaired				Impaired				Total portfolio			
	Commercial	Mortgage	Consumer	Total non-impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current portfolio	14,016,945	9,360,102	4,379,507	**27,756,554**	446,423	156,546	95,220	**698,189**	14,463,368	9,516,648	4,474,727	**28,454,743**
Overdue for 1-29 days	120,376	194,334	131,550	**446,260**	72,964	78,537	34,501	**186,002**	193,340	272,871	166,051	**632,262**
Overdue for 30-89 days	70,159	123,880	90,637	**284,676**	113,410	106,866	59,737	**280,013**	183,569	230,746	150,374	**564,689**
Overdue for 90 days or more	-	-	-	**-**	399,382	130,716	85,137	**615,235**	399,382	130,716	85,137	**615,235**
Total portfolio before allowances	**14,207,480**	**9,678,316**	**4,601,694**	**28,487,490**	**1,032,179**	**472,665**	**274,595**	**1,779,439**	**15,239,659**	**10,150,981**	**4,876,289**	**30,266,929**
Overdue loans (less than 90 days) presented as portfolio percentage	1.34%	3.29%	4.83%	**2.57%**	18.06%	39.23%	34.32%	**26.19%**	2.47%	4.96%	6.49%	**3.95%**
Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	**-**	38.69%	27.66%	31.00%	**34.57%**	2.62%	1.29%	1.75%	**2.03%**

NOTE 11
AVAILABLE FOR SALE INVESTMENTS

As of December 31, 2019 and 2018, details of instruments defined as available for sale investments are as follows:

	As of December 31	
	2019	**2018**
	MCh$	**MCh$**
Chilean Central Bank and Government securities		
Chilean Central Bank Bonds	272,802	657,096
Chilean Central Bank Notes	1,186,724	56,719
Other Chilean Central Bank and Government securities	1,908,031	1,207,221
Subtotal	**3,367,557**	**1,921,036**
Other Chilean securities		
Time deposits in Chilean financial institutions	398	2,693
Mortgage finance bonds of Chilean financial institutions	16,748	19,227
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	2,410	2,907
Subtotal	**19,556**	**24,827**
Foreign financial securities		
Foreign Central Banks and Government securities	197,685	280,622
Other foreign financial securities	425,474	167,838
Subtotal	**623,159**	**448,460**
Total	**4,010,272**	**2,394,323**

As of December 31, 2019 and 2018, the item *Chilean Central Bank and Government securities* item includes securities sold under repurchase agreements to clients and financial institutions for Ch$379,924 million and Ch$16,109 million, respectively. Under the same line, there are instruments that guarantee margins for operations of derivatives through Comder Contraparte Central S,A, for an amount of $65,140 million and $ 42,910 million as of December 31 of 2019 and 2018, respectively.

As of December 31, 2019 and 2018, the item *Other Chilean Securities* includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$131 million and Ch$32,436 million, respectively.

The instruments of Foreign Institutions include instruments sold under repurchase agreements with customers and financial institutions for a total of $0 and $ 0 million as of December 31, 2019 and 2018, respectively. Under the same line, there are instruments that guarantee margins for derivative transactions through the London Clearing House (LCH) for an amount of $73,109 million and $58,892 million as of December 31, 2019 and 2018, respectively, In order to comply with the initial margin specified in the European EMIR standard, instruments in guarantee with Euroclear are maintained for an amount of $390,954 million and $ 98,832 million as of December 31, 2019 and 2018, respectively.

As of December 31, 2019 available for sale investments included a net unrealized profit of Ch$30,398 million, recorded as a "Valuation adjustment" in Equity, distributed between a profit of Ch$29,349 million attributable to equity holders of the Bank and a profit of Ch$1,049 million attributable to non-controlling interest.

As of December 31, 2018 available for sale investments included a net unrealized loss of Ch$6,424 million, recorded as a "Valuation adjustment" in Equity, distributed between a profit of Ch$5,114 million attributable to equity holders of the Bank and a profit of Ch$1,310 million attributable to non-controlling interest.

NOTE N°11
AVAILABLE FOR SALE INVESTMENTS, continued

Gross profits and losses realized on the sale of available for sale investments as of december 31, 2019 and 2018, are as follow,

	As of December 31,	
	2019	2018
	MCh$	MCh$
Sale of avaiilable for sale investments generating realized profits	5,781,636	3,505,266
Realized profits	63,828	8,902
Sale of available for sale investments generating realized losses	607,349	709,371
Realized losses	156	6,004

The Bank evaluated those instruments with unrealized losses as of December 31, 2019 and 2018 and concluded they were not impaired. This review consisted of evaluation the economic reason for any declines, the credit rating of the securities issuers and the bank's intention and ability to hold the securities until the unrealized kiss us recovered. Based ib this analysis, the Bank believes that there were no significant or prolonged declines nor changes in credit risk which would cause impairment in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2019 and 2018, were not in a continuos unrealized loss position for more than one year.

NOTE N°11
AVAILABLE FOR SALE INVESTMENTS, continued

The following charts show the available for sale investments cumulative unrealized profit and loss, as of December 31, 2019 and 2018:

As of December 31, 2019:

	Less than 12 month				More than 12 month				Total			
	Amortized cost MCh$	Fair value MCh$	Unrealized profit MCh$	Unrealized loss MCh$	Amortized cost MCh$	Fair value MCh$	Unrealized profit MCh$	Unrealized loss MCh$	Amortized cost MCh$	Fair value MCh$	Unrealized profit MCh$	Unrealized loss MCh$
Chilean central bank and government securities												
Chilean central bank fond	270,979	272,802	3,600	(1,777)	-	-	-	-	270,979	272,802	3,600	(1,777)
Chilean central bank notes	1,186,487	1,186,724	237	-	-	-	-	-	1,186,487	1,186,724	237	-
Other Chilean central bank and government securites	1,893,615	1,908,031	39,754	(25,338)	-	-	-	-	1,893,615	1,908,031	39,754	(25,338)
Subtotal	**3,351,081**	**3,367,557**	**43,591**	**(27,115)**	**-**	**-**	**-**	**-**	**3,351,081**	**3,367,557**	**43,591**	**(27,115)**
Other Chilean secyruties												
Time deposits in Chilean financial institutions	398	398	-	-	-	-	-	-	398	398	-	-
Mortgage finance bonds of Chilean financial institutions	15,962	16,748	786	-	-	-	-	-	15,962	16,748	786	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	407	2,410	2,003	-	-	-	-	-	407	2,410	2,003	-
Subtotal	**16,767**	**19,556**	**2,789**	**-**	**-**	**-**	**-**	**-**	**16,767**	**19,556**	**2,789**	**-**
Foreign financial securities					-	-	-	-				
Foreign central bank and goverment securities	198,289	197,685	10,841	(11,445)	-	-	-	-	198,289	197,685	10,841	(11,445)
Other Foreign securities	413,737	425,474	12,811	(1,074)	-	-	-	-	413,737	425,474	12,811	(1,074)
Subtotal	**612,026**	**623,159**	**23,652**	**(12,519)**	**-**	**-**	**-**	**-**	**612,026**	**623,159**	**23,652**	**(12,519)**
Total	**3,979,874**	**4,010,272**	**70,032**	**(39,634)**	**-**	**-**	**-**	**-**	**3,979,874**	**4,010,272**	**70,032**	**(39,634)**

NOTE N°11
AVAILABLE FOR SALE INVESTMENTS, continued

The following tables show the availability for sale of accumulated unrealized gains and losses as of December 31, 2018 :

As of December 31, 2018

	Menor a 12 meses				Mayor a 12 meses				Total			
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean central bank and government securities												
Chilean central bank fond	658,013	657,096	3,698	(4,615)	-	-	-	-	658,013	657,096	3,698	(4,615)
Chilean central bank notes	56,737	56,719	10	(27)	-	-	-	-	56,737	56,719	10	(27)
Other Chilean central bank and government securites	1,196,819	1,207,220	10,689	(262)	-	-	-	-	1,196,819	1,207,220	10,689	(262)
Subtotal	**1,911,569**	**1,921,035**	**14,397**	**(4,904)**	**-**	**-**	**-**	**-**	**1,911,569**	**1,921,035**	**14,397**	**(4,904)**
Other Chilean secyruties												
Time deposits in Chilean financial institutions	2,692	2,694	1	-	-	-	-	-	2,692	2,694	1	-
Mortgage finance bonds of Chilean financial institutions	19,010	19,227	426	(209)	-	-	-	-	19,010	19,227	426	(209)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	220	2,907	2,687	-	-	-	-	-	220	2,907	2,687	-
Subtotal	**21,922**	**24,828**	**3,114**	**(209)**	**-**	**-**	**-**	**-**	**21,922**	**24,828**	**3,114**	**(209)**
Foreign financial securities												
Foreign central bank and goverment securities	280,021	280,622	602	-	-	-	-	-	280,021	280,622	602	-
Other Foreign securities	174,387	167,838	-	(6,575)	-	-	-	-	174,387	167,838	-	(6,575)
Subtotal	**454,408**	**448,460**	**602**	**(6,575)**	**-**	**-**	**-**	**-**	**454,408**	**448,460**	**602**	**(6,575)**
Total	**2,387,899**	**2,394,323**	**18,112**	**(11,688)**	**-**	**-**	**-**	**-**	**2,387,899**	**2,394,323**	**18,112**	**(11,688)**

NOTE 12
INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a) The Consolidated Statements of Financial Position reflect investments in associates and other companies amounting to Ch$10,467 million as of December 31, 2019, Ch$ 32,293 million as of December 2018, as show in the following table:

	Ownership interest As of December 31,		Investment value As of December 31,		Profit and loss As of December 31,	
			Investment			
	2019	2018	2019	2018	2019	2018
	%	%	MCh$	MCh$	MCh$	MCh$
Company						
Redbanc S.A. (*)	-	33.43	-	2,822	-	-
Transbank S.A. (*)	-	25.00	-	17,651	-	-
Centro de Compensación Automatizado S.A.	33.33	33.33	2,184	1,894	293	305
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	1,485	1,233	252	223
Cámara de Compensación de Pagos de Alto Valor S.A. (1)	15.00	15.00	958	945	29	58
Administrador Financiero del Transantiago S.A.	20.00	20.00	3,986	3,680	390	582
Sociedad Nexus S.A. (*)	-	12.90	-	2,279	-	-
Servicios de Infraestructura de Mercado OTC S.A.	12.07	12.48	1,556	1,491	60	57
Subtotal			**10,169**	**31,995**	**1,024**	**1,225**
Shares or rights in other companies						
Bladex			136	136	13	19
Stock Excharges			154	154	109	148
Otras			8	8	-	(67)
Total			**10,467**	**32,293**	**1,146**	**1,325**

(*) The Bank has entered into a process of selling the shares in Redbanc S.A., Transbank S.A. and Nexus SA, therefore, the treatment established in IFRS 5 "Non-current assets held for sale and discontinued operations" has been applied, on the participation of said companies, which is described in Note 1 t) and Note 40.

(1) In February 2017, Banco Paris sold to Banco Santander a portion of its interest in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A.", the Bank's share increased to 15.00%.

b) Investments in associates and other companies do not have market prices.

c) Summary of financial information of the partners between exercises 2019 and 2018:

	As of December 31, 2019				2018			
	Assets MCh$	Liabilities MCh$	Equity MCh$	Net Income MCh$	Assets MCh$	Liabilities MCh$	Equity MCh$	Net Income MCh$
Centro de Compensación Automatizado S.A.	8,550	1,998	5,671	881	7,073	1,480	4,677	916
Redbanc S.A.	23,413	14,106	8,441	866	20,825	12,469	7,505	851
Transbank S.A.	1,217,448	1,133,441	70,605	13,402	904,558	835,200	56,888	12,470
Sociedad Interbancaria de Depósito de Valores S.A.	5,074	4	4,209	861	4,392	230	3,400	762
Sociedad Nexus S.A.	31,147	13,471	17,660	16	35,139	18,335	13,995	2,849
Servicios de Infraestructura de Mercado OTC S.A.	15,152	2,682	11,993	477	25,273	13,313	11,506	454
Administrador Financiero del Transantiago S.A.	54,712	34,787	17,978	1,947	55,818	37,419	15,490	2,909
Cámara de Compensación de Pagos de Alto Valor S.A.	7,372	986	6,193	193	6,728	622	5,722	384
Totales	**1,362,868**	**1,201,475**	**142,750**	**18,643**	**1,059,806**	**919,068**	**119,143**	**21,595**

NOTE 12
INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

d) Restriction on the ability of partners to transfer funds to investors.

There are no significant restriction in relation to the ability of the associates to transfer funds in the form of dividends in Cash or reimvursements of loans or advances, to the bank.

e) Activity with respect to investments in other companies during 2019 and 2018, is as follow:

	As of December 31,	
	2019 MCh$	2018 MCh$
Opening balance as of January 1,	**32,293**	**27,585**
Acquisition of investments	-	-
Sale of investments	-	-
Participation in income	1,146	5,095
Dividends received	(130)	(38)
Other adjustment (*)	(22,842)	(349)
Total	**10,467**	**32,293**

(*) The Bank has entered into a process of selling the shares in Redbanc S.A., Transbank S.A. and Nexus SA, As such, these investment have been reclassified to held for sale and presented under Other assets in the Consolidated Statement of Financial Position (Note 40).

f) We have evaluated the objective evidence indicated in IAS No 28 and we have not detected any type of impairment on the investments that the Bank.

NOTE 13
INTANGIBLE ASSETS

a) As of December 31, 2019 and 2018 the composition of intangible assets is as follows:

			As of December 31, 2019		
	Average remaining useful life	Net opening balance as of January 1, 2019 MCh$	Gross balance MCh$	Accumulated amortization MCh$	Net balance MCh$
Licenses	-	**82**	35,997	(35,997)	-
Software development	2	**66,841**	214,005	(140,616)	73,389
Total		**66,923**	**250,002**	**(176,613)**	**73,389**

			As of December 31, 2018		
	Average remaining useful life	Net opening balance as of January 1, 2018 MCh$	Gross balance MCh$	Accumulated amortization MCh$	Net balance MCh$
Licenses	1	**1,200**	37,224	(37,142)	**82**
Software development	2	**62,019**	181,191	(114,350)	**66,841**
Subtotal		**63,219**	**218,415**	**(151,492)**	**66,923**

b) The changes in the value of intangible assets during the periods December 31, 2019 and 2018 is as follows:

b.1) Gross balance

Gross balances	Licenses MCh$	Software development MCh$	Total MCh$
Balances as of January 1, 2019	**37,224**	**181,191**	**218,415**
Acquisitions	-	32,860	32,860
Disposals and impairment (*)	(1,227)	-	(1,227)
Other	-	(46)	(46)
Balances as of December 31, 2019	**35,997**	**214,005**	**250,002**
Balances as of January 1, 2018	**37,224**	**159,833**	**197,057**
Acquisitions	-	29,562	29,562
Disposals and impairment (*)	-	(8,204)	(8,204)
Other	-	-	-
Balances as of December 31, 2018	**37,224**	**181,191**	**218,415**

(*) Note No. 34, letter a).

NOTE 13
INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

Accumulated amortization	Licenses MCh$	Software development MCh$	Total MCh$
Balances as of January 1, 2019	**(37,142)**	**(114,350)**	**(151,492)**
Amortization for the period	(82)	(26,266)	(26,348)
Other changes	1,227	-	1,227
Balances as of December 31 , 2019	**(35,997)**	**(140,616)**	**(176,613)**
Balances as of January 1, 2018	**(36,918)**	**(96,922)**	**(133,840)**
Amortization for the period	(224)	(24,069)	(24,293)
Other changes	-	6,641	6,641
Balances as of December 31, 2018	**(37,142)**	**(114,350)**	**(151,492)**

c) The Bank has no restriction on intangible assets as of December 31, 2019 and 2018, Additionally, the intangible assets have not been pledged as guarantee to secure compliance with financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

NOTE 14
FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT

a) As of December 31, 2019 and 2018 the property, plant and equipment balances is as follows:

	Net opening balance as of January 1, 2019 MCh$	As of December 31, 2019 Gross balance MCh$	Accumulated depreciation MCh$	Net balance MCh$
Land and building (*)	**120,245**	175,370	(55,237)	**120,133**
Equipment	**56,865**	219,600	(164,106)	**55,494**
Other	**21,963**	69,758	(47,552)	**22,206**
Total	**199,073**	**464,728**	**(266,895)**	**197,833**

(*) As of January 1, 2019, net balances of lease improvements have been reclassified by application of IFRS 16, according to circular Banks N° 3,645 of the FMC (ex SBIF).

	Net opening balance as of January 1, 2018 MCh$	As of December 31, 2018 Gross balance MCh$	Accumulated depreciation MCh$	Net balance MCh$
Land and building	**159,352**	289,568	(114,810)	**174,758**
Equipment	**63,516**	192,328	(135,463)	**56,865**
Other	**15,458**	62,156	(40,193)	**21,963**
Total	**238.326**	**544.052**	**(290.466)**	**253.586**

b) The changes in the value of property, plant and equipment during 2019 and 2018 is as follows:

b.1) Gross balance

2019	Land and buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2019	**166,910**	**192,328**	**62,156**	**421,394**
Additions	9,473	33,302	7,602	**50,377**
Disposals	-	(6,030)	-	**(6,030)**
Impairment due to damage (*)	(1,013)	-	-	**(1,013)**
Other	-	-	-	**-**
Balances as of December 31, 2019	**175,370**	**219,600**	**69,758**	**464,728**

(*) Banco Santander-Chile have recognized in its consolidated financial statements as of December 31, 2019 an impairment of $ 1,013 million, due to social unrest in the country. Note 34.

NOTE 14
FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

2018	Land and buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2018	**259,316**	**169,286**	**55,613**	**484,215**
Additions	30,396	27,697	8,646	**66,739**
Disposals	(144)	(4,116)	(2,103)	**(6,863)**
Impairment due to damage (*)	-	(39)	-	**(39)**
Other	-	-	-	**-**
Balances as of December 31, 2018	**289,568**	**192,328**	**62,156**	**544,052**

(*) Banco Santander Chile has had to recognize in its consolidated financial statements as of December 31, 2018 deterioration by $39 Millions, corresponding to ATM claims.

b.2) Accumulated depreciation

2019	Land and buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2019	**(54,671)**	**(135,463)**	**(40,193)**	**(230,327)**
Depreciation in the period	(8,120)	(29,968)	(6,869)	(44,957)
Sales and disposals in the period	7,554	1,325	-	8,879
Transfers	-	-	-	**-**
Others	-	-	(490)	(490)
Balances as of December 31, 2019	**(55,237)**	**(164,106)**	**(47,552)**	**(266,895)**

2018	Land and buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2018	**(97,267)**	**(109,843)**	**(34,558)**	**(241,668)**
Depreciation in the period	(17,585)	(25,660)	(5,635)	**(48,880)**
Sales and disposals in the period	42	40	-	**82**
Transfers	-	-	-	**-**
Others	-	-	-	**-**
Balances as of December 31, 2018	**(114,810)**	**(135,463)**	**(40,193)**	**(290,466)**

NOTE 14
FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

c) The composition of the right of use assets as of December 31, 2019 and January 1, 2019 is as follows**:**

	First application balance as of January 1, 2019 MCh$	As of December 31, 2019 Gross balance MCh$	Accumulated depreciation MCh$	Net balance MCh$
Land and building	**154,284**	182,910	(25,338)	**157,572**
Lease improvements	**54,513**	127,035	(74,107)	**52,928**
Equipment	**-**	-	-	**-**
Other	**-**	-	-	-
Total	**208,797**	**309,945**	**(99,445)**	**210,500**

d) The movement of the right of use assets under lease during the 2019 period, is as follows:

d.1 Gross balance

2019	Land and building MCh$	Lease improvements MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2019 (*)	**154,284**	**122,658**	**-**	**-**	**276,942**
Additions	48,008	7,013	-	-	**55,021**
Disposals	(17,669)	(2,636)	-	-	**(20,305)**
Impairment (**)	(1,713)	**-**	-	-	**(1,713)**
Other	-	**-**	-	-	**-**
Balances as of December 31, 2019	**182,910**	**127,035**	-	-	**309,945**

(*)Note No 02.

(**) Banco Santander-Chile have recognized in its consolidated financial statements as of December 31, 2019 an impairment of $ 1,713 million, due to social unrest in the country. Note 34.

d.2 Accumulated anortization

2019	Land and building MCh$	Lease improvements MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2019 (*)	**-**	**(68,145)**	**-**	**-**	**(68,145)**
Amortization for the period	(26,889)	(7,898)	-	-	**(34,787)**
Sales and disposals during the period	1,551	1,936	-	-	**3,487**
Transfers	-	-	-	-	**-**
Others	-	-	-	-	**-**
Balances as of December 31, 2019	**(25,338)**	**(74,107)**	-	-	**(99,445)**

(*) Note No 02.

NOTE 14
FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

e) Obligation for lease contract

As of December 31, 2019 and 2018 the obligation for lease contract are as follows,

	As of December 31, 2019 MCh$	As of December 31, 2018 MCh$
Obligations for lease contracts	158,494	-
Totales	**158,494**	**-**

f) Expenses associated with assets for the right to use leased assets and Obligations for lease agreements

	As of December 31, 2019 MCh$	As of December 31, 2018 MCh$
Depreciation	(34,787)	-
Interests	(2,965)	-
Short term lease	(4,177)	-
Total	**(41,929)**	**-**

As of December 31, 2019 and December 31, 2018, the maturity level of the obligations for lease agreements, according to their contractual maturity is as follows:

	As of December 31, 2019 MCh$	As of December 31, 2018 MCh$
Due within 1 year	26,061	-
Due after 1 year but within 2 years	24,311	-
Due after 2 years but within 3 years	21,667	-
Due after 3 years but within 4 years	19,411	-
Due after 4 years but within 5 years	16,982	-
Due after 5 years	50,062	-
Total	**158,494**	**-**

NOTE 14
FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

g) Operational leases - Lessor

As of December 31, 2019 and 2018, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31, 2019 MCh$	As of December 31, 2018 MCh$
Due within 1 year	603	469
Due after 1 year but within 2 years	598	882
Due after 2 years but within 3 years	500	469
Due after 3 years but within 4 years	498	460
Due after 4 years but within 5 years	412	428
Due after 5 years	1,563	2,242
Total	**4,174**	**4,950**

h) As of December 31, 2019 and 2018 the Bank has no finance leases which cannot be unilaterally cancelled.

i) The Bank has no restriction on property, plant and equipment as of December 31, 2019 and 2018. Additionally, the property, plant, and equipment have not been provided as guarantees to secure compliance with financial liabilities. The Bank has no debt in connection with property, plant and equipment.

NOTE 15
CURRENT AND DEFERRED TAXES

a) Current taxes

As of December 31, 2019 and 2018, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Summary of current tax liabilities (assets)		
Current tax (assets)	(11,648)	-
Current tax liabilities	-	8,093
Total tax payable (recoverable)	**(11,648)**	**8,093**
(Assets) liabilities current taxes detail (net)		
Income tax (27%)	154,578	166,173
Less:		
Provisional monthly payments	(161,097)	(155,706)
Credit for training expenses	(2,145)	(1,937)
Grant credits	(1,149)	-
Other	(1,835)	(1,320)
Total tax payable (recoverable)	**(11,648)**	**8,093**

b) Effect on income

The effect tax expense has on income for the years ended December 31, 2019 and 2018 is comprised of the following items:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Income tax expense		
Current tax	154,578	166,173
Credits (debits) for deferred taxes		
Origination and reversal of temporary differences	11,372	3,590
Valuation provision	-	(56)
Subtotal	**165,950**	**169,707**
Tax for rejected expenses (Article No,21)	927	1,110
Other	(16,709)	(4.920)
Net income tax expense	**150,168**	**165,897**

NOTE 15
CURRENT AND DEFERRED TAXES, continued

c) Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate in calculating the tax expense as of December 31, 2019 and 2018 is as follows:

	As of December 31,			
	2019		2018	
	Tax rate %	Amount MCh$	Tax rate %	Amount MCh$
Tax calculated over profit before tax	27.00	189,714	27.00	205,784
Permanent differences (1)	(7.16)	(50,297)	(5.18)	(39,494)
Penalty tax (rejected expenses)	0.13	927	0.15	1,110
Other	1.40	9,824	(0.20)	(1,503)
Effective rates and expenses for income tax	**21.37**	**150,168**	**21.77**	**165,897**

(1) It mainly corresponds to the permanent differences originated by the Monetary Correction of the Tax Own Capital.

d) Effect of deferred taxes on other comprehensive income

A summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended December 31, 2019 and 2018 follows:

	As of December 31,	
	2019 MCh$	2018 MCh$
Deferred tax assets		
Available for sale investments	7,799	1,071
Cash flow hedges	10,919	65
Total deferred tax assets recognized through other comprehensive income	**18,718**	**1,136**
Deferred tax liabilities		
Available for sale investments	(16,007)	(2,806)
Cash flow hedges	-	(2,711)
Total deferred tax liabilities recognized through other comprehensive income	**(16,007)**	**(5,517)**
Net deferred tax balances in equity	**2 ,711**	**(4,381)**
Deferred taxes in equity attributable to equity holders of the bank	2,993	(4,027)
Deferred tax in equity attributable to non-controlling interests	(282)	(354)

NOTE 15
CURRENT AND DEFERRED TAXES, continued

e) Effect of deferred taxes on income

Below are effects of deferred taxes on assets, liabilities and income allocated for differences:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Deferred tax assets		
Interests and adjustments	9,531	9,384
Non-recurring charge-offs	15,325	13,389
Assets received in lieu of payment	2,933	2,467
Exchange rate adjustment	-	1,675
Property, plant and equipment	6,381	6,138
Provision for loan losses	198,990	168,320
Provision for expenses	89,098	63,134
Derivatives	-	3,924
Leased assets	116,226	107,897
Subsidiaries tax losses	5,416	5,314
Prepaid Expenses	-	156
Investment valuation	249	-
Total deferred tax assets	**444,149**	**381,798**
Deferred tax liabilities		
Valuation of investments	(17,341)	(42)
Anticipated Expenses	(20,347)	(349)
Provision for evaluation	(6,509)	(6,084)
Derivatives	(36,512)	(3,383)
Exchange rate adjustments	(2,817)	-
Other	(75)	(20)
Total deferred tax liabilities	**(83,601)**	**(9,878)**

f) Summary of deferred tax assets and liabilities

A summary of the effect of deferred taxes on equity and income follows:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Deferred tax assets		
Recognized through other comprehensive income	18,718	1,136
Recognized through profit or loss	444,149	381,798
Total deferred tax assets	**462,867**	**382,934**
Deferred tax liabilities		
Recognized through other comprehensive income	(16,007)	(5,517)
Recognized through profit or loss	(83,601)	(9,878)
Total deferred tax liabilities	**(99,608)**	**(15,395)**

NOTE 15
CURRENT AND DEFERRED TAXES, continued

g) Supplementary information related to the circular issued by internal tax service and the CMF.

For purposes of disclosure and accreditation of provisions and penalties, banks must include in the tax note of their states annual financial statements, a detail of the movements and effects generated by the application of article 31, No. 4 of the LIR, as established in the document attached to the joint circular.

g.1) Receivables and accounts receivable

	As of December 31,							
	2019				2018			
		Assets at tax value				Assets at tax value		
			Overdue Wallet				Overdue Wallet	
	Assets at financial value MCh$	Total MCh$	with Warranty MCh$	without Warranty MCh$	Assets at financial value MCh$	Total MCh$	with Warranty MCh$	without Warranty MCh$
Owed by banks	14,852	14,852	-	-	15,094	15,094	-	-
Comercial Placements	14,158,593	14,185,448	113,326	158,278	13,414,955	13,441,810	119,558	177,971
Consume Placements	5,091,801	5,136,406	1,393	16,691	4,872,131	4,878,008	1,372	22,127
Home mortgage Placements	11,262,995	11,273,701	63,944	1,445	10,150,981	10,200,415	63,121	1,031
Total	**30,528,241**	**30,610,407**	**178,663**	**176,414**	**28,453,161**	**28,535,327**	**184,051**	**201,129**

g.2) Provision on overdue portfolio without guarantees

	Balance as of January 1, 2019 MCh$	Punishment against provisions MCh$	Provisions constituted MCh$	Provisions free MCh$	Balance as of December 31, 2019 MCh$
Comercial Placements	177,971	(67,926)	325,245	(277,012)	158,278
Consume Placements	22,127	(144,962)	177,766	(38,240)	16,691
Home mortgage Placements	1,031	(1,727)	34,404	(32,263)	1,445
Total	**201,129**	**(214,615)**	**537,415**	**(347,515)**	**176,414**

	Balance as of January 1, 2018 MCh$	Punishment against provisions MCh$	Provisions constituted MCh$	Provisions free MCh$	Balance as of December 31, 2018 MCh$
Comercial Placements	157,106	(70,181)	487,325	(396,280)	177,971
Consume Placements	20,041	(198,534)	204,703	(4,082)	22,127
Home mortgage Placements	1,245	(9,128)	35,605	(26,693)	1,031
Total	**178,392**	**(277,843)**	**727,633**	**(427,055)**	**201,129**

NOTE 15
CURRENT AND DEFERRED TAXES, continued

g.3) Direct punishments and recoveries

	As of December 31,	
	2019	2018
	MCh$	MCh$
Direct Punishment Art, 31 No, 4, second paragraph	(32,709)	(38,549)
Condonations that originated liberation of provisions	-	-
Recoveries or renegotiations of credits written off	82,487	88,481
Total	**49,778**	**49,932**

g.4) Application Article 31 No, 4 paragraphs I and II

	As of December 31,	
	2019	2018
	MCh$	MCh$
Punishment according to first paragraph	-	-
Condonations according to third paragraph	5,602	5,974
Total	**5,602**	**5,974**

NOTE 16
OTHER ASSETS

Other assets include the following:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Assets for leasing (1)	**67,139**	**47,486**
Assets received or awarded in lieu of payment (2)		
Assets received in lieu of payment	12,387	11,297
Assets awarded at judicial sale	22,177	21,524
Provision on assets received in lieu of payment or awarded	(2,042)	(723)
Subtotal	**32,522**	**32,098**
Other assets		
Guarantee deposits (margin accounts) (3)	314,616	170,232
Non-current assets classified as held for sale (4)	22,394	-
Gold investments	680	522
VAT credit	22,663	9,097
Prepaid expenses	432,030	477,819
Assets recovered from leasing for sale	3,575	6,848
Valuation Adjustments by macrohedge (5)	210,867	9,414
Pension plan assets	670	846
Accounts and notes receivable	147,108	59,511
Notes receivable through brokerage and simultaneous transactions	43,354	78,330
Other receivable assets	44,262	48,612
Other assets	92,428	44,173
Subtotal	**1,334,647**	**905,404**
Total	**1,434,308**	**984,988**

(1) Correspondence to the assets available to be delivered under the financial lease modality.

(2) The goods received in payment correspond to the goods received as payment of debts due from the customers, The set of goods that remain acquired in this way must not exceed 20% of the Bank's effective equity at any time. These assets currently represent 0.29% (0.28% as of December 31, 2018) of the Bank's effective equity.

The assets awarded in judicial auction, correspond to assets that have been acquired at judicial auction in payment of debts previously contracted with the Bank. The assets acquired at judicial auction are not subject to the above mentioned margin, These properties are assets available for sale, For most assets, the sale can be completed within one year from the date the asset is received or acquired, In case the good is not sold within a year, it must be punished.

Additionally, a provision is recorded for the difference between the initial award value plus the additions and their estimated realizable value, when the former is higher.

(3) Corresponds to a guarantee thershold associated with a specific derivative contract. These guarantees operate when the valuation of the derivatives exceeds thresholds defined in the contract values and may be for or against the Bank.

(4) Corresponds to the interests in Redbanc S.A., Transbank S.A. and Nexus S.A., which have been reclassified as non-current assets classified as held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations “, for additional information see Note 1 t) and Note 40.

(5) Net assets and liabilities fair value valuation subject to macro hedges. See Note 8 .

NOTE 17
DEPOSITS AND OTHER LIABILITIES

As of December 31, 2019 and 2018, the composition of the item time deposits and other liabilities is as follows:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Deposits and other demand liabilities		
Checking accounts	8,093,108	6,794,132
Other deposits and demand accounts	741,103	709,711
Other demand liabilities	1,463,221	1,237,574
Total	**10,297,432**	**8,741,417**
Time deposits and other time liabilities		
Time deposits	13,064,932	12,944,846
Time savings account	123,787	118,587
Other time liabilities	4,098	4,386
Total	**13,192,817**	**13,067,819**

NOTE 18
INTERBANK BORROWINGS

As of December 31, 2019 and 2018 the line item interbank borrowings is as follow:

	As of December 31	
	2019	2018
	MCh$	MCh$
Loans obtained from the Central Bank of Chile		
Other obligations with the Central Bank of Chile	-	-
Loans from financial institutions in the country	**286,603**	**-**
Loans from financial institutions abroad		
Bank of America N.A. Us Foreig	355,051	338,906
Citibank N.A.	269,841	-
Mizuho Bank Ltd Ny	269,404	223,829
Wells Fargo Bank N.A.	231,823	-
Sumitomo Mitsui Banking Corporation	179,415	278,765
Standard Chartered Bank	153,373	50,960
The Bank of Nova Scotia	134,819	163,927
The Bank of New York Mellon	119,616	69,921
Barclays Bank Plc London	98,803	34,965
Corporacion Andina De Fomento	75,097	52,371
Zürcher Kantonalbank	75,002	-
The Toronto Dominion Bank	71,191	-
Hsbc Bank Plc	69,786	34,936
Bank of Montreal	56,123	31
State Bank of India	28,231	331
Banco Latinoamericano De Comer	18,731	-
Banco Santander Brasil S.A.	7,873	8,040
Banco Santander Hong Kong	3,697	6,047
Standard Chartered Bank	3,613	843
Bank of China	952	7,777
Industrial and Commercial Bank	898	30
Banco Santander Central Hispano	848	1,295
Korea Exchange Bank	761	-
Hong Kong and Shanghai Banking	684	1,300
China Merchants Bank	597	-
Unicredito Italiano Spa	583	1,117
Banco Bilbao Vizcaya Argentaria	571	888
Rabobank, Hong Kong Branch	477	-
Bbva Bancomer, S.A.	553	-
Kbc Bank Nv	406	-
Bank of Communications	385	-
Bank of The West	261	-
Danske Bank A/S	224	-
Deutsche Bank A.G.	193	5,558
Kookmin Bank	185	-
Caixabank S.A.	166	-
E. Sun Commercial Bank Ltd.	159	-
Bank of Tokio Mitsubishi	156	1,032
Woori Bank	155	-
Agricultural Bank of China	152	106
Bank of Taiwan	135	127
Shinhan Bank	133	-
Taiwan Cooperative Bank	131	-
Keb Hana Bank	119	-
United Bank of India	113	378
Banca Di Credito Cooperativo A	112	-
Joint Stock Commercial Bank Fo.	110	33
Banca Nazionale Del Lavoro S.P	106	77
Hua Nan Commercial Bank Ltd.	102	164
Industrial Bank of Korea	96	195
Banco Bradesco S.A.	84	89
Bank of Ningbo	83	-
Bank of East Asia, Limited	82	205
Hdfc Bank Limited	72	-
China Everbright Bank	70	-
Cassa Di Risparmio Di Parma E	69	-
Mizuho Corporate Bank Ltd.	67	-
Banco Bpm Spa	66	21
Canara Bank	66	-
Banco Comercial Portugues	63	-
Caixa Destalvis I Pensions de Barcelona	63	-
Shanghai Pudong Development Ba	59	237
Subtotal	**2,232,856**	**984,501**

NOTE 18
INTERBANK BORROWINGS, continued

	As of December 31	
	2019	2018
	MCh$	MCh$
Loans from financial institutions in the country		
Banca Monte dei Paschi di Siena	58	179
Banca Commerciale Italiana S.P.	50	288
Fortis Bank S.A./N.V. Brussels	50	42
Habib Bank Limited	38	-
Kasikornbank Public Company Li	33	-
Banco Rio De La Plata S.A.	24	-
Australia And New Zealand Bank	23	-
Banco de la Republica Oriental	23	41
Citic Industrial Bank	19	-
Shangai Pudong Development Ban	14	-
Banco Caixa Geral	10	-
Bank of Baroda	9	37
Shanghai Commercial and Saving	6	33
Hsbc Bank USA	2	394
Akbank T.A.S.	-	106
Banca Lombarda E Piemontese S.	-	60
Banca Popolare Dell'Emilia Rom	-	31
Banca Popolare Di Milano S.C.A	-	6
Banco Commerzbank	-	19
Banco de Galicia Y Buenos Aires	-	231
Banco De Sabadell S.A.	-	20
Banco Internacional S.A.	-	33
Banco Itau S.A.	-	14
Banistmo S.A.	-	32
Bank of India	-	51
Bank of Shanghai	-	134
Bankinter S.A.	-	24
Banque Bruxelles Lambert S.A.	-	509
Bnp Paribas, Hong Kong Branch	-	3,554
Caixabank S.A.	-	44
Cajas Rurales Unidas	-	18
Canara Bank	-	237
Casa Di Risparmo De Padova E.R.	-	30
Cassa Di Risparmio In Bologna	-	21
Chang Hwa Commercial Bank Ltd.	-	18
China Construcción Bank	-	35
Citibank N.A.	-	241,041
Credit Agricole	-	106
Credit Lyonnais	-	139
Development Bank of Singapore	-	3
Dexia Bank SA	-	789
First Union National Bank	-	201
Hang Seng Bank (China) Limited	-	6
Hanvit Bank	-	58
Hdfc Bank Limited	-	28
Hsbc Bank Middle East	-	77
International Commercial Bank	-	70
Kbc Bank Nv	-	23
Keb Hana Bank	-	2,318
Kookmin Bank	-	78
Mega International Commercial	-	9
Metropolitan Bank Limited	-	170
Oriental Bank of Commerce	-	87
Rabobank, Hong Kong Branch	-	1,548
Raiffeisen Bank Polska S.A.	-	31
Shinhan Bank	-	380
Taiwan Business Bank	-	19
Taiwan Cooperative Bank	-	66
U.S. Bank (Formerly First Bank)	-	18
United World Chinese Commercial Bank	-	15
Wachovia Bank N.A.	-	33,499
Wells Fargo Bank N.A.	-	216,749
Woori Bank	-	356
Subtotal	**359**	**504,125**
Total	**2,519,818**	**1,788,626**

NOTE 18
INTERBANK BORROWINGS, continued

b) Obligation with Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for renegotiation of loans and other borrowings, These credit lines were provided by the Central Bank of Chile for renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the eaerly 1980s,

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Totals Line of credit for renegotiation with Central Bank of Chile	-	-

c) Loans from domestic financial institutions

these obligations maturities are as follows:

	As of December,	
	2019	2018
	MCh$	MCh$
Due Within 1 year	158,855	-
Due Within 1 y 2 years	117,344	-
Due Within 2 y 3 years	8,167	-
Due Within 3 y 4 years	2,237	-
Due Within 5 years	-	-
Total loans from domestic financial institutions	**286,603**	**-**

d) Foreign obligations

	As of December	
	2019	2018
	MCh$	MCh$
Due Within 1 year	1,970,790	1,648,955
Due Within 1 y 2 years	225,025	139,671
Due Within 2 y 3 years	37,400	-
Due Within 3 y 4 years	-	-
Due Within 5 years	-	-
Total loans from foreign financial institutions	**2,233,215**	**1,788,626**

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2019 and 2018, the composition of this item is as follows:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Other financial liabilities		
Obligations to public sector	9,198	32,449
Other domestic obligations	204,705	175,210
Foreign obligations	12,455	7,741
Subtotal	**226,358**	**215,400**
Issued debt instruments		
Mortgage finance bonds	18,502	25,490
Senior bonds	8,574,213	7,198,865
Mortgage Bonds	89,924	94,921
Subordinated bonds	818,084	795,957
Subtotal	**9,500,723**	**8,115,233**
Total	**9,727,081**	**8,330,633**

Debts classified as current are either demand obligations or will mature in one year or less, All other debts are classified as non-current, The Bank's debts, both current and non-current, are summarized below:

	As of December 31, 2019		
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	6,013	12,489	**18,502**
Senior bonds	2,078,202	6,496,011	**8,574,213**
Mortgage Bonds	5,137	84,787	**89,924**
Subordinated bonds	-	818,084	**818,084**
Issued debt instruments	**2,089,352**	**7,411,371**	**9,500,723**
Other financial liabilities	**226,033**	**325**	**226,358**
Total	**2,315,385**	**7,411,696**	**9,727,081**

	As of December 31, 2018		
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	6,830	18,660	25,490
Senior bonds	844,898	6,353,967	7,198,865
Mortgage Bonds	4,833	90,088	94,921
Subordinated bonds	1	795,956	795,957
Issued debt instruments	**856,562**	**7,258,671**	**8,115,233**
Other financial liabilities	**205,871**	**9,529**	**215,400**
Total	**1,062,433**	**7,268,200**	**8,330,633**

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

a) Mortgage finance bonds

These bonds are used to finance mortgage loans, Their principal amounts are amortized on a quarterly basis, The range of maturities of these bonds is between five and twenty years, Loans are indexed to UF and create a yearly interest rate of 5.39% as of December 31, 2019 (5.43% as of December 31, 2018),

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Due within 1 year	6,013	6,830
Due after 1 year but within 2 years	4.944	5.946
Due after 2 years but within 3 years	3.928	5.034
Due after 3 years but within 4 years	2.442	3.997
Due after 4 years but within 5 years	1.005	2.480
Due after 5 years	170	1.203
Total mortgage finance bonds	**18,502**	**25,490**

b) Senior bonds

The following table shows senior bonds by currency:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Santander bonds in UF	4,814,604	4,095,741
Santander bonds in USD	1,649,238	1,094,267
Santander bonds in CHF	499,485	386,979
Santander bonds in Ch$	1,242,633	1,291,900
Santander bonds in AUD	124,748	24,954
Santander bonds in JPY	77,797	191,598
Santander bonds in EUR	165,708	113,426
Total senior bonds	**8,574,213**	**7,198,865**

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

I, Placement of senior bonds:

During 2019 the Bank has placed bonds for UF 29,678,000, CLP 115,000,000,000, EUR 30,000,000, AUD 160,000,000 y en CHF 250,000,000, detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate	Issue date	Series Maximum amount	Maturity date
T7	UF	5,000,000	4	2,50%	01-02-2016	5,000,000	01-02-2023
T8	UF	5,678,000	4 y 6 months	2,55%	01-02-2016	5,678,000	01-08-2023
T14	UF	9,000,000	8	2,80%	01-02-2016	18,000,000	01-02-2027
T6	UF	5,000,000	10	1,70%	01-11-2018	5,000,000	01-05-2029
T10	UF	5,000,000	5 y 4 months	2,60%	01-02-2016	5,000,000	01-08-2024
Total	**UF**	**29,678,000**				**38,678,000**	
U9	CLP	75,000,000,000	2 y 8 months	ICP + 0,80%	01-11-2018	75,000,000,000	19-11-2021
P-5	CLP	75,000,000,000	2 y 6 months	5,3%	01-03-2015	150,000,000,000	01-03-2022
Total	**CLP**	**150,000,000,000**				**225,000,000,000**	
EUR	EUR	30,000,000	7	1,10%	01-02-2019	40,000,000	07-02-2026
EUR	EUR	25,000,000	15	1,25%	26-11-2019	25,000,000	26-11-2034
Total	**EUR**	**55,000,000**				**65,000,000**	
AUD	AUD	22,000,000	15	3,66%	20-05-2019	22,000,000	20-05-2034
AUD	AUD	20,000,000	5	1,13%	11-07-2019	20,000,000	11-07-2024
AUD	AUD	28,000,000	5	1,13%	17-07-2019	28,000,000	17-07-2024
AUD	AUD	15,000,000	5	1,13%	17-07-2019	15,000,000	17-07-2024
AUD	AUD	75,000,000	20	3,05%	30-08-2019	75,000,000	28-02-2039
AUD	AUD	12,000,000	15	3,16%	12-11-2019	12,000,000	20-11-2034
AUD	AUD	13,000,000	15	2,91%	21-11-2019	13,000,000	27-11-2034
Total AUD		**185,000,000**				**185,000,000**	
CHF	CHF	150,000,000	5 y 6 months	0,38%	12-03-2019	150,000,000	27-09-2024
CHF	CHF	100,000,000	10	0,14%	29-08-2019	100,000,000	29-08-2029
Total	**CHF**	**250,000,000**				**250,000,000**	

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2019 the Bank repurchased the following bonds:

Date	Type	Currency	Amount
12-02-2019	Senior	CLP	10,000,000,000
14-02-2019	Senior	CLP	30,000,000,000
19-02-2019	Senior	CLP	4,200,000,000
22-02-2019	Senior	CLP	14,240,000,000
22-02-2019	Senior	CLP	30,000,000
22-02-2019	Senior	CLP	10,000,000
01-03-2019	Senior	CLP	11,800,000,000
04-03-2019	Senior	CLP	40,080,000,000
05-03-2019	Senior	CLP	20,000,000,000
15-03-2019	Senior	UF	156,000
19-03-2019	Senior	UF	418,000
20-03-2019	Senior	CLP	6,710,000,000
20-03-2019	Senior	UF	154,000
21-03-2019	Senior	UF	100,000
25-03-2019	Senior	UF	100,000
26-03-2019	Senior	UF	90,000
08-04-2019	Senior	CLP	3,950,000,000
10-04-2019	Senior	UF	409,000
16-04-2019	Senior	UF	55,000
17-04-2019	Senior	CLP	130,000,000
18-04-2019	Senior	CLP	330,000,000
16-05-2019	Senior	CLP	14,880,000,000
16-05-2019	Senior	UF	9,000
13-06-2019	Senior	UF	1,000
01-10-2019	Senior	CLP	10,960,000,000
02-10-2019	Senior	CLP	100,000,000
04-10-2019	Senior	CLP	60,000,000
05-11-2019	Senior	CLP	15,220,000,000
07-11-2019	Senior	CLP	3,620,000,000
13-11-2019	Senior	CLP	5,320,000,000
14-11-2019	Senior	UF	2,977,000
28-11-2019	Senior	UF	340,000
02-12-2019	Senior	UF	105,000

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2018 the Bank has placed bonds for UF 23,000,000, CLP 225,000,000,000, USD 70,000,000, EUR 66,000,000, AUD 20,000,000, CHF 115,000,000, y en JPY 7,000,000,000, detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Amount	Maturity date
T1	UF	4,000,000	2	2,20%	01-02-2016	7,000,000	01-02-2020
T4	UF	4,000,000	3	2,35%	01-02-2016	8,000,000	01-08-2021
T11	UF	5,000,000	7	2,65%	01-02-2016	5,000,000	01-02-2025
T12	UF	5,000,000	7	2,70%	01-02-2016	5,000,000	01-08-2025
T15	UF	5,000,000	11	3,00%	01-02-2016	5,000,000	01-08-2028
Total	**UF**	**23,000,000**				**30,000,000**	
P5	CLP	75,000,000,000	4	5,30%	05-03-2015	150,000,000,000	01-03-2022
U4	CLP	75,000,000,000	3 y 4 months	ICP + 1,00%	10-01-2017	75,000,000,000	10-01-2022
U3	CLP	75,000,000,000	2 y 7 months	ICP + 1,00%	11-06-2018	75,000,000,000	11-06-2021
Total	**CLP**	**225,000,000,000**				**300,000,000,000**	
USD	USD	50,000,000	10	4,17%	10-10-2018	50,000,000	10-10-2028
USD	USD	20,000,000	2	0,03%	16-11-2018	20,000,000	16-11-2020
Total	**USD**	**70,000,000**				**70,000,000**	
EUR	EUR	26,000,000	7	1,00%	04-05-2018	26,000,000	28-05-2025
EUR	EUR	40,000,000	12	1,78%	07-06-2018	40,000,000	15-06-2030
Total	**EUR**	**66,000,000**				**66,000,000**	
AUD	AUD	20,000,000	5	3,56%	13-11-2018	20,000,000	13-11-2023
Total	**AUD**	**20,000,000**				**20,000,000**	
CHF	CHF	115,000,000	5 y 3 months	0,44%	21-09-2018	115,000,000	21-12-2023
Total	**CHF**	**115,000,000**				**115,000,000**	
JPY	JPY	4,000,000,000	10 y 6 months	0,65%	13-07-2018	4,000,000,000	13-01-2029
JPY	JPY	3,000,000,000	5	56,00%	30-10-2018	3,000,000,000	30-10-2023
Total	**JPY**	**7,000,000,000**				**7,000,000,000**	

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2018, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
04-01-2018	Senior	CLP	12,890,000,000
04-01-2018	Senior	CLP	4,600,000,000
22-01-2018	Senior	UF	24,000
05-04-2018	Senior	UF	484,000
06-04-2018	Senior	UF	184,000
23-04-2018	Senior	UF	216,000
24-04-2018	Senior	UF	4,000
25-04-2018	Senior	UF	262,000
10-05-2018	Senior	UF	800,000
07-06-2018	Senior	USD	3,090,000
11-12-2018	Senior	USD	250,000,000

ii, Maturities of senior bonds are as follows:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Due within 1 year	2,078,202	844,898
Due after 1 year but within 2 years	1,147,825	1,331,255
Due after 2 years but within 3 years	1,221,393	1,073,847
Due after 3 years but within 4 years	742,338	1,104,547
Due after 4 years but within 5 years	1,278,746	421,918
Due after 5 years	2,105,809	2,422,400
Total senior bonds	**8,574,213**	**7,198,865**

c) Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Mortgage bonds in UF	89,924	94,921
Total mortgage bonds	**89,924**	**94,921**

i, Placement of Mortgage bonds

During 2019 and 2018, the Bank has not placed any mortgage bonds,

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii, Maturities of mortgage bonds is as follows:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Due within 1 year	5,137	4,833
Due after 1 year but within 2 years	8,248	7,758
Due after 2 years but within 3 years	8,514	8,008
Due after 3 years but within 4 years	8,788	8,267
Due after 4 years but within 5 years	9,072	8,534
Due after 5 years	50,165	57,521
Total mortgage bonds	**89,924**	**94,921**

d) Subordinated bonds

Detail of subordinated bonds per currency is as follows:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Subordinated bonds denominated in Ch$	-	1
Subordinated bonds denominated in USD	-	-
Subordinated bonds denominated in UF	818,084	795,956
Total subordinated bonds	**818,084**	**795,957**

i, Placement of subordinated bonds

During 2019 and 2018, the Bank has not placed any mortgage bonds,

The maturity of subordinated bonds considered long-term is as follows:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Due within 1 year	-	1
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	818,084	795,956
Total subordinated bonds	**818,084**	**795,957**

NOTE 19
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

e) Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of December 31	
	2019	2018
	MCh$	MCh$
Non-current portion:		
Due after 1 year but within 2 years	40	9,221
Due after 2 year but within 3 years	43	40
Due after 3 year but within 4 years	47	44
Due after 4 year but within 5 years	52	48
Due after 5 years	143	176
Non-current portion subtotal	**325**	**9,529**
Current portion:		
Amounts due to credit card operators	151,984	172,425
Acceptance of letters of credit	5,709	2,894
Other long-term financial obligations, short-term portion	68,340	30,552
Current portion subtotal	**226,033**	**205,871**
Total other financial liabilities	**226,358**	**215,400**

NOTE 20
MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2019 and 2018, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2019	Demand MCh$	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Subtotal up to 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Subtotal More than 1 year MCh$	Total MCh$
Financial Assets										
Cash and deposits in banks	3,554,520	-	-	-	**3,554,520**	-	-	-	**-**	**3,554,520**
Cash items in process of collection	355,062	-	-	-	**355,062**	-	-	-	**-**	**355,062**
Trading investments	-	38,644	-	645	**39,289**	181,705	37,659	11,551	**230,915**	**270,204**
Investments under resale agreements	-	-	-	-	**-**	-	-	-	**-**	**-**
Financial derivatives contracts	-	371,775	400,196	1,543,446	**2,315,417**	1,383,493	1,346,329	3,103,369	**5,833,191**	**8,148,608**
Interbank loans (1)	-	13,647	919	286	**14,852**	-	-	-	**-**	**14,852**
Loans and accounts receivables from customers (2)	315,191	2,958,221	2,408,280	5,658,557	**11,340,249**	6,004,493	3,610,620	11,761,521	**21,376,634**	**32,716,883**
Available for sale investments	-	1,131,500	3,752	52,130	**1,187,382**	508,596	725,419	1,588,875	**2,822,890**	**4,010,272**
Held to maturity investments	-	-	-	-	**-**	-	-	-	**-**	**-**
Guarantee deposits (margin accounts)	314,616	-	-	-	**314,616**	-	-	-	**-**	**314,616**
Total financial assets	**4,539,389**	**4,513,787**	**2,813,147**	**7,255,064**	**19,121,387**	**8,078,287**	**5,720,027**	**16,465,316**	**30,263,630**	**49,385,017**
Financial Liabilities										
Deposits and other demand liabilities	10,297,432	-	-	-	**10,297,432**	-	-	-	-	**10,297,432**
Cash items in process of collection	198,248	-	-	-	**198,248**	-	-	-	**-**	**198,248**
Obligations under repurchase agreements	-	380,055	-	-	**380,055**	-	-	-	**-**	**380,055**
Time deposits and other time liabilities	142,273	5,184,567	4,905,414	2,417,703	**12,649,957**	357,856	163,121	21,883	**542,860**	**13,192,817**
Financial derivatives contracts	-	422,749	427,825	951,684	**1,802,258**	1,253,280	1,180,948	3,154,168	**5,588,396**	**7,390,654**
Interbank borrowings	94	363,560	624,167	1,141,824	**2,129,645**	387,936	2,237	-	**390,176**	**2,519,818**
Issued debts instruments	-	285,159	759,519	1,044,674	**2,089,352**	2,394,850	2,042,291	2,974,229	**7,411,371**	**9,500,723**
Other financial liabilities	161,021	5,155	30,969	28,888	**226,033**	83	99	143	**325**	**226,358**
Obligations for lease agreements	-	-	-	26,601	**26,601**	45,978	36,393	50,062	**132,433**	**158,494**
Guarantees received (margin accounts)	994,714	-	-	-	**994,714**	-	-	-	-	**994,714**
Total financial liabilities	**11,793,782**	**6,641,245**	**6,747,894**	**5,610,834**	**30,793,755**	**4,439,983**	**3,425,089**	**6,200,485**	**14,065,558**	**44,859,313**

(1) Interbank loans are presented on a gross basis, The amount of allowances is Ch$19 million,
(2) Loans and accounts receivables from customers are presented on a gross basis, Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$512,442 million, Mortgage loans Ch$68,461 million, Consumer loans Ch$312,245 million,

NOTE 20
MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2018	Demand MCh$	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Subtotal up to 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Subtotal More than 1 year MCh$	Total MCh$
Assets										
Cash and deposits in banks	2,065,441	-	-	-	**2,065,441**	-	-	-	**-**	**2,065,441**
Cash items in process of collection	353,757	-	-	-	**353,757**	-	-	-	**-**	**353,757**
Trading investments	-	1,064	-	11,642	**12,706**	16,331	20,080	27,924	**64,335**	**77,041**
Investments under resale agreements	-	-	-	-	**-**	-	-	-	**-**	**-**
Financial derivatives contracts	-	111,268	128,024	543,722	**783,014**	723,622	552,133	1,041,866	**2,317,621**	**3,100,635**
Interbank loans (1)	-	9,427	3,220	2,447	**15,094**	-	-	-	**-**	**15,094**
Loans and accounts receivables from customers (2)	238,213	3,285,576	2,320,222	4,946,887	**10,790,898**	5,474,289	3,236,349	10,765,393	**19,476,031**	**30,266,929**
Available for sale investments	-	2,391,329	-	1	**2,391,330**	86	-	2,907	**2,993**	**2,394,323**
Held to maturity investments	-	-	-	-	**-**	-	-	-	**-**	**-**
Guarantee deposits (margin accounts)	170,232	-	-	-	**170,232**	-	-	-	**-**	**170,232**
Total assets	**2,827,643**	**5,798,664**	**2,451,466**	**5,504,699**	**16,582,472**	**6,214,328**	**3,808,562**	**11,838,090**	**21,860,980**	**38,443,452**
Liabilities										
Deposits and other demand liabilities	8,741,417	-	-	-	**8,741,417**	-	-	-	**-**	**8,741,417**
Cash items in process of collection	163,043	-	-	-	**163,043**	-	-	-	**-**	**163,043**
Obligations under repurchase agreements	-	48,545	-	-	**48,545**	-	-	-	**-**	**48,545**
Time deposits and other time liabilities	122,974	5,248,418	4,108,556	3,326,199	**12,806,147**	191,547	6,137	63,988	**261,672**	**13,067,819**
Financial derivatives contracts	-	131,378	120,361	349,551	**601,290**	495,789	471,185	949,464	**1,916,438**	**2,517,728**
Interbank borrowings	39,378	16,310	404,575	1,188,692	**1,648,955**	139,671	-	-	**139,671**	**1,788,626**
Issued debts instruments	-	71,465	39,267	745,830	**856,562**	2,431,849	1,549,743	3,277,079	**7,258,671**	**8,115,233**
Other financial liabilities	179,681	934	2,412	22,844	**205,871**	9,261	92	176	**9,529**	**215,400**
Guarantees received (margin accounts)	540,091	-	-	-	**540,091**	-	-	-	**-**	**540,091**
Total liabilities	**9,786,584**	**5,517,050**	**4,675,171**	**5,633,116**	**25,611,921**	**3,268,117**	**2,027,157**	**4,290,707**	**9,585,981**	**35,197,902**

(1) Interbank loans are presented on a gross basis, The amount of allowances is Ch$86 million,

(2) Loans and accounts receivables from customers are presented on a gross basis, Provisions on loans amounts according to customer type: Commercial loans Ch$462,865 million, Mortgage loans Ch$69,066 million, Consumer loans Ch$283,756 million,

NOTE 21
PROVISIONS

a) As of December 31, 2019 and 2018, the detail for the provisions is as follows:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Provision for employee salaries and expenses	101,223	93,379
Provision for mandatory dividends	165,628	177,571
Provision for contingent loan risks:		
Provision for lines of credit of immediate disponibility	21,411	14,666
Other provisions for contingent loans	17,195	14,741
Provision for contingencies	15,388	8,963
Provision additional	16,000	20,000
Provision for foreign bank loans	552	620
Total	**337,397**	**329,940**

b) Below is the activity regarding provisions during the year ended December 31, 2019 and 2018:

	Provision						
	Benefits and remunerations to the staff MCh$	**Minimum dividends MCh$**	**Risk of credits quotas MCh$**	**Contingent MCh$**	**Additional MCh$**	**Risk country MCh$**	**Total MCh$**
Balances as of January 1, 2019	**93,379**	**177,571**	**29,407**	**8,963**	**20,000**	**620**	**329,940**
Provision established	78,316	165,628	15,879	27,975	16,000	398	**304,196**
Application of provisions	(70,385)	(177,571)	-	(155)	-	-	**(248,111)**
Provisions relased	(552)	-	(6,680)	(21,395)	(20,000)	(466)	**(49,093)**
Reclasification	-	-	-	-	-	-	**-**
Other	465	-	-	-	-	-	**465**
Balances as of December 31, 2019	**101,223**	**165,628**	**38,606**	**15,388**	**16,000**	**552**	**337,397**
Balances as of January 1, 2018	**97,576**	**169,444**	**29,407**	**27,303**	**-**	**599**	**324,329**
Provision established	80,912	177,571	5,011	19,447	20,000	200	**303,141**
Application of provisions	(72,975)	(169,444)	-	(4,431)	-	-	**(246,850)**
Provisions relased	(3,195)	-	(5,011)	(33,356)	-	(179)	**(41,741)**
Reclasification	-	-	-	-	-	-	**-**
Other	(8,939)	-	-	-	-	-	**(8,939)**
Balances as of December 31, 2018	**93,379**	**177,571**	**29,407**	**8,963**	**20,000**	**620**	**329,940**

NOTE 21
PROVISIONS, continued

c) Provisions for personal salaries and expenses

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Provision for seniority compensation	6,797	9,531
Provision for stock-based personal benefits	-	-
Provision for performance bonds	68,595	59,633
Provision for vacation	23,864	22,792
Provision for other personal benefits	1,967	1,423
Total	**101,223**	**93,379**

d) Compensation year of services

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Balances as of January, 2018	**9,531**	**17,874**
Increase in the provision	3,782	10,753
Payments made	(6,435)	(8,414)
Advance payments	-	-
Released of provisions	(84)	(2,858)
Other movements	3	(7,824)
Total	**6,797**	**9,531**

e) Movement of the provision for compliance bonds:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Balances as of January 1, 2018	**59,633**	**53,947**
Provisions constituted	61,808	58,229
Provisioning application	(52,839)	(51,954)
Release of provisions	(468)	(337)
Other movements	461	(252)
Total	**68,595**	**59,633**

f) Movement of holyday provition

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Balances as of January 1, 2018	**22,792**	**23,039**
Provisions constituted	11,644	11,167
Provisioning application	(10,572)	(10,551)
Release of provisions	-	-
Other movements	-	(863)
Total	**23,864**	**22,792**

NOTE 22
OTHER LIABILITIES

Other liabilities consist of:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Accounts and notes payable	214,216	163,216
Income received in advance	640	673
Valuation Adjustments by macrohedge	-	7,039
Guarantees received (margin accounts) (1)	994,714	540,091
Notes payable through brokerage and simultaneous transactions (2)	1,418,340	50,807
Other payable obligations	61,555	94,779
Withheld VAT	8,147	1,990
Accounts payable by insurance companies	9,510	8,424
Other liabilities	99,203	33,389
Total	**2,806,325**	**900,408**

(1) Guarantee deposits thershold (margin accounts) correspond collaterals associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash, These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, wich could result the the Bank deliver or receive collateral.
(2) In December 2019, Santander Corredora de Bolsa acted as an intermediary in the public offering of shares held between Latam and Delta, which was passed to the shareholders on January 3, 2020.

NOTE 23
CONTINGENCIES AND COMMITMENTS

a) Lawsuits and legal procedures

At the date these financial statements were issued, the Bank and its affiliates were subject to certain legal actions in the normal course of their business, As of December 31, 2019, the Banks and its subsidiaries have provisions for this item of Ch$1,274 million (Ch$923 million as of December 31, 2018) which is included in "Provisions" in the Consolidated Statement of Financial Position as provisions for contingencies.

As of December 31, 2019, the following legal situations are pending:

Santander Corredores de Bolsa Limitada

Judgment "Echeverría with Santander Corredora" (currently Santander Corredores de Bolsa Ltda,), followed before the 21st Civil Court of Santiago, Case C-21,366-2014, on compensation for damages for faults in the purchase of shares, With regard to its actual situation as of December 31, 2019, Santander Corredores de Bolsa Limitada requested the Court to declare the proceeding abandoned due to the pending actions of the plaintiff, a situation that is pending for the Court to resolve.

Santander Corredora de Seguros Limitada

There are lawsuits amounting to 15,947,44 corresponding to processes mainly for goods delivered in leasing, Our lawyers have not estimated additional material losses for these trials.

Santander Consumer Chile S.A.

Trial "Salgado con Santander Consumer Chile S.A.", followed by the 3rd Civil Court of Santiago, Role C-35865-2018, on the Prescription of promissory notes, the amount of the claim is for $ 11,270,414.

"Hawas con Santander Consumer Chile S.A." trial, followed by the 30th Civil Court of Santiago, Role C-890-2019, on Compensation for damages, the amount of the claim is for $ 55,000,000.

Judgment "Morales con Santander Consumer Chile S.A.", followed before the 5th Local Police Court of Santiago, Role 21.309-M-2018, on Violation of Law No. 19.496.

b) Contingent loans

To meet customer needs, the Bank acquired several irrevocable commitments and contingent liabilities, although these obligations should not be recognized in the Consolidated Statement of Financial Position, these contain credit risks and are therefore part of the Bank's overall risk.

The following table shows the Bank`s contractual obligations to issue loans:

	As of December 31,	
	2019 MCh$	2018 MCh$
Letters of credit issued	140,572	223,420
Foreign letters of credit confirmed	70,192	57,038
Performance guarantees	1,929,894	1,954,205
Personal guarantees	451,950	133,623
Subtotal	**2,592,608**	**2,368,286**
Available on demand credit lines	8,732,422	8,997,650
Other irrevocable credit commitments	485,991	327,297
Total	**11,811,021**	**11,693,223**

NOTE 23
CONTINGENCIES AND COMMITMENTS, continued

c) Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,	
	2019 MCh$	2018 MCh$
Third party operations		
Collections	90,966	99,784
Transferred financial assets managed by the Bank	21,507	26,262
Assets from third parties managed by the Bank and its affiliates	1,592,845	1,630,431
Subtotal	**1,705,318**	**1,756,477**
Custody of securities		
Securities held in custody	9,731,894	11,160,488
Securities held in custody deposited in other entity	1,206,541	861,405
Issued securities held in custody	21,636,819	12,335,871
Subtotal	**32,575,254**	**24,357,764**
Total	**34,280,572**	**26,114,241**

During 2019, the Bank classified the portfolios managed by private banking in "Assets from third parties managed by the Bank and its affiliates", At the end of December 2019, the balance for this was Ch$1,592,810 million (Ch$1,630,396 million at December 31, 2018),

d) Guarantees

Banco Santander Chile has an integral bank policy of coverage of Official Loyalty N°5014196 in force with the company Compañía de Seguros Chilena Consolidada SA, Coverage USD 50,000,000 per claim with an annual limit of USD 100,000,000, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2020.

Santander Asesorias Financieras Limitada

In order to ensure the correct and full compliance of all its obligations as securities agent in accordance with the provisions of articles N° 30 and following of Law N° 18,045, on Stock Market, the company constituted a guarantee for UF4,000 with insurance policy N°217112981- taken with the Insurance Company of Crédito Continental SA and whose maturity is December 19, 2020.

Santander Corredores de Bolsa Limitada

i) As of December 31, 2019 the Company has comprehensive guarantees in the Santiago Stock Exchange to cover simultaneous operations carried out through its own portfolio, for a total of Ch$ 6,360 (Ch$ 20,509 as of December 31, 2018).

ii) Additionally, as of December 31, 2019, the Company holds a guarantee in CCLV Contraparte Central S,A,, in cash, for an amount of MCh$9,300 (MCh$ 5,000 as of December 31, 2018).

iii) In order to ensure the correct and full compliance of all its obligations as Brokerage Broker, in accordance with the provisions of articles 30 and following of Law N°18,045 on Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange for a present value of MCh$1,010 as of December 31, 2019 (MCh$ 1,015 as of December 31, 2018).

iv) As of December 31, 2019, the company has a guarantee for equity loans in the amount of $ 3,542 million ($ 5,960 million as of December 31, 2018).

v) As of December 31, 2018, the Company has a guarantee voucher N° B013383 from Banco Santander Chile to comply with the provisions of general rule N° 120 of the Commission for the Financial Market (Ex-SVS) with respect to the placement, transfer and redemption of the Morgan Stanley funds in the amount of USD $ 300,000, which covers the participants who acquire quotas of foreign open funds Morgan Stanley Sicav and whose maturity is 21 February 2020.

NOTE 23
CONTINGENCIES AND COMMITMENTS, continued

Santander Corredora de Seguros Limitada

i) In accordance with those established in Circular N° 1,160 of the Superintendency of Securities and Insurance, the company has contracted an insurance policy to respond to the correct and full compliance with all obligations arising from its operations as an intermediary in the hiring insurance.

ii) The insurance policy for insurance brokers N ° 4790718, which covers UF 500, and the professional liability policy for insurance brokers N° 4790716 for an amount equivalent to UF 60,000, were contracted with the Compañía de Seguros Generales Chilena Consolidada S,A, both are valid from April 15, 2019 to April 15, 2020.

iii) The Company maintains a guarantee slip with Banco Santander Chile to guarantee the faithful fulfillment of the public bidding rules of the tax and deductibility insurance plus ITP 2/3 of the mortgage portfolio for the housing of Banco Santander Chile, The amount amounts to UF 10,000 for each portfolio respectively, both with an expiration date as of July 31, 2021. For the same reason, the Company maintains a guarantee voucher in compliance with the public tender for fire and earthquake insurance, the amount of which amounts to UF 200 and UF 10,000 with the same financial institution, both with an expiration date as of December 31, 2020.

NOTE 24
EQUITY

a) Capital

As of December 31, 2019 and 2018 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$ 891,303 million, All shares have the same rights, and have no preferences or restrictions,

The movement in shares during 2019 and 2018 is as follows:

	Shares As of December 31,	
	2019	**2018**
Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued as period end	**188,446,126,794**	**188,446,126,794**

As of December 31, 2019 and 2018 the Bank does not own any of its shares in treasury, nor do any of the consolidated companies,

As of December 31, 2019 the shareholder composition is as follows:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% share holding
Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35,46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31,72
The Bank of New York Mellon	-	24,822,041,271	24,822,041,271	13,17
Banks on behalf of third parties	15,957,137,883	-	15,957,137,883	8,47
Pension funds (AFP) on behalf of third parties	9,995,705,956	-	9,995,705,956	5,30
Stock brokers on behalf of third parties	5,551,024,270	-	5,551,024,270	2,95
Other minority holders	5,527,216,146	-	5,527,216,146	2,93
Total	**163,624,085,523**	**24,822,041,271**	**188,446,126,794**	**100,00**

(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

NOTE 24
EQUITY, continued

As of December 31, 2018 the shareholder composition is as follows:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding
Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35,46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31,72
The Bank of New York Mellon	-	26,486,000,071	26,486,000,071	14,05
Banks on behalf of third parties	15,451,106,985	-	15,451,106,985	8,20
Pension fund (AFP) on behalf of third parties	9,033,172,896	-	9,033,172,896	4,79
Stock brokers on behalf of third parties	4,773,558,507	-	4,773,558,507	2,53
Other minority holders	6,109,287,067	-	6,109,287,067	3,25
Total	**161,960,126,723**	**26,486,000,071**	**188,446,126,794**	**100,00**

(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b) Reserves

During 2019, on the Shareholders Meeting held in April, it is agreed to capitalize on reserves 40% of retained earnings from previous years, equivalent to $236,761 million ($141,204 million in the year 2018, 25% of retained earnings from previous years). As a result of the purchase of Santander Consumer S.A., the Bank has recorded negative equity effect of MCh$38,635, since the Bank apply "predecessor accounting method", and the difference between the consideration transferred and the acquired net asset is recorded in equity, within reserves. Note 3.

c) Dividends

The distribution of dividends has been disclosed in the Consolidated Statements of Changes in Equity.

d) Diluted earnings per share and basic earnings per share

As of December 31, 2019 and 2018, the composition of diluted earnings per share and basic earnings per share are as follows:

	As of December 31,	
	2019 MCh$	2018 MCh$
a) Basic earnings per share		
Total attributable to equity holders of the Bank	552,093	591,902
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	2,930	3,141
Basic earnings per share from continuing operations (in Ch$)	2,921	3,121
b) Diluted earnings per share		
Total attributable to equity holders of the Bank	552,093	591,902
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	2,930	3,141
Basic earnings per share from continuing operations (in Ch$)	2,921	3,121

As of December 31, 2019 and 2018, the Bank does not own instruments with dilutive effects.

NOTE 24
EQUITY, continued

e) Other comprehensive income of available for sale investments and cash flow hedges:

	As of December 31,	
	2019 MCh$	**2018 MCh$**
Available for sale investments		
As of January 1,	**6,424**	**1,855**
Gain (losses) on the re-valuation of available for sale investments, before tax	(16,023)	6,071
Reclassification from other comprehensive income to net income for the year	-	-
Net income realized	39,997	(1,502)
Subtotal	**23,974**	**4,569**
Total	**30,398**	**6,424**
Cash flow hedges		
As of January 1,	**9,803**	**(3,562)**
Gains (losses) on the re-valuation of cash flow hedges, before tax	(49,163)	14,048
Reclassification and adjustments on cash flow hedges, before tax	(1,075)	(683)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or assignment was hedged as a highly probable transaction	-	-
Subtotal	**(50,238)**	**13,365**
Total	**(40,435)**	**9,803**
Other comprehensive income, before tax	**(10,037)**	**16,227**
Income tax related to other comprehensive income components		
Income tax relating to available for sale investments	(8,208)	(1,735)
Income tax relating to cash flow hedges	10,919	(2,646)
Total	**2,711**	**(4,381)**
Other comprehensive income, net of tax	**(7,326)**	**11,846**
Attributable to:		
Equity holders of the Bank	(8,093)	(10,890)
Non-controlling interest	767	956

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

NOTE 24
CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances, However, as a result of the Bank's merger in 2002, the FMC has determined that the Bank's combined effective equity cannot be lower than 11% of its risk-weighted assets, Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity,

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset, For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations, Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held, All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk, Off-balance-sheet contingent credits are also included for weighting purposes, as "Credit equivalents,",

According to Chapter 12-1 of the FMC's Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the FMC changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposure to the following:

Type of contingent loan	Exposure
a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	35%
g) Other loan commitments:	
- Higher education loans Law No, 20,027	15%
- Other	100%
h) Other contingent loans	100%

NOTE 25
CAPITAL REQUIREMENTS (BASEL), continued

The levels of basic capital and effective net equity as of December 31, 2019 and 2018, are as follows:

	Consolidated assets		Risk-weighted assets	
	As of December 31,		As of December 31,	
	2019 MCh$	2018 MCh$	2019 MCh$	2018 MCh$
Balance-sheet assets (net of allowances)				
Cash and deposits in banks	3,554,520	2,065,441	-	-
Cash in process of collection	355,062	353,757	112,948	105,421
Trading investments	270,204	77,041	26,825	10,704
Investments under resale agreements	-	-	-	-
Financial derivative contracts (*)	1,355,786	1,226,892	964,623	868,578
Interbank loans, net	14,833	15,065	14,833	15,064
Loans and accounts receivables from customers, net	31,823,735	29,470,370	27,316,050	25,403,426
Available for sale investments	4,010,272	2,394,323	258,958	172,859
Investments in associates and other companies	10,467	32,293	10,467	32,293
Intangible assets	73,389	66,923	73,389	66,923
Property, plant, and equipment	197,833	253,586	197,833	253,586
Current taxes	11,648	-	1,165	-
Deferred taxes	462,867	382,934	46,287	38,293
Other assets	1,434,308	984,988	1,421,361	983,299
Off-balance-sheet assets				
Contingent loans	4,938,194	4,624,073	2,823,713	2,649,730
Total	**48,723,618**	**41,947,686**	**33,478,952**	**30,600,176**

(*)"Financial derivative contracts" are presented at their "Credit Equivalent Risk" value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the CMF.

			Ratio	
	As of December 31,		As of December 31,	
	2019 MCh$	2018 MCh$	2019 %	2018 %
Basic capital	3,390,823	3,239,546	6.96%	7.72
Effective net equity	4,304,401	4,101,664	12.86%	13.40

The ratios of basic capital and effective net equity at the close of each period are as follows:

NOTE 26
NON-CONTROLLING INTEREST

a) It reflects the net amount of equity of dependent entities attributable to capital instruments which do not belong, directly or indirectly, to the Bank, including the portion of the income for the period that has been attributed to them.

The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

As of December 31, 2019	Non-controlling interest	Equity	Income	Other comprehensive income			Comprehensive income
				Available for sale investments	Deferred tax	Total other comprehensive income	
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:							
Santander Corredora de Seguros Limitada	0.25	178	6	1	-	1	7
Santander Corredores de Bolsa Limitada	49.41	22,301	625	(261)	71	(190)	435
Santander Asesorias Financieras Limitada (*)	0.97	498	9	-	-	-	9
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	3,782	(503)	-	-	-	(503)
Santander Consumer Chile S.A. (**)	49.00	24,425	1,405	-	-	-	1,405
Subtotal		**51,186**	**1,542**	**(260)**	**71**	**(189)**	**1,353**
Entities controlled through other considerations:							
Santander Gestion de Recaudacion y Cobranzas Limitadas	100.00	3,777	1,031	-	-	-	1,031
Bansa Santander S.A.	100.00	20,051	(486)	-	-	-	(486)
Multiplica Spa	100.00	4,480	(4)	-	-	-	(4)
Subtotal		**28,308**	**541**	**-**	**-**	**-**	**541**
Total		**79,494**	**2,083**	**(260)**	**71**	**(189)**	**1,894**

(1) Ex Santander Agente de Valores Limitada.
(2) On November27, 2019, the Bank acquired the 51% of Santander Consumer S.A., the remaining 49% is accounted as non-controlling interest.

As of December 31, 2018	Non-controlling interest	Equity	Income	Other comprehensive income			Comprehensive income
				Available for sale investments	Deferred tax	Total other comprehensive income	
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:							
Santander Corredora de Seguros Limitada	0.25	172	4	(2)	-	(2)	2
hugoSantander Corredores de Bolsa Limitada	49.41	21,673	755	(84)	2	(82)	673
Santander Agente de Valores Limitada	0.97	488	99	-	-	-	99
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Subtotal		**22,335**	**858**	**(86)**	**2**	**(84)**	**774**
Entities controlled through other considerations:							
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	3,777	852	-	-	-	852
Bansa Santander S.A. (1)	100,00	20,051	2,650	-	-	-	2,650
Subtotal		**23,828**	**3,502**	**-**	**-**	**-**	**3,502**
Total		**46,163**	**4,360**	**(86)**	**2**	**(84)**	**4,276**

(1) In December 2018, the company Bansa Santander S.A., held a legal assignment of rights by leasing contract, which resulted in a result of $ 2,122 million before taxes ($20,663 million net of taxes).

NOTE 26
NON-CONTROLLING INTEREST, continued

b) A summary of the financial information of subsidiaries included in the consolidation with non-controlling interests (before consolidation or conforming adjustments) is as follows:

	As of December 31,							
	2019				2018			
	Assets	Liabilities	Capital	Net Income	Assets	Liabilities	Capital	Net Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	82,918	12,372	68,159	2,387	77,764	9,595	66,374	1,795
Santander Corredores de Bolsa Limitada	1,479,974	1,434,843	43,866	1,265	102,228	57,999	42,691	1,538
Santander Asesorias Financieras Limitada (*)	51,505	51	50,481	973	50,552	71	40,177	10,304
Santander S.A. Sociedad Securitizadora	636	88	639	(91)	704	66	728	(90)
Klare Corredora de Seguros S.A.	8,303	724	8,586	(1,007)	-	-	-	-
Santander Consumer Chile S.A.	505,059	452,528	39,951	12,580	-	-	-	-
Santander Gestión de Recaudación y Cobranzas Limitada	8,200	3,392	3,777	1,031	6,932	3,155	2,925	852
Bansa Santander S.A.	87,607	68,042	20,051	(486)	20,437	386	17,401	2,650
Multiplica Spa	4,480	4	4,480	(4)	-	-	-	-
Total	**2,228,682**	**1,972,044**	**239,990**	**16,648**	**258,617**	**71,272**	**170,296**	**17,049**

NOTE 27
INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting,

a) For the periods ended December 31, 2019 and 2018, the income from interest income, not including income from hedge accounting, is attributable to the following items:

	As of December 31,							
	2019				2018			
Items	Interest MCh$	Inflation adjustments MCh$	Prepaid fees MCh$	Total MCh$	Interest MCh$	Inflation adjustments MCh$	Prepaid fees MCh$	Total MCh$
Resale agreements	718	-	-	**718**	903	-	-	**903**
Interbank loans	1,263	-	-	**1,263**	897	-	-	**897**
Commercial loans	780,284	160,462	16,478	**957,224**	771,405	153,851	11,008	**936,264**
Mortgage loans	349,663	283,820	455	**633,938**	330,055	266,691	909	**597,655**
Consumer loans	593,592	384	8,107	**602,083**	579,929	439	6,166	**586,534**
Investment instruments	71,150	26,169	-	**97,319**	75,423	24,790	-	**100,213**
Other interest income	18,387	3,592	-	**21,979**	16,644	4,013	-	**20,657**
Interest income less income from hedge accounting	**1,815,057**	**474,427**	**25,040**	**2,314,524**	**1,775,256**	**449,784**	**18,083**	**2,243,123**

b) As indicated in section i) of Note 1, suspended interest relates to loans with payments over 90 days overdue, which are recorded in off-balance sheet accounts until they are effectively received.

As of December 31, 2019 and 2018, the suspended interest and adjustments income consists of the following:

	As of December 31,					
	2019			2018		
Items	Interest MCh$	Inflation adjustments MCh$	Total MCh$	Interest MCh$	Inflation adjustments MCh$	Total MCh$
Commercial loans	13,675	9,248	**22,923**	13,453	8,904	**22,357**
Mortgage loans	3,729	284	**4,013**	3,030	6,304	**9,334**
Consumer loans	4,238	7,439	**11,677**	4,172	333	**4,505**
Total	**21,642**	**16,971**	**38,613**	**20,655**	**15,541**	**36,196**

NOTE 27
INTEREST INCOME, continued

c) For the period ended December 31, 2019 and 2018, the expenses from interest expense, excluding expense from hedge accounting, are as follows:

	As of December 31,					
	2019			2018		
Items	**Interest MCh$**	**Inflation adjustments MCh$**	**Total MCh$**	**Interest MCh$**	**Inflation adjustments MCh$**	**Total MCh$**
Demand deposits	(14,018)	(1,508)	**(15,526)**	(14,914)	(1,371)	**(16,285)**
Repurchase agreements	(9,710)	-	**(9,710)**	(6,439)	-	**(6,439)**
Time deposits and liabilities	(335,307)	(27,172)	**(362,479)**	(317,061)	(35,284)	**(352,345)**
Interbank borrowings	(50,354)	-	**(50,354)**	(39,971)	-	**(39,971)**
Issued debt instruments	(250,512)	(145,487)	**(395,999)**	(241,455)	(133,227)	**(374,682)**
Other financial liabilities	(1,310)	(33)	**(1,343)**	(2,698)	(110)	**(2,808)**
Other interest expense	(2,965)	-	**(2,965)**	(6,929)	(10,497)	**(17,426)**
Interest expense less expenses from hedge accounting	**(16,651)**	**(11,300)**	**(27,951)**	**(629,467)**	**(180,489)**	**(809,956)**

d) For the periods ended December 31, 2019 and 2018, the income and expense from interest is as follows:

	As of December 31,	
Items	**2019 MCh$**	**2018 MCh$**
Interest income less income from hedge accounting	2,314,524	2,243,123
Interest expense less expense from hedge accounting	(866,327)	(809,956)
Net Interest income (expense) from hedge accounting	**1,448,197**	**1,433,167**
Hedge accounting (net)	(31,346)	(18,799)
Total net interest income	**1,416,851**	**1,414,368**

NOTE 28
FEES AND COMMISSIONS

a) Fees and commissions includes the value of fees earned and paid during the year, except those which are an integral part of the financial instrument`s effective interest rate:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Fee and commission income		
Fees and commissions for lines of credits and overdrafts	10,315	6,624
Fees and commissions for guarantees and letters of credit	35,039	33,654
Fees and commissions for card services	225,702	218,903
Fees and commissions for management of accounts	35,949	33,865
Fees and commissions for collections and payments	33,355	40,077
Fees and commissions for intermediation and management of securities	10,154	10,147
Insurance brokerage fees	49,664	39,949
Office banking	13,655	15,921
Fees for other services rendered	47,331	45,633
Other fees earned	37,494	39,690
Total	**498,658**	**484,463**

	As of December 31,	
	2019	2018
	MCh$	MCh$
Fee and commission expense		
Compensation for card operations	(171,513)	(163,794)
Fees and commissions for securities transactions	(1,001)	(936)
Office banking	(1,860)	(4,096)
Other fees	(37,198)	(24,752)
Total	**(211,572)**	**(193,578)**
Net fees and commissions income	**287,086**	**290,885**

The fees earned in transactions with letters of credit are presented on the Consolidated Statement of Income in the item “Interest income”.

NOTE 28
FEES AND COMMISSIONS

b) The income and expenses for the commissions of the business segments are presented below and the calendar for the recognition of income from ordinary activities is opened.

As of December 31, 2019	Segments					Revenue recognition calendar for ordinary activities		
	Individuals and PYMEs MM$	Companies and institutional MM$	Global Corporate Banking MM$	Others MM$	Total MM$	Transferred over time MM$	Transferred at a specific time MM$	Accrual model MM$
Fee income								
Commissions by credit lines and overdrafts	6,123	935	3,240	17	**10,315**	10,315	-	-
Commissions for endorsements and letters of credit	11,553	17,531	5,842	113	**35,039**	35,039	-	-
Commissions for card services	218,635	6,042	950	75	**225,702**	41,347	184,355	-
Commissions for account management	32,608	2,515	823	3	**35,949**	35,949	-	-
Commissions for collections, collections and payments	36,129	2,185	464	(5,423)	**33,355**	-	12,854	20,501
Commissions for intermediation and management of values	3,219	245	8,301	(1,611)	**10,154**	-	10,154	-
Remuneration for insurance commercialization	49,664	-	-	-	**49,664**	-	-	49,664
Office Banking	9,280	3,782	606	(13)	**13,655**	-	13,655	-
Other remuneration for services rendered	42,499	3,748	839	245	**47,331**	-	47,331	-
Other commissions earned	12,462	10,727	14,293	12	**37,494**	-	37,494	-
Total	**422,172**	**47,710**	**35,358**	**(6,582)**	**498,658**	**122,650**	**305,843**	**70,165**
Commission expenses								
Remuneration for card operation	(168,024)	(3,475)	(321)	307	**(171,513)**	-	(171,513)	-
Commissions for operation with securities	-	-	(33)	(968)	**(1,001)**	-	(1,001)	-
Office banking	(1,186)	(389)	(282)	(3)	**(1,860)**	-	(1,860)	-
Other commissions	(22,335)	(5,134)	(5,619)	(4,110)	**(37,198)**	-	(37,198)	-
Total	**(191,545)**	**(8,998)**	**(6,255)**	**(4,774)**	**(211,572)**	-	**(211,572)**	-
Total income and expenses for net commissions	**230,627**	**38,712**	**29,103**	**(11,356)**	**287,086**	**122,650**	**(94,271)**	**70,165**

NOTE 28
FEES AND COMMISSIONS

The income and expenses for the commissions of the business segments are presented below and the calendar for the recognition of income from ordinary activities is opened.

As of December 31, 2018	Segments					Revenue recognition calendar for ordinary activities		
	Individuals and PYMEs MM$	Companies and institutional MM$	Global Corporate Banking MM$	Others MM$	Total MM$	Transferred over time MM$	Transferred at a specific time MM$	Accrual model MM$
Fee income								
Commissions by credit lines and overdrafts	5,901	271	453	(1)	**6,624**	6,624	-	-
Commissions for endorsements and letters of credit	11,099	16,258	6,239	58	**33,654**	33,654	-	-
Commissions for card services	211,615	6,193	1,036	59	**218,903**	34,856	184,047	-
Commissions for account management	30,386	2,678	799	2	**33,865**	33,865	-	-
Commissions for collections, collections and payments	66,780	1,693	458	(28,854)	**40,077**	-	15,719	24,358
Commissions for intermediation and management of values	4,050	134	7,221	(1,258)	**10,147**	-	10,147	-
Remuneration for insurance commercialization	-	-	-	39,949	**39,949**	-	-	-
Office Banking	11,420	3,893	608	-	**15,921**	-	15,921	-
Other remuneration for services rendered	40,901	3,833	819	80	**45,633**	-	45,633	39,949
Other commissions earned	6,908	9,743	23,320	(281)	**39,690**		39,690	-
Total	**389,060**	**44,696**	**40,953**	**9,754**	**484,463**	**108,999**	**311,157**	**64,307**
Commission expenses								
Remuneration for card operation	(159,817)	(3,186)	(134)	(657)	**(163,794)**	-	(163,794)	-
Commissions for operation with securities	(169)	(3)	(419)	(345)	**(936)**	-	(936)	-
Office banking	(2,374)	(985)	(722)	(15)	**(4,096)**	-	(4,096)	-
Other commissions	(6,168)	(3,776)	(4,614)	(10,194)	**(24,752)**	-	(24,752)	-
Total	**(168,528)**	**(7,950)**	**(5,889)**	**(11,211)**	**(193,578)**	**-**	**(193,578)**	**-**
Total income and expenses for net commissions	**220,532**	**36,746**	**35,064**	**(1,457)**	**290,885**	**108,999**	**117,579**	**64,307**

NOTE 29
NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

Includes the amount of the adjustments from the financial instruments variation, except those attributable to the interest accrued by the application of the effective interest rate method of the value adjustments of the assets, as well as the results obtained in their sale,

For the periods ended December 31, 2019 and 2018, the detail of income from financial operations is as follows:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Profit and loss from financial operations		
Trading derivatives	(162,183)	38,217
Trading investments	11,878	9,393
Sale of loans and accounts receivables from customers		
Current portfolio	63	(309)
Charged-off portfolio	3,248	709
Available for sale investments	63,672	8,479
Repurchase of issued bonds	3,265	(840)
Other profit and loss from financial operations	1,892	(2,475)
Total	**(78,165)**	**53,174**

(1) During 2019, the bank has repurchased bonds, note 03,

NOTE 30
NET FOREIGN EXCHANGE INCOME

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the period ended December 31, 2019 and 2018, net foreign exchange income is as follows:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Net foreign exchange gain (loss)		
Net gain (loss) from currency exchange differences	(84,566)	(212,618)
Hedging derivatives	362,374	252,275
Income from assets indexed to foreign currency	7,376	12,151
Income from liabilities indexed to foreign currency	-	-
Total	**285,184**	**51,908**

NOTE 31
PROVISIONS FOR LOAN LOSSES

a) The movement in provisions for loan losses for the periods ended Diciembre 31, 2019 and 2018 is as follows:

As of December 31, 2019		Loans and accounts receivable from customers							
		Commercial loans		Mortgage loans	Consumer loans	Contingent loans			
	Interbank loans Individual	Individual	Group	Group	Group	Individual	Group	Additional Provisions	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Charged-off of loans	**-**	**(18,198)**	**(47,514)**	**(13,965)**	**(70,588)**	**-**	**-**	**-**	**(150,259)**
Provisions established	(55)	(93,556)	(118,187)	(17,462)	(246,530)	(7,709)	(10,865)	(16,000)	**(510,364)**
Total provisions and charge-offs	**(55)**	**(111,747)**	**(165,701)**	**(31,427)**	**(317,118)**	**(7,709)**	**(10,865)**	**(16,000)**	**(660,622)**
Provisions released (*)	65	58,084	12,100	8,263	49,576	5,916	3,458	20,000	**157,462**
Recovery of loans previously charged-off	-	11,336	15,293	13,652	42,433	-	-	-	**82,714**
Net charge to income	**10**	**(42,328)**	**(138,308)**	**(9,512)**	**(225,109)**	**(1,793)**	**(7,407)**	**4,000**	**(420,447)**

As of December 31, 2018		Loans and accounts receivable from customers							
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans			
	Individual	Individual	Group	Group	Group	Individual	Group		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Charged-off of loans		**(20,203)**	**(16,118)**	**(9,496)**	**(79,517)**	**-**	**-**	**-**	**(125,334)**
Provisions established	(45)	(68,302)	(83,979)	(22,683)	(190,868)	(8,026)	(3,439)	(20,000)	**(397,342)**
Total provisions and charge-offs	**(45)**	**(88,505)**	**(100,097)**	**(32,179)**	**(270,385)**	**(8,026)**	**(3,439)**	**(20,000)**	**(522,676)**
Provisions released (*)	102	35,301	8,764	8,446	45,031	6,303	5,163	-	**109,110**
Recovery of loans previously charged-off	-	11,399	19,535	17,367	40,180	-	-	-	**88,481**
Net charge to income	**57**	**(41,805)**	**(71,798)**	**(6,366)**	**(185,174)**	**(1,724)**	**1,794**	**(20,000)**	**(325,085)**

b) The detail of Charge-off of individually significant loans, is as follows:

As of December 31, 2019	Loans and accounts receivable from customers				
	Commercial loans		Mortgage loans	Consumer loans	
	Individual MCh$	Group MCh$	Group MCh$	Group MCh$	Total MCh$
Charge-off of loans	59,712	108,574	18,944	227,978	**415,208**
Provision applied	(41,520)	(61,060)	(4,979)	(157,390)	**(264,949)**
Net charge offs of individually significant loans	**18,192**	**47,514**	**13,965**	**70,588**	**150,259**

As of December 31, 2018	Loans and accounts receivables from customers				
	Commercial loans		Mortgage loans	Consumer loans	
	Individual MCh$	Group MCh$	Group MCh$	Group MCh$	Total MCh$
Charge-off of loans	54,399	80,127	28,558	249,668	**412,752**
Provision applied	(34,196)	(64,009)	(19,062)	(170,151)	**(287,418)**
Net charge offs of individually significant loans	**20,203**	**16,118**	**9,496**	**79,517**	**125,334**

NOTE 32
PERSONNEL SALARIES AND EXPENSES

a) Composition of personnel salaries and expenses:

For the periods ended December 31, 2019 and 2018, the composition of personnel salaries and expenses is as follows:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Personnel compensation	260,445	259,354
Bonuses or gratuities	78,534	72,728
Stock-based benefits	(315)	(337)
Seniority compensation:	25,006	21,869
Pension plans	566	1,069
Training expenses	4,918	3,782
Day care and kindergarden	2,731	2,778
Health and welfare funds	6,644	6,040
Other personnel expenses	31,628	30,281
Total	**410,157**	397,564

Benefits based on equity instruments (settled in cash)

The Bank provides certain executives of the Bank and its affiliates with a benefit of payments based on shares, which are settled in cash in accordance with the requirements of IFRS 2, The Bank measures the services received and the liability incurred, at fair value.

Until the settlement of the liability, the Bank determines the fair value of the liability at the end of each reporting period, as well as on the settlement date, recognizing any change in fair value in profit or loss for the year.

The balance corresponding to profits based on equity instruments, as of December 31, 2019 and 2018 was $ 315 million and $ 337 million, respectively.

NOTE 33
ADMINISTRATIVE EXPENSES

For the periods ended December 31, 2019 and 2018, the composition of administrative expenses is as follows:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
General administrative expenses	**124,896**	**145,241**
Maintenance and repair of property, plant and equipment	19,214	20,962
Office lease	-	29,761
Equipment lease	-	55
Short-term lease contracts expenses	4,177	-
Insurance premiums	3,848	3,439
Office supplies	5,126	5,070
IT and communication expenses	52,017	44,209
Lighting, heating, and other utilities	2,848	4,849
Security and valuables transport services	12,187	12,168
Representation and personnel travel expenses	4,109	3,444
Judicial and notarial expenses	1,277	1,148
Fees for technical reports and auditing	7,643	10,020
Other general administrative expenses	12,450	10,116
Outsourced services	**71,572**	**65,358**
Data processing	31,921	32,360
Archive service	3,518	3,401
Valuation service	3,644	3,167
Outsourced staff	10,139	9,936
Other	22,350	16,494
Board expenses	**1,356**	**1,297**
Marketing expenses	**20,891**	**19,286**
Taxes, payroll taxes, and contributions	**14,897**	**13,907**
Real estate taxes	1,936	1,730
Patents	1,913	1,896
Other taxes	5	7
Contributions to SBIF	11,043	10,274
Total	**233,612**	**245,089**

NOTE 34
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a) The values of depreciation and amortization during December 31, 2019 and 2018 are detailed below:

	As December 31,	
	2019	**2018**
	MCh$	**MCh$**
Depreciation and amortization		
Depreciation of property, plant, and equipment	(44,957)	(54,987)
Amortizations of intangible assets	(26,348)	(24,293)
Total depreciation and amortization	(34,787)	**-**
	(106,092)	**(79,280)**
Impairments		
Impairment of property, plant and equipment	(1,013)	(39)
Impairment of intangible assets	(1,713)	-
Total Impairments	**(2,726)**	**(39)**
Totales	**(108,818)**	**(79,319)**

b) The changes in book value due to depreciation and amortization for the nine month period ended December 31, 2019 and 2018 are as follows:

	Depreciation and amortization 2019			
	Property, plant, and equipment	**Intangible assets**	**Right of use assets**	**Total**
	MCh$	**MCh$**	**MCh$**	**MCh$**
Balances as of January 1, 2019	**(230,327)**	**(151,492)**	**(68,145)**	**(449,964)**
Depreciation and amortization for the period	(44,957)	(26,348)	(34,787)	**(106,092)**
Sales and disposals in the period	8,389	1,227	-	**9,616**
Other	-	-	-	**-**
Balance as of December 31, 2019	**(266,895)**	**(176,613)**	**(176,613)**	**(546,440)**

	Depreciation and amortization 2018			
	Property, plant, and equipment	**Intangible assets**	**Right of use assets**	**Total**
	MCh$	**MCh$**	**MCh$**	**MCh$**
Balances as of January 1, 2018	**(290,932)**	**(261,828)**	**-**	**(552,760)**
Depreciation and amortization for the period	(54,987)	(24,293)	-	(79,280)
Sales and disposals in the period	77	-	-	77
Other	-	-	-	-
Balance as of December 31, 2018	**(345,842)**	**(286,121)**	**-**	**(631,963)**

NOTE 35
OTHER OPERATING INCOME AND EXPENSES

a) Other operating income is as follows:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Income from assets received in lieu of payment		
Income from sale of assets received in lieu of payment	5,613	7,106
Recovery of charge-offs and income from assets received in lieu of payment	10,933	14,987
Other income from assets received in lieu of payment	664	1,410
Subtotal	**17,210**	**23,503**
Provisions released due to country risk	67	-
Provisions released due to contingencies	-	12,020
Subtotal	**67**	**12,020**
Other income		
Leases	-	222
Income from sale of property, plant and equipment	2,456	2,490
Recovery of provisions for contingencies	-	-
Compensation from insurance companies due to damages	4,681	144
Other	184	1,147
Subtotal	**7,321**	**4,003**
Total	**24,598**	**39,526**

b) Other operating expenses are as follows:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Allowances and expenses for assets received in lieu of payment		
Charge-offs of assets received in lieu of payment	17,638	15,037
Provisions on assets received in lieu of payment	1,809	816
Expenses for maintenance of assets received in lieu of payment	2,072	1,721
Subtotal	**21,519**	**17,574**
Credit card expenses	**1,077**	**3,151**
Customer services	**2,456**	**3,635**
Other expenses		
Operating charge-offs	973	798
Life insurance and general product insurance policies	21,205	9,964
Gain (Loss) for sale of PP&E	67	62
Provisions for contingencies	120	21
Expense for the Retail Association	343	898
Expense on sale of participation on associates	126	-
Other	13,135	9,637
Subtotal	**35,969**	**21,380**
Total	**61,021**	**45,740**

NOTE N°36
TRANSACTIONS WITH RELATED PARTIES

Associated and dependent entities are the Bank's "related parties", However, this also includes its "key personnel" from the executive staff (members of the Bank's Board of Directors and Managers of Banco Santander Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also includes those companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i,e,, Banco Santander S,A, (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank's directors, General Manager, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Santander Group companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank exercises a significant degree of influence, in accordance with section b) of Note 1, and which generally belong to the group of entities known as "business support companies".

Key personnel

This category includes members of the Bank's Board of Directors and managers of Banco Santander Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

NOTE N°36
TRANSACTIONS WITH RELATED PARTIES, continued

a) Loans to related parties

Loans and receivables as well as contingent loans are as follows:

	As of December 31,							
	2019				2018			
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivables:								
Commercial loans	246,868	375	2,986	685	122,289	459	4,298	233
Mortgage loans	-	-	20,473	-	-	-	18,814	-
Consumer loans	-	-	5,781	-	-	-	5,335	-
Loans and account receivables:	**246,868**	**375**	**29,240**	**685**	**122,289**	**459**	**28,447**	**233**
Provision for loan losses	(122)	(182)	(179)	(10)	(308)	(9)	(116)	(5)
Net loans	**246,746**	**193**	**29,061**	**675**	**121,981**	**450**	**28,331**	**228**
Guarantees	462,513	-	23,918	288	442,854	-	22,893	7,171
Contingent loans								
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	4,112	-	-	63	5,392	-	2,060	44
Performance guarantees	464,691	-	-	-	445,064	-	3,364	-
Contingent loans	**468,803**	**-**	**-**	**63**	**450,456**	**-**	**5,424**	**44**
Provision for contingent loans	(835)	-	-	-	(1)	-	(18)	-
Net contingent loans	**467,968**	**-**	**-**	**63**	**450,455**	**-**	**5,406**	**44**

Loans regarding activity with related parties during the periods ended December 31, 2019 and 2018 is as follows:

	As of December 31,							
	2019				2018			
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	**572,745**	**459**	**33,871**	**7,899**	**476,906**	**771**	**27,051**	**7,826**
Loans granted	193,798	167	4,826	500	200,657	39	16,574	773
Loan payments	(50,646)	(251)	(9,457)	(7,651)	(104,818)	(351)	(9,754)	(700)
Total	**715,897**	**375**	**29,240**	**748**	**572,745**	**459**	**33,871**	**7,899**

NOTE 36
TRANSACTIONS WITH RELATED PARTIES, continued

b) Assets and liabilities with related parties

	As of December 31							
	2019				2018			
	Santander Group companies MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$	Santander Group companies MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$
Assets								
Cash and deposits in banks	171,816	-	-	-	189,803	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	2,058,715	218,610	-	55	748,632	105,358	-	9
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	185,317	210,579	-	-	38,960	51,842	-	-
Liabilities								
Deposits and other demand liabilities	25,261	93,761	4,624	566	27,515	(21,577)	2,493	(480)
Obligations under repurchase agreements	138,498	5,000	270	80	6,501	-	329	68
Time deposits and other time liabilities	1,183,235	282,171	4,246	2,204	2,585,337	-	3,189	(838)
Financial derivative contracts	2,159,660	288,013	-	3	770,624	112,523	-	-
Bank obligation	-	-	-	-	-	-	-	-
Issued debts instruments	363,154	-	-	-	335,443	-	-	-
Other financial liabilities	6,231	-	-	-	6,807	-	-	-
Other liabilities	8,130	146,164	-	-	60,884	89,817	-	-

c) Recognized income (expense) with related parties

	As of December 31,							
	2019				2018			
	Santander Group companies MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$	Santander Group companies MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$
Income (expense) recorded								
Income and expenses from interest and inflation	(41,181)	(5,235)	1,151	26	(53,256)	(156)	1,252	508
Fee and commission income and expenses	28,274	14,499	232	28	91,178	7,826	305	22
Net income (expense) from financial operations and foreign exchange transactions (*)	(586,318)	(84,236)	-	-	(566,677)	65,727	27	(12)
Other operating income and expenses	406	(2,026)	-	-	42	1,388	-	-
Key personnel compensation and expenses	-	-	(9,548)	-	-	-	(11,761)	-
Administrative and other expenses	(11,877)	(47,757)	-	-	(43,035)	(50,764)	-	-
Total	**(610,696)**	**(124,755)**	**(8,165)**	**54**	**(571,748)**	**24,022**	**(10,177)**	**518**

(*) Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries,

NOTE 36
TRANSACTIONS WITH RELATED PARTIES, continued

d) Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the "Personnel salaries and expenses" and/or "Administrative expenses" of the Consolidated Statements of Income, and detailed as follows:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Personnel compensation	16,264	16,924
Board member`s salaries and expenses	1,358	1,230
Bonuses or gratuity	16,104	16,243
Compensation in stock	(315)	(337)
Training expenses	37	210
Seniority compensation	2,378	4,202
Health funds	273	284
Other personnel expenses	567	858
Pension Plans (*)	711	1,069
Total	**37,377**	**40,683**

(*) Part of the executives who qualified for this benefit ceased to belong to the Group for various reasons without meeting the requirements to obtain the benefit, for which the amount of the obligation decreased, generating an income for the reversal of provisions,

e) Composition of key personnel

As of December 31, 2019 and 2018, the composition of the Bank's key personnel is as follows:

Position	N° of executives	
	As of December 31,	
	2019	2018
Director	11	11
Division manager	13	12
Manager	106	108
Total key personnel	**130**	**131**

NOTE 37
PENSION PLANS

The Bank has an additinal benefit available to its principal executives, consisting of a pension plan, The purpose of the pension plan is to endow the executives with funds for a better supplementary pension upon their retirement,

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pension with an equivalent contribution, The executives will be entlited to recive this benefit only when they fulfill the following conditions:

a. Aimed at the Bank's management
b. The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old,
c. The Bank will create a pension fund, with life insurance, for each beneficiary in the plan, Periodic contributions into this fund are made by the manager and matched by the Bank,
d. The Bank will be responsible for garanting the benefits directly,

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan,

In the event of the executive's death or total or partial disability, s/he will be entitled to recive this benefit,

The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank, The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company,

Plan Assets owned by the Bank at the end of 2019 totaled Ch$7,195 million (Ch$6,804 million in 2018).

The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

Calculation method

Use of the projected unit credit method which considers each working year as generating an additional amount of rights over benefits and values each unit separately, It is calculated based primarily on fund contribution, as well as other factors such as the legal annual pension limit, seniority, age and yearly income for each unit valued individualy,

Actuarial hypothesis assumptions:

Actuarial assumption with respect to demographic and financial variables are non-biased and mutually compatible with each other, The most significant actuarial hypotheses considered in the calculation were,

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments,

	Plans post–employment 2019	Plans post–employment 2018
Mortality chart	RV-2014	RV-2014
Terminarion of contract rates	5,0%	5,0%
Impairment chart	PDT 1985	PDT 1985

NOTE N°37
PENSION PLANS, continued

Activity for post-employment benefits is as follows:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
Plan assets	7,195	6,804
Commitments for defined-benefit plans		
For active personnel	(6,525)	(5,958)
Incurred by inactive personnel	-	-
Minus:		
Unrealized actuarial (gain) losses	-	-
Balances at year end	**670**	**846**

Year's cash flow for post-employment benefits is as follows:

	As of December 31,	
	2019	**2018**
	MCh$	**MCh$**
a) Fair value of plan assets		
Opening balance	**6,804**	7,919
Expected yield of insurance contracts	333	353
Employer contributions	859	836
Actuarial (gain) losses	-	-
Premiums paid	-	-
Benefits paid	(801)	(2,304)
Fair value of plan assets at year end	**7,195**	**6,804**
b) Present value of obligations		
Present value of obligation opening balance	**(5,958)**	**(6,998)**
Net incorporation of Group companies	-	-
Service cost	(567)	(1,069)
Interest cost	-	-
Curtailment/settlement effect	-	-
Benefits paid	-	-
Past service cost	-	-
Actuarial (gain) losses	-	-
Other	-	2,109
Present value of obligations at year end	**(6,525)**	**(5,958)**
Net balance at year end	**670**	**846**

NOTE N°37
PENSION PLANS, continued

Plan expected profit:

	As of December 31,	
	2019	**2018**
Type of expected yield from the plan's assets	UF + 2,50% annual	UF + 2,50% annual
Type of yield expected from the reimbursement rights	UF + 2,50% annual	UF + 2,50% annual

Plan associated expenses:

	For the years ended December 31,	
	2019	**2018**
	MCh$	**MCh$**
Current period service expenses	566	1,069
Interest cost	-	-
Expected yield from plan's asset	-	-
Expected yield of insurance contracts linked to the Plan:	**(333)**	**(353)**
Extraordinary allocations	-	-
Actuarial (gain)/losses recorded in the period	-	-
Past service cost	-	-
Other	-	-
Total	**233**	**716**

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction on the main market (or the most advantageous) at the measurement date in the current market conditions (in other words, an exit price) regardless of whether that price is directly observable or estimated by using a different valuation technique, The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community, In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations, Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank's financial assets and liabilities are recorded and their fair value as of December 31, 2019 and December 31, 2018:

	As of December 31, 2019		As of December 31, 2018	
	Book value MCh$	Fair value MCh$	Book value MCh$	Fair value MCh$
Assets				
Trading investments	270,204	270,204	77,041	77,041
Financial derivative contracts	8,148,608	8,148,608	3,100,635	3,100,635
Loans and accounts receivable from customers and interbank loans, (net)	31,838,568	34,668,858	29,485,435	30,573,611
Investments available for sale	4,010,272	4,010,272	2,394,323	2,394,323
Guarantee deposits (margin accounts)	314,616	314,616	170,232	170,232
Liabilities				
Deposits and interbank borrowings	26,010,067	26,200,921	23,597,863	23,770,106
Financial derivative contracts	7,390,654	7,390,654	2,517,728	2,517,728
Issued debt instruments and other financial liabilities	9,727,081	10,718,997	8,330,633	8,605,135
Guarantees received (margin accounts)	994,714	994,714	371,512	371,512

Fair value is approximated to book value in the following accounts, due to their short-term nature in the following cases: cash and bank deposits, operations with liquidation in progress and buyback contracts as well as security loans.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank's profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank's value as a going concern.

Below is a detail of the methods used to estimate the financial instruments' fair value.

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

a) Financial instruments for trading investments and available for sale investment

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturities of les than 1 year are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value, due to their short maturity term. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

b) Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c) Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d) Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e) Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive to cancel the contracts or agreements, considering the term structures of the interest curve , volatility of the underlying asset and credit risk of counterparties.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Measurement of fair value and hierarchy

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments, The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument's fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

- Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
· Mortgage and private bonds	Present Value of Cash Flows Model	Internal Rates of Return ("IRRs") are provided by RiskAmerica, according to the following criterion: If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates, In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.
· Time deposits	Present Value of Cash Flows Model	IRRs are provided by RiskAmerica, according to the following criterion: If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates, In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.
· Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model	IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion: With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.
· FX Options	Black-Scholes	Formula adjusted by the volatility smile (implicit volatility), Prices (volatility) are provided by BGC Partners, according to this criterion: With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3), To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
· Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
	Black – Scholes	There is no observable input of implicit volatility.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX, There is no observable input of implicit volatility.
	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
· Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.
The following table presents the assets and liabilities that are measured at fair value on a recurring basis, as of December 31, 2019 and 2018:

As of December 31,	Fair value measurement			
	2019 MCh$	Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Trading investments	270,204	270,204	-	-
Available for sale investments	4,010,272	3,992,421	17,146	705
Derivatives	8,148,608	-	8,133,700	14,908
Guarantee deposits (margin accounts)	314,616	-	314,616	-
Total	**12,743,700**	**4,262,625**	**8,465,462**	**15,613**
Liabilities				
Derivatives	7,390,654	-	7,387,704	2,950
Guarantees received (margin accounts)	994,714	-	994,714	-
Total	**8,385,368**	**-**	**8,382,418**	**2,950**

As of December 31,	Fair value measurement			
	2018 MCh$	Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Trading investments	77,041	71,158	5,883	-
Available for sale investments	2,394,323	2,368,768	24,920	635
Derivatives	3,100,635	-	3,089,077	11,558
Guarantee deposits (margin accounts)	170,232	-	170,232	-
Total	**5,742,321**	**2,439,926**	**3,290,112**	**12,193**
Liabilities				
Derivatives	2,517,728	-	2,516,933	795
Guarantees received (margin accounts)	371,512	-	371,512	-
Total	**2,889,240**	**-**	**2,888,445**	**795**

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the assets and liabilities that are not measured at fair value in the consolidated statement of financial position, as of December 31, 2019 and 2018:

As of December 31,	2019 MCh$	Fair value measurement Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Loans and accounts receivables from customers and Interbank loans	34,668,858	-	-	34,668,858
Total	**34,668,858**	**-**	**-**	**34,668,858**
Liabilities				
Deposits and Interbank borrowing	26,200,921	-	15,903,489	10,297,432
Issued debt instruments and other financial liabilities	10,718,997	-	10,718,997	-
Total	**36,919,918**	**-**	**26,622,486**	**10,297,432**

As of December 31,	2018 MCh$	Fair value measurement Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Loans and accounts receivables from customers and Interbank loans	30,573,611	-	-	30,573,611
Total	**30,573,611**	**-**	**-**	**30,573,611**
Liabilities				
Deposits and Interbank borrowing	23,770,106	-	15,028,689	8,741,417
Issued debt instruments and other financial liabilities	8,605,135	-	8,605,135	-
Total	**32,375,241**	**-**	**23,633,824**	**8,741,417**

There was no transfer between level 1 and 2 for the period ended December 31, 2019 and 2018.

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank's activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2019 and 2018:

	Assets MCh$	Liabilities MCh$
As of January 1, 2019	**12,193**	**795**
Total realized and unrealized profits (losses)		
Included in statement of income	3,350	2,155
Included in other comprehensive income	70	-
Purchases, issuances, and loans (net)	-	-
As of December 31, 2019	**15,613**	**2,950**
Total profits or losses included in comprehensive income at December 31, 2019 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2018	**3,420**	**2,155**

	Assets MCh$	Liabilities MCh$
As of January 1, 2018	**22,987**	**7**
Total realized and unrealized profits (losses)	(10,769)	(802)
Included in statement of income	25	
Included in other comprehensive income		
Purchases, issuances, and loans (net)	-	-
As of December 31, 2018	**12,193**	**795**
Total profits or losses included in comprehensive income at December 31, 2019 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2018	**(10,794)**	**(802)**

The realized and unrealized profits (losses) included in comprehensive income for 2019 and 2018, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income in the associate line item.

The potential effect as of December 31, 2019 and 2018 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2019 and 2018:

	As of December 31, 2019				
	Linked financial instruments, compensated in balance				
Financial instruments	Gross amounts	Compensated in balance	**Net amount presented in balance**	**Remains of unrelated and / or unencumbered financial instruments**	**Amount in Statements of Financial Position**
Assets	**MCh$**	**MCh$**	**MCh$**	**MCh$**	
Financial derivative contracts	8,148,151	-	**8,148,151**	**457**	**8,148,608**
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	**31,838,567**	**31,838,567**
Total	**8,148,151**	**-**	**8,148,151**	**31,839,024**	**39,987,175**
Liabilities					
Financial derivative contracts	7,388,145	-	**7,388,145**	**2,509**	**7,390,654**
Investments under resale agreements	380,055	-	**380,055**	**-**	**380,055**
Déposits and interbank borrowings	-	-	-	**26,010,067**	**26,010,067**
Total	**7,768,200**	**-**	**7,768,200**	**26,012,576**	**33,780,776**

	As of December 31, 2018				
	Linked financial instruments, compensated in balance				
Financial instruments	Gross amounts	Compensated in balance	**Net amount presented in balance**	**Remains of unrelated and / or unencumbered financial instruments**	**Amount in Statements of Financial Position**
Assets	**MCh$**	**MCh$**	**MCh$**	**MCh$**	
Financial derivative contracts	1,947,726	-	**1,947,726**	**1,152,909**	**3,100,635**
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	**29,485,435**	**29,485,435**
Total	**1,947,726**	**-**	**1,947,726**	**30,683,344**	**32,586,070**
Liabilities					
Financial derivative contracts	1,735,555	-	**1,735,555**	**782,173**	**2,517,728**
Investments under resale agreements	48,545	-	**48,545**	**-**	**48,545**
Déposits and interbank borrowings	-	-	-	**23,597,862**	**23,597,862**
Total	**1,784,100**	**-**	**1,784,100**	**24,380,035**	**26,164,135**

NOTE 38
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In order to reduce the exposure of credit in its financial derivative operations, the Bank has entered into bilateral collateral agreements with its counterparts, in which it establishes the terms and conditions under which they operate, In general terms, the collateral (received / delivered) operates when the net of the fair value of the financial instruments held exceeds the thresholds defined in the respective contracts.

Below are the financial derivatives contracts, according to their collateral agreement :

	As of December 31,			
	2019		2018	
Financial derivatives contracts	**Asset MCh$**	**Liabilities MCh$**	**Asset MCh$**	**Liabilities MCh$**
Derivatives contracts with threshold collateral agreement equal to zero	7.478.837	6.748.219	2.639.835	2.133.149
Derivatives contracts with non-zero threshold collateral agreement	532,298	517,814	344,520	262,683
Derivatives contracts without collateral agreement	137,472	124,621	116,280	121,896
Total Financial derivatives contracts	**8,148,608**	**7,390,654**	**3,100,635**	**2,517,728**

NOTE 39
RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risk, The main risks related to financial instruments that apply to the Bank are as follow:

Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:

- **a.** Foreign excharge risk: this arises as a consequence of fluctuations in market interest rates,
- **b.** Interest rate risk: this arises as a consequence of fluctuations in market interest rates,
- **c.** Price risk: this arises as a consequence of changes in market prices, either due to factor specific to the instrument itself or due to factors that affect all the instruments negotiated in the market,
- **d.** Inflation risk: this arises as a consequence of changes in Chile's inflation rate, whose effect would be mainly applicable to financial instruments denominated in UF.

Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reason of insolvency or inability of the individuals or legal entitles in question to continue as a going concern, causing a financial loss to the other party.

Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

Operating risk: this is a risk arising from human errors, system error, fraud or external events which may damage the Bank's reputation, may have legal or regulatory implication, or cause financial losses.

This note includes information on the Bank's exposure to these risk an on its objetives, policies, and processes involved in their measurement and management.

Risk management structure

The Board of Directors is responsible for the establishment and monitoring of the Bank's risk management structure and, to this end, has a corporate governance system in line with international recommendations and trends, adapted to the Chilean regulatory reality and adapted to best practices, advanced markets in which it operates, To better exercise this function, the Board of Directors has established the Comprehensive Risk Committee ("CIR"), whose main mission is to assist in the development of its functions related to the Bank's control and risk management, Complementing the CIR in risk management, the Board also has 3 key committees: Assets and Liabilities Committee (CAPA), Markets Committee ("CDM") and the Directors and Audit Committee ("CDA"), Each of the committees is composed of directors and executive members of the Bank's management.

The CIR is responsible for developing Bank risk management policies in accordance with the guidelines of the Board of Directors, the Global Risk Department of Santander Spain and the regulatory requirements issued by the FMC, These policies have been created mainly to identify and analyze the risk faced by the Bank, establish risk limits and appropriate controls, and monitor risks and compliance with limits, The Bank's risk management policies and systems are regularly reviewed to reflect changes in market conditions, and the products or services offered, The Bank, through the training and management of standards and procedures, aims to develop a disciplined and constructive control environment, in which all its employees understand their duties and obligations.

NOTE 39
RISK MANAGEMENT, continued

Market risk

Market risk arises as a consequence of the activity maintained in the markets, through financial instruments whose value may be affected by variations in market conditions, reflected in changes in the different assets and financial risk factors, The risk can be mitigated through hedges through other products (assets / liabilities or derivatives), or by undoing the operation / open position, The objective of market risk management is the management and control of exposure to market risk within acceptable parameters.

There are four major risk factors that affect market prices: interest rates, exchange rates, price, and inflation, Additionally, and for certain positions, it is also necessary to consider other risks, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The internal management of the Bank to measure market risk is mainly based on the procedures and standards of Santander Spain, which are based on analyzing management in three main components:

- trading portfolio;
- local financial management portfolio;
- portfolio of foreign financial management,

The trading portfolio consists mainly of those investments valued at their fair value, free of any restriction for immediate sale and that are often bought and sold by the Bank with the intention of selling them in the short term in order to benefit from the short-term price variations, The financial management portfolios include all financial investments not considered in the trading portfolio.

The general responsibility for market risk lies with the ALCO, The Bank's risk / finance department is responsible for the preparation of detailed management policies and their application in the Bank's operations in accordance with the guidelines established by the ALCO and by the Global Risk Department of Banco Santander de España.

The functions of the department in relation to the trading portfolio entail the following:

i, apply "Value at Risk" (VaR) techniques to measure interest rate risk.
ii, adjust the trading portfolios to the market and measure the profit and daily loss of commercial activities.
iii, compare the real VAR with the established limits.
iv, establish procedures to control losses in excess of predetermined limits and
v, Provide information on the negotiation activities for the ALCO, other members of the Bank's Management, and the Global Risk Department of Santander – Spain.

The functions of the department in relation to the financial management portfolios entail the following:

i, apply sensitivity simulations (as explained below) to measure the interest rate risk of activities in local currency and the potential loss foreseen by these simulations and
ii, provides the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department of Santander – Spain,

Market risk - Negotiation portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio, The Bank has a consolidated commercial position composed of fixed income investments, foreign currency trading and a minimum equity investment position, The composition of this portfolio consists essentially of bonds of the Central Bank of Chile, mortgage bonds and locally issued low-risk corporate bonds, At the end of the year, the trading portfolio did not present investments in stock portfolios.

NOTE 39
RISK MANAGEMENT, continued

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio if the market conditions of a certain historical period were in force, , from that information, infer the maximum loss with a certain level of confidence, The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumption, All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the level of confidence needed, which will be equal to the value at risk in virtue of those parameters, As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio within a 1-day horizon at a confidence level of 99,00%, It is the maximum loss of a day in which the Bank could expect to suffer in a certain portfolio with a 99,00% confidence level, In other words, it is the loss that the Bank would expect to exceed only 1,0% of the time, The VaR provides a single estimate of market risk that is not comparable from one market risk to another, The returns are calculated using a 2 year time window or at least 520 data obtained from the reference date of VaR calculation backwards in time.

The Bank does not calculate three separate VaRs, A single VaR is calculated for the entire trading portfolio, which, in addition, is segregated by type of risk, The VaR program performs a historical simulation and calculates a profit and loss statement (G & P) for 520 data points (days) for each risk factor (fixed income, currencies and variable income), The G & P of each risk factor is added and a consolidated VaR calculated with 520 data points or days, At the same time, the VaR is calculated for each risk factor based on the individual G & P calculated for each factor, Moreover, a weighted VaR is calculated in the manner described above but which gives a weight greater than the 30 most recent data points, The largest of the two VaRs is reported, In 2015 and 2014, the same VaR model was still used and there has been no change in methodology.

The Bank uses the VaR estimates to deliver a warning in case the statistically estimated losses in the trading portfolio exceed the prudent levels and, therefore, certain predetermined limits exist.

Limitations of the VaR model

When applying this calculation methodology no assumption is made about the probability distribution of changes in risk factors, simply use the changes observed historically to generate scenarios for the risk factors in which each of the positions will be valued, in portfolio.

It is necessary to define a valuation function fj (xi) for each instrument j, preferably the same one that it uses to calculate the market value and results of the daily position, This valuation function will be applied in each scenario to generate simulated prices of all the instruments in each scenario.

In addition, the VaR methodology must be interpreted considering the following limitations:

- Changes in market rates and prices may not be independent and identically distributed random variables, nor may they have a normal distribution, In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

- The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in risk factors in the future, and any modification of the data may be inadequate, In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the period of time used;

- a 1-day time horizon may not fully capture those market risk positions that can not be liquidated or hedged in one day, It would not be possible to liquidate or cover all positions in a day;

- VaR is calculated at the close of business, however trading positions may change substantially during the trading day;

- The use of 99% confidence level does not take into account, nor does it make any statement about, the losses that may occur beyond this level of trust, and

- The model as such VaR does not capture all the complex effects of the risk factors on the value of the positions or portfolios, and therefore, could underestimate the potential loss.

NOTE 39
RISK MANAGEMENT, continued

At no time in 2019 and 2018, the Bank exceeded the VaR limits in relation to the 3 components that make up the trading portfolio: fixed income investments, variable income investments and investments in foreign currency.

The Bank performs daily back-testing and, in general, it is discovered that trading losses exceed the estimated VaR almost one in every 100 trading days, At the same time, a limit was established for the maximum VaR that is willing to accept on the trading portfolio, In both 2019 and 2018, the Bank has remained within the maximum limit established for the VaR, even in those instances in which the real VaR exceeded the estimate.

The high, low and average levels for each component and for each year were the following:

VAR	2019 MMUSD	2018 MMUSD
Consolidated:		
High	15.78	5.23
Low	1.33	1.21
Average	3.06	2.01
Fixed income investments:		
High	9.77	2.54
Low	1.18	1.19
Average	2.33	1.71
Variable income investments:		
High	-	0.01
Low	0.01	0.00
Average	-	0.00
Foreign currency investments		
High	6.05	4.29
Low	0.10	0.09
Average	1.60	1.14

Market risk – local and foreign financial management

The Bank's financial management portfolio includes most of the Bank's assets and non-trading liabilities, including the loan / loan portfolio, For these portfolios, investment and financing decisions are heavily influenced by the Bank's commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio), The Bank performs a scenario simulation which will be calculated as the difference between the present value of the flows in the chosen scenario (curve with parallel movement of 100 bp in all its tranches) and its value in the base scenario (current market) , All positions in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0,57, which represents a change in the rate curve at 57 basis points in real rates and 100 basis points in nominal rates, The same scenario is carried out for net foreign currency positions and interest rates in US dollars, The Bank has also established limits regarding the maximum loss that these types of movements in interest rates may have on capital and net financial income budgeted for the year.

To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital and reserve loss limit, using the following formula:

Bound limit = square root of a2 + b2 + 2ab
a: limit in national currency.
b: limit in foreign currency.
Since it is assumed that the correlation is 0. 2ab = 0.

NOTE 39
RISK MANAGEMENT, continued

Limitation of the sensitivity models

The most important assumption is the use of a change of 100 basis points in the yield curve (57 basis points for real rates), The Bank uses a change of 100 basis points given that sudden changes of this magnitude are considered realistic, The Global Risk Department of Santander Spain has also established comparable limits by country, in order to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly manner.

In addition, the methodology of sensitivity simulations should be interpreted considering the following limitations:

- The simulation of scenarios assumes that the volumes remain in the Bank's Consolidated Statement of Financial Position and that they are always renewed at maturity, omitting the fact that certain considerations of credit risk and prepayments may affect the maturity of certain positions.

- This model assumes an equal change in the entire performance curve of everything and does not take into account the different movements for different maturities.

- The model does not take into account the sensitivity of volumes resulting from changes in interest rates.

- The limits to the losses of budgeted financial income are calculated on the basis of expected financial income for the year that can not be obtained, which means that the actual percentage of financial income at risk could be greater than expected.

Market risk – Financial management portfolio – December 31, 2019 and 2018

	2019		2018	
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial management portfolio – local currency (MCh$)				
Loss limit	100,000		48,000	192,001
High	36,518		43,742	189,725
Low	13,138		27,854	170,450
Average	26,308		37,569	180,972
Financial management portfolio – foreign currency (Th$US)				
Loss limit	30		30	75
High	20		12	38
Low	5		4	(10)
Average	12		9	22
Financial management portgolio (MCh$)				
Loss limit	100,000		48,000	192,002
High	38,616		45,492	192,848
Low	15,779		29,167	168,766
Average	29,653		38,908	182,557

To fulfill its functions, the CIR works directly with the Bank's risk and control departments, whose joint objectives include:

- evaluate those risks that, due to their size, could compromise the solvency of the Bank, or that present potentially significant operational or reputation risks;
- ensure that the Bank is provided with the means, systems, structures and resources in accordance with the best practices that allow for the implementation of the strategy in risk management;
- ensure the integration, control and management of all Bank risks;
- execute the application throughout the Bank and its businesses of homogeneous risk principles, policies and metrics;
- develop and implement a risk management model in the Bank, so that the risk exposure is properly integrated in the different decision-making processes;
- identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantify sensitivities and the foreseeable impact of different scenarios on the positioning of risks; Y
- manage the structural liquidity risks, interest rates and exchange rates, as well as the Bank's own resources base.

NOTE 39
RISK MANAGEMENT, continued

To comply with the aforementioned objectives, the Bank (Administration and ALCO) carries out several activities related to risk management, which include: calculating the risk exposures of the different portfolios and / or investments, considering mitigating factors (guarantees, netting , collaterals, etc,); calculate the probabilities of expected loss of each portfolio and / or investments; assign the loss factors to the new operations (rating and scoring); measure the risk values of the portfolios and / or investments according to different scenarios through historical simulations; establish limits to potential losses based on the different risks incurred; determine the possible impacts of structural risks in the Consolidated Statements of Results of the Bank; set the limits and alerts that guarantee the Bank's liquidity; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions.

The CDA is primarily responsible for monitoring compliance with the Bank's risk management policies and procedures, and for reviewing the adequacy of the risk management framework in relation to the risks the Bank faces.

Credit risk

Credit risk is the risk that one of the parties to the financial instrument contract fails to comply with its contractual obligations due to insolvency or disability of natural or legal persons and causes a financial loss in the other party, For purposes of credit risk management, the Bank consolidates all the elements and components of credit risk exposure (eg risk of individual default by creditor, innate risk of a line of business or sector, and / or geographical risk).

Mitigation of credit risk for loans and accounts receivable

The Board of Directors has delegated responsibility for credit risk management to the Comprehensive Risk Committee (CIR) and the Bank's risk departments whose roles are summarized as follows:

- Formulation of credit policies, in consultation with the business units, covering the requirements of guarantee, credit evaluation, risk rating and presentation of reports, documents and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

- Establish the structure of the authorization for the approval and renewal of credit applications, The Bank structures levels of credit risk by placing limits on the concentration of that risk in terms of individual debtors, groups of debtors, segments of industries and countries, The authorization limits are assigned to the respective officers of the business unit (commercial, consumption, PYMEs) to be monitored permanently by the Administration, In addition, these limits are reviewed periodically, The risk assessment teams at branch level interact regularly with clients, however for large operations, the risk teams of the parent company and even the CIR, work directly with clients in the evaluation of credit risks and preparation of credit risk, credit applications, Inclusively, Banco Santander España participates in the process of approving the most significant loans, for example to clients or economic groups with debt amounts greater than US $ 40 million.

- Limit concentrations of exposure to customers, counterparts, in geographic areas, industries (for accounts receivable or credits), and by issuer, credit rating and liquidity (for investments).

- Develop and maintain the Bank's risk classification in order to classify the risks according to the degree of exposure to financial loss faced by the respective financial instruments and with the purpose of focusing the management or risk management specifically on the associated risks.

- Review and evaluate credit risk The risk divisions of the Administration are largely independent of the commercial division of the bank and evaluate all credit risks in excess of the designated limits, prior to the approval of credits to customers or prior to the acquisition of specific investments, Credit renewals and revisions are subject to similar processes.

In the preparation of a credit request for a corporate client, the Bank verifies several parameters such as the debt service capacity (including, generally, projected cash flows), the client's financial history and / or projections for the economic sector in which it operates, The risk division is closely involved in this process, All requests contain an analysis of the client's strengths and weaknesses, a rating and a recommendation, The credit limits are not determined based on the outstanding balances of the clients, but on the direct and indirect credit risk of the financial group, For example, a limited company would be evaluated together with its subsidiaries and affiliates.

NOTE 39
RISK MANAGEMENT, continued

Consumer loans are evaluated and approved by their respective risk divisions (individuals, PYMEs) and the evaluation process is based on an evaluation system known as Garra (Banco Santander) and Syseva of Santander Banefe, both processes are decentralized, automated and they are based on a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors, The credit application process is based on the collection of information to determine the client's financial situation and ability to pay, The parameters that are used to assess the credit risk of the applicant include several variables such as: income levels, duration of current employment, indebtedness, reports of credit agencies.

Mitigation of credit risk of other financial assets (investments, derivatives, commitments)

As part of the process of acquiring financial investments and financial instruments, the Bank considers the probability of uncollectibility of issuers or counterparties using internal and external evaluations such as independent risk evaluators of the Bank, In addition, the Bank is governed by a strict and conservative policy which ensures that the issuers of its investments and counterparties in transactions of derivative instruments are of the highest reputation.

In addition, the Bank operates with various instruments that, although they involve exposure to credit risk, are not reflected in the Consolidated Statement of Financial Position, such as: guarantees and bonds, documentary letters of credit, guarantee slips and commitments to grant loans.

The guarantees and bonds represent an irrevocable payment obligation, In the event that a guaranteed client does not fulfill its obligations with third parties who are liable to the Bank, the latter will make the corresponding payments, so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of the client that are guaranteed by the merchandise shipped to which they are related and, therefore, have a lower risk than direct indebtedness, Guarantee slips correspond to contingent commitments that are made effective only if the client does not comply with the performance of works agreed with a third party, guaranteed by them.

When it comes to commitments to grant credit, the Bank is potentially exposed to losses in an amount equivalent to the unused total of the commitment, However, the probable amount of loss is less than the unused total of the commitment, The Bank monitors the maturity of credit lines because generally long-term commitments have a higher credit risk than short-term commitments.

Maximun credit risk exposure

For financial assets recognized in the Consolidated Statement of Financial Position, exposure to credit risk is equal to their book value, For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that the Bank would have to pay if the guarantee were executed.

NOTE 39
RISK MANAGEMENT, continued

Below is the distribution by financial asset and off-balance a sheet commitments of the Bank's maximum exposure to credit risk as of December 31, 2019 and 2018, without deduction of collateral, security interests or credit improvements recived:

		As of December 31,	
	Note	2019 Amount of exposure MCh$	2018 Amount of exposure MCh$
Deposits in banks	5	2,693,342	1,240,578
Cash ítems in process of collection	5	355,062	353,757
Trading investments	6	270,204	77,041
Investments under resale agreements	7	-	-
Financial derivative contracts	8	8,148,608	3,100,635
Loans and accounts receivable from customers and interbank loans, net	9 y 10	31,838,568	29,485,435
Available for sale investments	11	4,010,272	2,394,323
Off-balance commitments:			
Letters of credit issued		140,572	223,420
Foreign letters ofcredit confirmed		70,192	57,038
Guarantees		1,929,894	1,954,205
Available credit lines		8,732,422	8,997,650
Personal guarantees		451,950	133,623
Other irrevocable credit commitments		485,991	327,297
Total		**59,127,077**	**48,345,002**

NOTE 39
RISK MANAGEMENT, continued

Regarding the quality of the credits, these are classified in accordance with what is described in the compendium of regulations of the FMC as of December 31, 2019 and 2018:

Category Comercial Portfolio	As of December 31, 2019 Individual	Percentage	Allowance	Percentage	2018 Individual	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
A1	99,042	0.31	34	0.00	29,998	0.10	9	0.00
A2	907,696	2.78	572	0.06	1,074,789	3.55	735	0.09
A3	2,213,921	6.77	3,434	0.38	2,746,323	9.07	3,811	0.48
A4	3,514,637	10.74	19,937	2.23	3,222,102	10.64	18,697	2.35
A5	2,226,246	6.81	29,599	3.31	1,796,864	5.93	21,455	2.69
A6	1,134,045	3.46	23,568	2.67	981,170	3.24	15,159	1.90
B1	603,202	1.85	10,689	1.21	495,102	1.64	11,550	1.45
B2	83,341	0.25	3,428	0.38	82,112	0.27	5,561	0.70
B3	85,851	0.27	4,590	0.51	67,703	0.22	2,943	0.37
B4	133,701	0.41	23,797	2.66	93,133	0.31	21,871	2.75
C1	158,437	0.48	3,169	0.35	154,708	0.51	3,094	0.39
C2	75,830	0.24	7,583	0.85	55,611	0.18	5,562	0.70
C3	48,601	0.14	12,150	1.36	45,171	0.15	11,293	1.42
C4	41,372	0.12	16,549	1.85	36,005	0.12	14,402	1.81
C5	44,904	0.13	29,188	3.27	65,465	0.22	42,552	5.34
C6	53,646	0.16	48,262	5.40	71,035	0.23	63,932	8.03
Subtotal	**11,424,472**	**34.92**	**236,549**	**26.49**	**11,017,291**	**36.38**	**242,626**	**30.47**

	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Commercial								
Normal Portfolio	4,027,776	12.31	76,918	8.61	3,793,923	12.53	60,255	7.56
Impaired portfolio	462,583	1.41	198,975	22.27	443,539	1.46	170,024	21.34
Subtotal	**4,490,359**	**13.72**	**275,893**	**30.88**	**4,237,462**	**13.99**	**230,279**	**28.90**
Mortgage								
Normal Portfolio	10,733,871	32.81	21,078	2.36	9,678,316	31.96	20,979	2.63
Impaired portfolio	529,124	1.62	47,383	5.31	472,665	1.56	43,262	5.43
Subtotal	**11,262,995**	**34.43**	**68,461**	**7.67**	**10,150,981**	**33.52**	**64,241**	**8.06**
Mortgage								
Normal Portfolio	5,258,137	16.07	124,054	13.89	4,601,694	15.20	103,020	12.93
Impaired portfolio	280,920	0.86	188,191	21.07	274,595	0.91	156,422	19.64
Subtotal	**5,539,057**	**16.93**	**312,245**	**34.96**	**4,876,289**	**16.11**	**259,442**	**32.57**
Total	**32,716,883**	**100.00**	**893,148**	**100.00**	**30,282,023**	**100.00**	**796,588**	**100.00**

NOTE 39
RISK MANAGEMENT, continued

Regarding the individual evaluation portfolio, the different categories correspond to:

- Categories A or Portfolio in Normal Compliance, is one that is made up of debtors whose ability to pay them
it allows compliance with its financial obligations and commitments, and that according to the evaluation of its economic-financial situation, it is not seen that this condition changes in the short term.

- Categories B or Substandard Portfolio, is one that contemplates debtors with financial difficulties or significant worsening of their ability to pay and over which there are reasonable doubts about the total reimbursement of principal and interest in the terms agreed upon, showing a low slack to meet with your financial obligations in the short term.

- Categories C or Portfolio in Default, is made up of those debtors whose recovery is considered remote, since they show a deteriorated or no capacity to pay.

As for the group evaluation portfolios, a joint evaluation of the operations that compose it is carried out.

Refer to Note 31 for details of impaired Bank loans and their respective provisions, Also refer to the Note 20 for a breakdown of the maturities of the Bank's financial assets.

Exposure to credit risk in derivative contracts with abroad

As of December 31, 2019, the Bank's foreign exposure, including the counterparty risk in the derivative portfolio, was USD 2,309 million or 3,65% of the assets, In the table below, the exposure to derivative instruments is calculated using the equivalent credit risk, which is equal to the net value of the replacement plus the maximum potential value, considering the collateral in cash, which mitigates the exposure.

Below, additional details are included regarding our exposure to those countries that have a rating of 1 and that correspond to the largest exposures, The following is the exposure as of December 31, 2019, considering the fair value of the derivative instruments.

Country	Clasification	Derivative instrument (adjusted to market) M USD	Deposits M USD	Loans MUSD	Financial investments M USD	Total exposure M USD
China	2	0.00	0.00	7.23	0.00	7.23
Colombia	2	1.24	0.00	0.00	0.00	1.24
Italia	2	0.00	1.36	0.32	0.00	1.68
México	2	9.42	0.04	0.00	0.00	9.46
Panamá	2	1.50	0.00	0.00	0.00	1.50
Perú	2	2.20	0.00	0.00	0.00	2.20
Uruguay	2	0.00	0.00	0.10	0.00	0.10
Total		**14.36**	**1.40**	**7.65**	**0.00**	**23.41**

The total amount of this exposure to derivative instruments must be offset daily with the collateral and, therefore, the exposure to net loans is USD $ 0.

NOTE 39
RISK MANAGEMENT, continued

Our exposure to Spain within the group is as follows:

Counterpart	Country	Clasification	Derivative intruments (adjusted to market) M USD	Deposits M USD	Loans M USD	Financial investments M USD	Total exposure M USD
Banco Santander España (*)	España	1	319.0	54.8	0.4	0.0	374.20
Santander UK	UK	1	24.0	2.0	0.0	0.0	26.00
Banco Santander Mexico	Mexico	2	9.4	0.0	0.0	0.0	9.4

The total amount of this exposure to derivative instruments must be offset daily with the collateral and, therefore, the exposure to net loans is USD $0,
(*) We include our exposure to the Santander branches in New York and Hong Kong as exposure to Spain.

Impairment of other financial instruments

As of December 31, 2019 and 2018, the Bank did not have significant impairments in its financial assets other than credits and / or accounts receivable.

Security interests and credit improvements

The maximum exposure to credit risk, in some cases, is reduced by guarantees, credit enhancements and other actions that mitigate the Bank's exposure, Based on this, the constitution of guarantees is a necessary but not sufficient instrument in the granting of a loan; therefore, the acceptance of risk by the Bank requires the verification of other variables or parameters such as the ability to pay or generate resources to mitigate the risk incurred.

The procedures for the management and valuation of guarantees are included in the internal risk management policy, These policies establish the basic principles for the management of credit risk, which includes the management of guarantees received in transactions with customers, In this sense, the risk management model includes assessing the existence of appropriate and sufficient guarantees that allow the recovery of the loan to be carried out when the debtor's circumstances do not allow it to meet its obligations.

The procedures used for the valuation of the guarantees are in accordance with the best practices of the market, which involve the use of valuations in real estate guarantees, market price in stock values, value of the shares in an investment fund, etc, All the collateral received must be properly instrumented and registered in the corresponding registry, as well as having the approval of the Bank's legal divisions.

The Bank also has rating tools that allow ordering the credit quality of operations or clients, In order to study how this probability varies, the Bank has historical databases that store the information generated internally, The qualification tools vary according to the segment of the analyzed client (commercial, consumption, SMEs, etc,).

The following is a breakdown of impaired and non-impaired financial assets that have collateral, collateral or credit enhancements associated with the Bank as of December 31, 2019 and 2018:

	As of December	
	2019	2018
	MCh$	MCh$
Non-impaired financial assets:		
Properties/mortgages	23,371,510	22,047,354
Investments and others	2,785,219	2,200,776
Impaired financial assets:		
Properties/mortgages	101,456	119,181
Investments and others	525	865
Total	**26,258,710**	**24,368,176**

NOTE 39
RISK MANAGEMENT, continued

Liquidity risk

Liquidity risk is the risk that the Bank has difficulties in complying with the obligations associated with its financial obligations.

Liquidity risk management

The Bank is exposed daily to requirements of cash funds from several banking transactions such as current account drafts, payments of term deposits, guarantee payments, disbursements of derivative operations, etc, As is inherent in banking activity, the Bank does not hold funds in cash to cover the balance of those positions, since experience shows that only a minimum level of these funds will be withdrawn, which can be foreseen with a high degree of certainty.

The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient liquidity to meet its obligations at maturity, under normal circumstances and stress conditions, without incurring unacceptable losses or risking risk, of damage to the reputation of the Bank, The Board sets limits on a minimum portion of funds to be made available to meet such payments and on a minimum level of inter-bank operations and other lending facilities that should be available to cover drafts at unexpected levels of demand, which is reviewed periodically, On the other hand, the Bank must comply with regulatory limits dictated by the FMC for the mismatches of terms.

These limits affect the mismatches between future income and expenditure flows of the Bank considered individually and are the following:

i, Mismatches of up to 30 days for all currencies, up to once the basic capital;
ii, mismatches of up to 30 days for foreign currencies, up to once the basic capital; Y
iii, mismatches of up to 90 days for all currencies, twice the basic capital.

The treasury department receives information from all the business units on the liquidity profile of its financial assets and liabilities and details of other projected cash flows derived from future businesses, According to this information, treasury maintains a portfolio of liquid assets in the short term, composed largely of liquid investments, loans and advances to other banks, to ensure that the Bank maintains sufficient liquidity, The liquidity needs of the business units are met through short-term transfers from treasury to cover any short-term fluctuation and long-term financing to address all structural liquidity requirements.

The Bank monitors its liquidity position on a daily basis, determining the future flows of its expenses and revenues, In addition, stress tests are carried out at the end of each month, for which a variety of scenarios are used, covering both normal market conditions and fluctuation conditions, The liquidity policy and procedures are subject to review and approval by the Bank's Board of Directors, Periodic reports are generated detailing the liquidity position of the Bank and its affiliates, including any exceptions and corrective measures adopted, which are regularly reviewed by the ALCO.

The Bank is based on client (retail) and institutional deposits, bonds with banks, debt instruments and time deposits as its main sources of financing, Although most of the obligations with banks, debt instruments and time deposits have maturities of more than one year, customer and retail deposits tend to have shorter maturities and a large proportion of them are payable within 90 days, days, The short-term nature of these deposits increases the liquidity risk of the Bank and therefore the Bank actively manages this risk by constantly monitoring market trends and price management.

Exposure to liquidity risk

One of the key measures used by the Bank to manage liquidity risk is the proportion of net liquid assets to customer deposits, For this purpose, the net liquid assets must include cash / cash, cash equivalents and debt investments for which there is an active and liquid market minus the deposits of the banks, fixed income securities issued, loans and other commitments maturing in next month, A similar measure, but not identical, is used as a calculation to measure the Bank's compliance with the liquidity limit established by the SBIF, where the Bank determines the mismatch between its rights and obligations according to maturity according to the estimated performance.

NOTE 39
RISK MANAGEMENT, continued

The proportions of the mismatches at 30 days in relation to capital and 90 days in relation to 2 times the capital are shown in the following table:

	As of December 31,	
	2019	**2018**
	%	**%**
30 days	63	(20)
30 days foreign	-	-
90 days	79	(37)

Following is a breakdown, by contractual maturities, of the balances of the Bank's assets and liabilities as of December 31, 2019 and 2018, considering also those unrecognized commitments:

As of December 31, 2019	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Asset expiration (Note 20)	4,539,389	4,513,787	2,813,147	7,255,064	8,078,287	5,720,027	16,465,316	**49,385,017**
Expiration of liabilities (Note 20)	(11,793,782)	(6,641,245)	(6,747,894)	(5,610,834)	(4,439,984)	(3,425,089)	(6,200,485)	**(44,859,313)**
Net expiration	**(7,254,393)**	**(2,127,458)**	**(3,934,747)**	**1,644,230**	**3,638,303**	**2,294,938**	**10,264,831**	**4,525,704**
Unrecognized loan / credit commitments								
Guarantees and bonds	-	(30,356)	(9,009)	(318,024)	(93,814)	(747)	-	**(451,950)**
Letters of credit from abroad confirmed	-	(25,492)	(1,808)	(11,305)	(31,587)	-	-	**(70,192)**
Letters of documentary credits issued	-	(33,207)	(347)	(33,438)	(73,580)	-	-	**(140,572)**
Guarantee	-	(144,363)	(546,369)	(902,737)	(216,472)	(97,661)	(22,292)	**(1,929,894)**
Net maturity, including commitments	**(7,254,393)**	**(2,360,876)**	**(4,492,280)**	**378,726**	**3,222,850**	**2,196,530**	**10,242,548**	**1,933,096**

As of December 31, 2018	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Entre 1 y 3 años	Entre 3 y 5 años	Más de 5 años	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Asset expiration (Note 20)	2,827,643	5,798,664	2,451,466	5,504,699	6,214,328	3,808,562	11,838,090	**38,443,452**
Expiration of liabilities (Note 20)	(9,786,584)	(5,517,050)	(4,675,171)	(5,633,116)	(3,268,117)	(2,027,157)	(4,290,707)	**(35,197,902)**
Net expiration	**(6,958,941)**	**281,614**	**(2,223,705)**	**(128,417)**	**2,946,211**	**1,781,405**	**7,547,383**	**3,245,550**
Unrecognized loan / credit commitments								
Guarantees and bonds	-	(22,128)	(63,230)	(41,637)	-	(6,628)	-	**(133,623)**
Letters of credit from abroad confirmed	-	(3,842)	(9,128)	(33,177)	(212)	(10,679)	-	**(57,038)**
	-	(12,469)	(110,970)	(54,015)	-	(45,937)	(2)	**(223,393)**
Letters of documentary credits issued								
Guarantee	-	(663,642)	(188,147)	(905,554)	(75,909)	(87,597)	(33,356)	**(1,954,205)**
Net maturity, including commitments	**(6,958,941)**	**(420,467)**	**(2,595,180)**	**(1,162,800)**	**2,870,090**	**1,630,564**	**7,514,025**	**877,291**

The above tables show the undiscounted cash flows of the Bank's financial assets and liabilities on the estimated maturity basis, The expected cash flows of the Bank from these instruments can vary considerably compared to this analysis, For example, demand deposits are expected to remain stable or have an increasing trend, and unrecognized loan commitments are not expected to be executed all that have been arranged, In addition, the above breakdown excludes available lines of credit, since they lack contractual defined maturities.

NOTE 39
RISK MANAGEMENT, continued

Operating risk

Operational risk is the risk of direct or indirect losses arising from a wide variety of causes related to the Bank's processes, personnel, technology and infrastructure, and external factors that are not credit, market or liquidity, such as those related to legal or regulatory requirements, Operating risks arise from all Bank operations.

The objective of the Bank is the management of operational risk in order to mitigate economic losses and damages to the Bank's reputation with a flexible structure of internal control.

The Bank's Administration has the primary responsibility for the development and application of controls to deal with operational risks, This responsibility is supported by the overall development of the Bank's standards for operational risk management in the following areas:

- Requirements for the proper segregation of functions, including the independent authorization of operations
- Requirements for reconciliation and supervision of transactions
- Compliance with applicable legal and regulatory requirements
- Documentation of controls and procedures
- Requirements for the periodic evaluation of the applicable operational risks, and the adequacy of the controls and procedures to deal with the identified risks
- Requirements for the disclosure of operating losses and the proposed corrective measures
- Development of contingency plans
- Training and professional development / training
- Establishment of business ethics standards
- Reduction or mitigation of risks, including contracting insurance policies if they are effective.

Compliance with Bank regulations is supported by a program of periodic reviews carried out by the Bank's internal audit and whose examination results are presented internally to the management of the business unit examined and to the Directors and Audit Committee.

Capital risk

The Group defines capital risk as the risk that the Group or any of its companies may have an insufficient amount and/or quality of capital to: meet the minimum regulatory requirements in order to operate as a bank; respond to market expectations regarding its creditworthiness; and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

The objectives in this connection include most notably:

- To meet the internal capital and capital adequacy targets.
- To meet the regulatory requirements.
- To align the Bank's strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.)
- To support the growth of the businesses and any strategic opportunities that may arise.

The Group has a capital adequacy position that surpasses the levels required by regulations,

Capital management seeks to optimize value creation at the Bank an at its different business segment, The Bank continuously evaluates it risk-return ratios through its basic capital, effective net equity, economic capital and return on equity, With regard to capital adequacy, the Banks conducts its internal process based on the FMC standards which are based on Basel Capital Accord (Basel I), Economic capital is the capital required to support all the risk of the business activity with a given solvency level.

Capital is managed according to the risk environment, the economic performance of Chile and the business cycle, Board may modify our current equity policies to address changes in the mentioned risk environment.

NOTE 39
RISK MANAGEMENT, continued

Capital minimum

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$22,053 million or U,S,$ 31,6 million as of December 31, 2019) of paid-in capital and reserves, calculated in accordance with Chilean GAAP.

Capital requirement

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves ("basic capital") of at least 3% of total assets, net of required loan loss allowances, Regulatory capital and basic capital are calculated based on the consolidated financial statements prepared in accordance with the Compendium of Accounting Standards issued by the FMC, As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%, As of December 31, 2019, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 12.86% and our core capital ratio was 6.96%.

Regulatory capital is defined as the aggregate of:
• a bank's paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or basic capital;
• its subordinated bonds, valued at their placement price (but decreasing by 20,0% for each year during the period commencing six years prior to maturity), for an amount up to 50,0% of its basic capital; and
• its voluntary allowances for loan losses for an amount of up to 1,25% of risk weighted-assets.

The levels of basic capital and effective net equity at the close of each period are as follows:

	As of December 31,		Ratio As of December 31,	
	2019 MCh$	2018 MCh$	2019 %	2018 %
Basic capital	3,390,823	3,239,546	6.96	7.72
Regulatory capital	4,304,401	4,101,664	12.86	13.40

Concentration of risk

The Bank operates mainly in Chile, so most of its financial instruments are concentrated in that country, Refer to Note 10 of the financial statements for a breakdown of the concentration by industry of the Bank's receivables and accounts receivable.

NOTA N°40
NON CURRENT ASSETS HELD FOR SALE

Banco Santander has decided to implement its own acquisition network, therefore the Bank is in process to dispose-of the investment in the companies who provide such services. Accordingly, the Bank management is engaged in search plan for a buyer.

As required by IFRS 5, the Bank has reclassified to assets held for sale under the heading Other assets in the Consolidated Statement of Financial Position as of December 31, 2019 and in the same way it has presented in the income statements the effects associated with those investments as discontinued operations for all years presented.

The following investments in associates were classified to Other assets as assets held for sale:

As of December 31		2019		2018
	Participation %	Assets MCh$	income MCh$	Income MCh$
Transbank	25.00	19,093	1,442	284
Nexus	1.94	357	136	3,118
Redbanc	33.43	2,944	121	368
Totales		**22,394**	**1,699**	**3,770**

NOTE 41
SUBSEQUENT EVENTS

Bond issuance and repurchase

On January 7, 2020 Banco Santander Chile placed a bond with a 5 year term for an amounted of U.S.$750 million under the Rule 144-A of Securities Exchange Commission of United States.

On January 21, 2020, the Bank placed a Subordinated bond for an amount of U.S.$200 million.

On February 4, 2020, the Bank placed a Senior bond for an amount of UF2,000,000.

The Bank has performed the following bond repurchases during 2020:

Date	UF
01-02-2020	357.000
01-14-2020	131.000
01-21-2020	171.000
01-21-2020	181.000
01-24-2020	2.000
02-17-2020	15,000
02-17-2020	2,000
02-18-2020	50,000
02-18-2020	4,000
02-20-2020	350,000
02-20-2020	115,000
02-21-2020	57,000
02-21-2020	24,000
02-24-2020	10,000
02-24-2020	250,000

Date	Ch$
01-13-2020	50.000.000
01-14-2020	9.820.000.000
01-15-2020	400.000.000
01-21-2020	330.000.000
01-22-2020	11.430.000.000

Investment in associated and affiliates

a. Nexus

On January 22, 2020 Banco Itau-Corpbanca purchased the remaining shares held by Banco Santander in Nexus (79,577 shares), whit this, the sale process of Nexus has conclude. The investment in this company was classified as assets held for sale in June 2019.

b. Santander Consumer S.A. (“Consumer”)

On January 7, 2020 at the Extraordinary Shareholders Meeting, the members agreed to modify the business structure of Santander Consumer Chile to a limited liability company (responsabilidad limitada), which will operate under the corporate name Santander Consumer Finance Limitada.

c. Santander S.A. Sociedad Securitizadora

On January, 16, 2020, the company sent a “Material Fact” (Hecho Esencial) notifying that at the Extraordinary Shareholder Meeting held on January 15, 2020, the members agreed to modify the capital increase agreement dated on November 27, 2018, without changing the number of shares (280 ordinary registered shares, with a singles series and without nominal value).

NOTE 41
SUBSEQUENT EVENTS, continued

New regulations

On January 27, 2020, Financial Market Commission (FMC) issued two papers draft for comments related to credit-risk weighted assets and capital buffer requirements for the framework of modernization of the Chilean Banking Law (LGB), in accordance with new Basel III requirements.

On February 24, 2020 was published in the “Diario official” Law 21,210 which will be effective from the first quarter of 2020. The modification includes changes to income tax law, VAT tax and Tax Code. The Bank is reviewing any potential impact on the implementation of the new tax regulations.

There are no other subsequent events to be disclosed that occurred between January 1, 2020 and the date of issuance of these Financial Statements (February 27, 2020).

Jonathan Covarrubias H.	Miguel Mata Huerta
Chief Accounting Officer	Chief Executive Officer

Santander